As filed with the Securities and Exchange Commission on June 13, 2007
Registration No. 333-140630

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Pre-Effective
Amendment No. 4 to
Form S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

SHORETEL, INC.
(Exact name of Registrant as specified in its charter)

Delaware	3661	77-0443568
(State or other jurisdiction of incorporation or organization)	(Primary standard industrial code number)	(I.R.S. employer identification no.)

960 Stewart Drive
Sunnyvale, CA 94085-3913
(408) 331-3300
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

John W. Combs
Chairman, President and Chief Executive Officer
ShoreTel, Inc.
960 Stewart Drive
Sunnyvale, CA 94085
(408) 331-3300
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Dennis DeBroeck, Esq.	Jeffrey D. Saper, Esq.
Jeffrey R. Vetter, Esq.	Steven V. Bernard, Esq.
Fenwick & West LLP	Wilson Sonsini Goodrich & Rosati, P.C.
801 California Street	650 Page Mill Road
Mountain View, California 94041	Palo Alto, California 94304
(650) 988-8500	(650) 493-9300

Approximate date of commencement of proposed sale to the public:  As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION. DATED JUNE 13, 2007.

7,900,000 Shares

Common Stock

This is our initial public offering, and no public market currently exists for our shares of common stock. We are offering 7,900,000 shares of common stock. We anticipate that the initial public offering price will be between $8.50 and $10.50 per share.

We have applied to have our common stock approved for quotation on the NASDAQ Global Market under the symbol “SHOR.”

Investing in our common stock involves risks. See “Risk Factors” beginning on page 7.

	Per Share	Total

Initial public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to ShoreTel	$	$

To the extent that the underwriters sell more than 7,900,000 shares of common stock, the underwriters have the option to purchase up to an additional 1,185,000 shares from us at the initial public offering price less the underwriting discount.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares on or about          , 2007.

Lehman Brothers	JPMorgan

Piper Jaffray	JMP Securities	Wedbush Morgan Securities

Prospectus dated          , 2007

ShoreTel™

ShoreTel

ShoreTel
Converged Conferencing
ShoreWare Director
Converged Conferencing
Personal Call Manager

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus.

You should rely only on the information contained in this prospectus and any free writing prospectus prepared by or on behalf of us. This prospectus is an offer to sell only the shares offered hereby but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

Through and including          , 2007 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

i

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus and does not contain all of the information you should consider before buying shares of our common stock. Before deciding to invest in shares of our common stock, you should read the entire prospectus carefully, including our consolidated financial statements and the related notes and the information set forth under the headings “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” in each case included elsewhere in this prospectus. Except where the context requires otherwise, in this prospectus, “Company,” “ShoreTel,” “we,” “us,” and “our” refer to ShoreTel, Inc., a Delaware corporation, and our predecessor, ShoreTel, Inc., a California corporation, and where appropriate, their respective subsidiaries.

ShoreTel, Inc.

Overview

We are a leading provider of Internet Protocol, or IP, telecommunications systems for enterprises. Our systems are based on our distributed software architecture and switch-based hardware platform which enable multi-site enterprises to be served by a single telecommunications system. Our systems enable a single point of management, easy installation and a high degree of scalability and reliability, and provide end users with a consistent, full suite of features across the enterprise, regardless of location. As a result, we believe our systems enable enhanced end user productivity and provide lower total cost of ownership and higher customer satisfaction than alternative systems.

Our solution is comprised of ShoreGear switches, ShorePhone IP telephones and ShoreWare software applications. We provide our systems to enterprises across all industries, including to small, medium and large companies and public institutions. Our enterprise customers include multi-site Fortune 500 companies with tens of thousands of employees. As of March 31, 2007, we had sold our IP telecommunications systems to more than 4,500 enterprise customers, including CNET Networks, Robert Half International and the City of Oakland, California. We sell our systems through our extensive network of more than 400 channel partners.

We have achieved broad industry recognition for our technology and high customer satisfaction. Our enterprise IP telecommunications systems received PC Magazine’s Best of the Year 2005 Editors’ Choice designation. For the last four years, IT executives surveyed by Nemertes Research, an independent research firm, have rated ShoreTel highest in customer satisfaction among leading enterprise telecommunications systems providers.

We increased our total revenue over the last two fiscal years, from $18.8 million in fiscal 2004 to $61.6 million in fiscal 2006, and we generated net income of $4.0 million in fiscal 2006 and net income of $4.2 million for the nine-month period ended March 31, 2007. As of March 31, 2007, we had an accumulated deficit of $86.7 million and total shareholders’ deficit of $34.5 million.

Industry Background

Enterprises have historically operated separate networks for voice and data communications which resulted in significant complexity and high cost. Multi-site enterprises typically operated separate telecommunications systems at each of their sites that often were difficult to install and manage. These systems also required significant additional investments to scale and did not enable delivery of a uniform set of features and functions across all sites. Enterprises are increasingly migrating to a single IP network for both voice and data communications to reduce costs and network complexity and increase end user productivity. This migration is creating a significant opportunity for providers of IP telecommunications systems. Gartner, Inc., an independent research firm, estimates that worldwide enterprise telephony systems equipment end user revenue was $17.2 billion in 2006, including legacy TDM PBX/KTS equipment, IP-enabled PBX equipment and IP-PBX equipment. According to Gartner, the IP-PBX market was estimated to have been $3.9 billion in 2006 and is expected to grow to $7.9 billion by 2010, which represents a 19.1% compound annual growth rate. We refer to the TDM PBX/KTS equipment as “TDM systems,” IP-enabled PBX equipment as “hybrid systems,” and IP-PBX equipment as “IP systems.”

TDM systems, hybrid systems and a common form of IP systems, server-centric IP telecommunications systems, each have significant limitations. TDM systems require a dedicated voice network that consists of circuits and phones, as well as a separate PBX switch for each office site, which results in a series of standalone telecommunications systems within a single enterprise. This also results in high installation, integration, and on-going management and maintenance costs. Hybrid systems are based on a TDM infrastructure and suffer from many of the same shortcomings as TDM systems. Hybrid systems also require enterprises to maintain two telecommunications systems, further increasing management complexity and cost and leading to inconsistent features for end users across the enterprise. Server-centric IP systems typically have a centralized software architecture and require system management to be performed on a site-by-site basis. These systems can be costly to scale because significant additional equipment is often required to accommodate growth while maintaining adequate redundancy. Server-centric IP systems also run on operating systems that were not optimized for real-time voice processing, which we believe results in lower reliability and decreased performance.

Our Solution

We provide switch-based IP telecommunications systems for enterprises that address the limitations of TDM, hybrid and server-centric IP systems. Our systems are based on our proprietary distributed software architecture and switch-based hardware platform. Our software applications are distributed across each site of an enterprise, providing end users with a consistent, full suite of features across the enterprise, regardless of location. Our switch-based hardware platform uses our proprietary software to allow for a single point of management of an enterprise’s telecommunications system across all sites.

As a result of our distributed software architecture and switch-based hardware platform, our systems provide enterprise customers with a number of key benefits, including:

•	Ease of use. We provide a wide range of innovative, high performance phones that we combine with our feature-rich desktop software application, Personal Call Manager. Personal Call Manager allows end users to control their phones from their PCs, regardless of their location, and integrates with enterprise software applications, such as Microsoft Outlook and salesforce.com.

•	Ease of installation and management. Our systems are easy to install as a result of our proprietary installation software, which automatically recognizes and configures the elements of our solution as they are added to the systems. Our systems also feature a single point of management with a simple, intuitive interface that allows IT managers to modify their systems from anywhere through a web browser. We believe our systems are also easier to install and manage because they require fewer hardware elements than alternative systems.

•	Scalability. We believe our distributed software architecture and the modular design of our system hardware allow enterprises to incrementally scale our systems more cost-effectively than alternative systems, which can require replacement of substantial amounts of system equipment to increase capacity. In contrast, all of the investment an enterprise customer makes in our systems will continue to operate as their implementation of our systems expands to support their growth.

•	Reliability. Our switches are designed to be highly reliable and operate independently. Each switch in our systems is capable of independently establishing and terminating calls without relying on a centralized call control server, as is the case with alternative systems. As a result, enterprise telecommunications can survive a variety of LAN, WAN and hardware failures using our systems.

•	Low total cost of ownership. Our systems allow enterprise customers to lower the overall capital expenditures and on-going operating expenses typically associated with the deployment and management of enterprise telecommunications systems.

Our Strategy

Our goal is to become the leading provider of IP telecommunications systems for enterprises. Key elements of our strategy include:

•	Extend our technology advantage. We intend to continue our research and development activities and expand our relationships with technology partners to enhance our product functionality, feature set and end user experience. We also intend to continue to develop additional applications for our systems and expand the interoperability of our systems with additional enterprise applications.

•	Grow our distribution network. We intend to increase our market penetration and extend our geographic reach by expanding our business with existing channel partners and by adding channel partners that serve specific target markets. We are particularly focused on expanding our relationships with channel partners that are focused on large enterprise accounts and with channel partners that operate in strategic international markets.

•	Maintain focus on customer satisfaction. We intend to continue to work closely with enterprise customers to gain valuable knowledge about their existing and future product requirements to help us develop new products and product enhancements that address their evolving requirements. We will continue to actively measure, and develop programs to continue to enhance, customer satisfaction.

•	Increase our brand awareness. We believe that increased visibility and awareness of the ShoreTel brand will enhance our ability to participate in enterprise customer evaluations of telecommunications systems, and will enable us to continue to grow our enterprise customer base. We intend to increase our sales and marketing activities to both channel partners and enterprise customers through targeted marketing programs, such as participation in seminars, trade shows and conferences, and advertising and public relations initiatives.

•	Increase penetration of our installed base. We plan to leverage our installed enterprise customer base to increase future sales. Since many organizations initially deploy our systems at a single location, we believe we can drive further penetration of our systems at multiple locations within these enterprises.

Corporate Information

We were originally incorporated in California in September 1996, and we plan to reincorporate into Delaware prior to the completion of this offering. Our principal offices are located at 960 Stewart Drive, Sunnyvale, CA 94085, and our telephone number is (408) 331-3300. Our world wide web address is http: //www.shoretel.com. The information found on, or accessible through, our website is not a part of this prospectus.

ShoreTel, our logo, ShorePhone, ShoreGear and ShoreWare are registered trademarks of ShoreTel. All other trademarks, tradenames and service marks appearing in this prospectus are the property of their respective owners.

THE OFFERING

Shares of common stock offered by ShoreTel	7,900,000 shares

Shares of common stock to be outstanding after this offering	41,255,916 shares

Use of proceeds	We estimate that we will receive net proceeds of $67.6 million from our sale of the 7,900,000 shares of common stock offered by us in this offering, based on an assumed initial public offering price of $9.50 per share, the midpoint of the range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated expenses payable by us. We intend to use the net proceeds of this offering for working capital and general corporate purposes. In addition, we may use up to $5.0 million of the net proceeds of this offering to acquire technology to extend and enhance the functionality of our existing products. See “Use of Proceeds.”

Proposed NASDAQ Global Market symbol	SHOR

The number of shares of common stock to be outstanding after this offering is based on 33,355,916 shares outstanding as of March 31, 2007, and excludes:

•	3,243,485 shares of common stock issuable upon exercise of outstanding options as of March 31, 2007, at a weighted average exercise price of $1.31 per share;

•	1,302,038 shares of common stock issuable upon exercise of options granted between April 1, 2007 and June 13, 2007, at a weighted average exercise price of $11.34 per share;

•	70,883 shares of common stock issuable upon exercise of outstanding warrants as of March 31, 2007, at a weighted average exercise price of $2.77 per share; and

•	3,697,962 shares of common stock reserved for future grant or issuance under our 2007 equity incentive plan and 500,000 shares of common stock to be available for issuance under our 2007 employee stock purchase plan effective upon the completion of this offering.

Except as otherwise noted, all information in this prospectus:

•	reflects our reincorporation into Delaware and the filing of our restated certificate of incorporation prior to the completion of this offering;

•	reflects the conversion of all our outstanding shares of redeemable convertible preferred stock into an aggregate of 23,316,406 shares of common stock effective upon the completion of this offering;

•	reflects the conversion of all outstanding warrants to purchase shares of our redeemable convertible preferred stock into warrants to purchase an aggregate of 67,703 shares of common stock effective upon completion of this offering;

•	reflects a 1-for-10 reverse split of our outstanding capital stock to be effective prior to the completion of this offering; and

•	assumes no exercise of the underwriters’ option to purchase up to an additional 1,185,000 shares from us.

SUMMARY CONSOLIDATED FINANCIAL DATA

The following tables summarize our consolidated financial data. The consolidated statements of operations data for the fiscal years ended June 30, 2004, 2005 and 2006 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The consolidated statements of operations data for the nine-month periods ended March 31, 2006 and 2007 have been derived from our unaudited consolidated financial statements included elsewhere in this prospectus. The unaudited consolidated financial statements include, in the opinion of management, all adjustments, which include only normal recurring adjustments, that management considers necessary for the fair presentation of the financial information set forth in those financial statements. You should read this data together with our consolidated financial statements and the notes to those statements included elsewhere in this prospectus and the information under “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Our historical results are not necessarily indicative of the results to be expected in any future period.

	Year Ended June 30,			Nine Months Ended March 31,
	2004	2005	2006	2006	2007
	(Dollars in thousands, except per share amounts)

Consolidated statement of operations data:
Revenue:
Product	$16,587	$31,970	$55,300	$37,972	$61,473
Support and services	2,241	3,512	6,308	4,552	7,431

Total revenue	18,828	35,482	61,608	42,524	68,904
Cost of revenue:
Product (1)	7,725	13,961	21,855	15,723	21,271
Support and services (1)	1,660	2,907	5,425	3,942	4,853

Total cost of revenue	9,385	16,868	27,280	19,665	26,124
Gross profit	9,443	18,614	34,328	22,859	42,780

Operating expenses:
Research and development (1)	5,517	7,034	9,720	6,520	11,450
Sales and marketing (1)	8,004	10,050	15,699	10,855	18,441
General and administrative (1)	2,166	3,045	4,936	3,108	8,383

Total operating expenses	15,687	20,129	30,355	20,483	38,274

Income (loss) from operations	(6,244)	(1,515)	3,973	2,376	4,506
Other income (expense) — net	(7)	124	248	96	(7)

Income (loss) before provision for income taxes	(6,251)	(1,391)	4,221	2,472	4,499
Income tax provision	—	(11)	(219)	(140)	(311)

Net income (loss)	(6,251)	(1,402)	4,002	2,332	4,188
Accretion of preferred stock	(26)	(32)	(51)	(38)	(38)

Net income (loss) available to common shareholders	$(6,277)	$(1,434)	$3,951	$2,294	$4,150

Net income (loss) per common share available to common shareholders (2):
Basic	$(1.27)	$(0.27)	$0.60	$0.36	$0.50
Diluted	$(1.27)	$(0.27)	$0.39	$0.24	$0.34
Shares used in computing net income (loss) per share available to common shareholders (2):
Basic	4,934,507	5,351,706	6,609,170	6,358,839	8,341,561
Diluted	4,934,507	5,351,706	10,114,513	9,574,631	12,176,351
Unaudited pro forma net income per share available to common shareholders (3):
Basic			$0.13		$0.13
Diluted			$0.12		$0.12
Unaudited shares used in computing pro forma net income per share available to common shareholders (3):
Basic			29,925,576		31,657,967
Diluted			33,430,919		35,492,757

(1)	Includes stock-based compensation expense as follows:

				Nine Months
	Year Ended June 30,			Ended March 31,
	2004	2005	2006	2006	2007
	(In thousands)

Cost of product revenue	$—	$—	$—	$—	$7
Cost of support and services revenue	—	—	16	14	55
Research and development	—	—	14	6	190
Sales and marketing	—	—	7	2	331
General and administrative	45	82	45	24	1,470

Total stock-based compensation	$45	$82	$82	$46	$2,053

(2)	See note 2 to our consolidated financial statements for a description of the method used to compute basic and diluted net income (loss) per share available to common shareholders, which gives effect to the 1-for-10 reverse split of our outstanding common stock prior to the closing of this offering.

(3)	See note 2 to our consolidated financial statements for a description of the method used to compute basic and diluted net income (loss) per share available to common shareholders. Unaudited pro forma basic and diluted net income per share available to common shareholders have been computed to give effect to the 1-for-10 reverse split of our outstanding common stock prior to the closing of this offering and the assumed conversion of redeemable convertible preferred stock upon the closing of this offering on an if-converted basis for the fiscal year ended June 30, 2006 and the nine-month period ended March 31, 2007.

The actual consolidated balance sheet data as of March 31, 2007 have been derived from our unaudited consolidated financial statements included elsewhere in this prospectus. The pro forma consolidated balance sheet data set forth below give effect to the conversion of all outstanding redeemable convertible preferred stock into common stock and the reclassification of the preferred stock warrant liability to common stock upon the completion of this offering. The pro forma as adjusted consolidated balance sheet data set forth below give effect to our receipt of the net proceeds from the sale of 7,900,000 shares of common stock offered by us at an assumed initial public offering price of $9.50 per share, the midpoint of the range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

	As of March 31, 2007
			Pro Forma As
	Actual	Pro Forma	Adjusted(1)
	(In thousands)

Consolidated balance sheet data:
Cash and cash equivalents	$16,811	$16,811	$84,458
Working capital	22,443	22,443	90,090
Total assets	48,112	48,112	115,759
Preferred stock warrant liability	666	—	—
Redeemable convertible preferred stock	56,329	—	—
Total shareholders’ equity (deficit)	(34,453)	22,542	90,189

(1)	Each $1.00 increase or decrease in the assumed initial public offering price of $9.50 per share would increase or decrease, respectively, the amount of cash and cash equivalents, working capital, total assets and total shareholders’ equity on a pro forma as adjusted basis by approximately $7.3 million, assuming the number of shares offered by us, as set forth on the cover of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions payable by us.

RISK FACTORS

This offering and an investment in our common stock involve a high degree of risk. You should carefully consider the risks and uncertainties described below, together with all of the other information in this prospectus, including the consolidated financial statements and the related notes appearing at the end of this prospectus, before deciding to invest in our common stock. If any of the following risks actually occurs, our business, financial condition, results of operations and future prospects could be materially and adversely affected. In that event, the market price of our common stock could decline and you could lose part or all of your investment.

Risks Related to Our Business

Our recent profitability and growth rates may not be indicative of our future profitability or growth, and we may not be able to continue to maintain or increase our profitability or growth.

While we have been profitable in recent periods, we had an accumulated deficit of $86.7 million as of March 31, 2007. This accumulated deficit is attributable to net losses incurred from our inception in September 1996 through the end of the third quarter of fiscal 2005. We may not succeed in maintaining or increasing our profitability and could incur losses in future periods. We expect to incur significant additional operating expenses associated with being a public company. We also expect that our operating expenses, including recognition of stock-based compensation, will continue to increase in all areas as we seek to grow our business. If our gross profit does not increase to offset these expected increases in operating expenses, our operating results will be negatively affected. You should not consider our recent growth rates in terms of revenue and net income as indicative of our future growth. Accordingly we cannot assure you that we will be able to maintain or increase our profitability in the future.

The market in which we operate is intensely competitive, and many of our competitors are larger, more established and better capitalized than we are.

The market for IP telecommunications and other telecommunications systems is extremely competitive. Our competitors include companies that offer IP systems, such as Cisco Systems, Inc. and 3Com Corporation, and that offer hybrid systems, such as Alcatel-Lucent, Avaya, Inc., Inter-Tel Incorporated, Mitel Networks Corporation (which recently announced plans to acquire Inter-Tel Incorporated) and Nortel Networks Corporation. Several of the companies that offer hybrid systems are beginning to also offer IP telecommunications systems. Many of our competitors are substantially larger and have greater financial, technical, research and development, sales and marketing, manufacturing, distribution and other resources. We could also face competition from new market entrants, whether from new ventures or from established companies moving in to the market. These competitors have various other advantages over us, including:

•	greater market presence, name recognition and brand reputation;

•	a larger installed base of telecommunications and networking systems with enterprise customers;

•	larger and more geographically distributed services and support organizations and capabilities;

•	a broader offering of telecommunications and networking products, applications and services;

•	a more established international presence to address the needs of global enterprises;

•	substantially larger patent and intellectual property portfolios;

•	longer operating histories;

•	a longer history of implementing large-scale telecommunications or networking systems;

•	more established relationships with industry participants, customers, suppliers, distributors and other technology companies; and

•	the ability to acquire technologies or consolidate with other companies in the industry to compete more effectively.

Given their capital resources, many of these competitors are in a better position to withstand any significant reduction in capital spending by enterprise customers on telecommunications equipment and are not as susceptible to downturns in a particular market. This risk is enhanced because we focus our business solely on the enterprise IP telecommunications market and do not have a diversified portfolio of products that are applicable to other market segments.

We compete primarily on the basis of price, feature set, reliability, scalability, usability, total cost of ownership and service. Because our competitors have greater financial strength than we do and are able to offer a more diversified bundle of products and services, they have offered and in the future may offer telecommunications products at lower prices than we do. These larger competitors can also bundle products with other services, such as hosted or managed services, effectively reducing the price of their products. In order to remain competitive from a cost perspective, we have in the past reduced the prices of our products, and we may be required to do so in the future, in order to gain enterprise customers. Price reductions could have a negative effect on our gross margins.

Our competitors may also be able to devote more resources to developing new or enhanced products, including products that may be based on new technologies or standards. If our competitors’ products become more accepted than our products, our competitive position will be impaired and we may not be able to increase our revenue or may experience decreased gross margins. If any of our competitors’ products or technologies become the industry standard, if they are successful in bringing their products to market earlier, or if their products are more technologically capable than ours, then our sales could be materially adversely affected. We may not be able to maintain or improve our competitive position against our current or future competitors, and our failure to do so could materially and adversely affect our business.

As voice and data networks converge, we are likely to face increased competition from companies in the information technology, personal and business applications and software industries.

The convergence of voice and data networks and their wider deployment by enterprises has led information technology and communication applications deployed on converged networks to become more integrated. This integration has created an opportunity for the leaders in information technology, personal and business applications and the software that connects the network infrastructure to those applications, to enter the telecommunications market and offer products that compete with our systems. Competition from these potential market entrants may take many forms, and they may offer products and applications similar to those we offer. For example, Microsoft Corporation has recently announced its unified communications product roadmap. This includes its recently introduced “Office Communicator 2007,” which Microsoft stated will allow end users to control communications, including voice over IP, through the Office Communicator application on their PC, which we expect will provide functionality similar to that offered by our Personal Call Manager application. Microsoft has also announced plans to introduce Exchange Server 2007, a product that will offer competing unified messaging capabilities. Microsoft has also developed an IP phone and has licensed the rights to produce such phones to third parties. In addition, Microsoft has also entered into alliances with several of our competitors, and in July 2006 announced an extensive relationship with Nortel for the production of IP-based communications equipment that will be integrated with the Microsoft systems and Office Communicator. Microsoft and other leaders in the information technology, personal and business applications and software industries, have substantial financial and other resources that they could devote to this market.

If Microsoft continues to move into the telecommunications market or if other new competitors from the information technology, personal and business applications or software industries enter the telecommunications market, the market for IP telecommunications systems will become increasingly competitive. If the solutions offered by Microsoft or other new competitors achieve substantial market penetration, we may not be able to maintain or improve our market position, and our failure to do so could materially and adversely affect our business and results of operations.

If the emerging market for enterprise IP telecommunications systems does not fully develop, our future business would be harmed.

The market for enterprise IP telecommunications systems has begun to develop only recently, is evolving rapidly and is characterized by an increasing number of market entrants. As is typical of a new and rapidly evolving industry, the demand for and market acceptance of, enterprise IP telecommunications systems products and services are uncertain. We cannot assure you that enterprise telecommunications systems that operate on IP networks will become widespread. In particular, enterprises that have already invested substantial resources in other means of communicating information may be reluctant or slow to implement an IP telecommunications system that can require significant initial capital expenditures as compared to a hybrid system that might require a lower initial capital expenditure despite higher potential total expenditures over the long term. If the market for enterprise IP telecommunications systems fails to develop or develops more slowly than we anticipate, our products could fail to achieve market acceptance, which in turn could significantly harm our business. This growth may be inhibited by a number of factors, such as:

•	initial costs of implementation for a new system;

•	quality of infrastructure;

•	security concerns;

•	equipment, software or other technology failures;

•	regulatory encroachments;

•	inconsistent quality of service;

•	perceived unreliability or poor voice quality over IP networks as compared to circuit-switched networks; and

•	lack of availability of cost-effective, high-speed network capacity.

Moreover, as IP-based data communications and telecommunications usage grow, the infrastructure used to support these services, whether public or private, may not be able to support the demands placed on them and their performance or reliability may decline. Even if enterprise IP telecommunications systems become more widespread in the future, we cannot assure you that our products will attain broad market acceptance.

Our operating results may fluctuate in the future, which could cause our stock price to decline.

Our quarterly and annual results of operations may fluctuate in the future as a result of a variety of factors, some of which may be outside of our control. If our results of operations fall below the expectations of securities analysts or investors, the price of our common stock could decline substantially. Fluctuations in our quarterly or annual results of operations may be due to a number of factors, including, but not limited to:

•	the timing and volume of shipments of our products during a particular period;

•	the timing and success of new product introductions by us or our competitors;

•	the timing of recognition of revenue from sales to our customers;

•	changes in our or our competitors’ pricing policies or sales terms;

•	changes in the mix of our products and services sold during a particular period;

•	the amount and timing of operating costs related to the maintenance and expansion of our business, operations and infrastructure;

•	our ability to control costs, including third-party manufacturing costs and costs of components;

•	our ability to obtain sufficient supplies of components;

•	our ability to maintain sufficient production volumes for our products;

•	volatility in our stock price, which may lead to higher stock compensation expenses pursuant to Statement of Financial Accounting Standards No. 123(R), Share-Based Payment, or SFAS 123(R);

•	the timing of costs related to the development or acquisition of technologies or businesses;

•	conditions specific to the IP telecommunications market, such as rates of adoption of IP telecommunications systems and introduction of new standards;

•	changes in domestic and international regulatory environments affecting the Internet and telecommunications industries;

•	seasonality in our target markets; and

•	the purchasing and budgeting cycles of enterprise customers.

Because our operating expenses are largely fixed in the short-term, any shortfalls in revenue in a given period would have a direct and adverse effect on our operating results in that period. We believe that our quarterly and annual revenue and results of operations may vary significantly in the future and that period-to-period comparisons of our operating results may not be meaningful. You should not rely on the results of one period as an indication of future performance.

We rely on third-party resellers to sell our products, and disruptions to, or our failure to develop and manage, our distribution channels and the processes and procedures that support them could adversely affect our business.

Approximately 92% of our total revenue in fiscal 2006 was generated through indirect channel sales. These indirect sales channels consist of third-party resellers that market and sell telecommunications systems and other products and services to customers. We expect indirect channel sales will continue to generate a substantial majority of our total revenue in the future. Our future success is highly dependent upon establishing and maintaining successful relationships with a variety of third-party resellers of telecommunications products and services. In addition, we rely on these entities to provide many of the installation, implementation and support services for our products. Accordingly, our success depends in large part on the effective performance of these channel partners. By relying on channel partners, we may in some cases have little or no contact with the ultimate users of our products, thereby making it more difficult for us to establish brand awareness, ensure proper delivery and installation of our products, service ongoing enterprise customer requirements and respond to evolving enterprise customer needs. This difficulty could be more pronounced in international markets, where we expect that enterprise customers will purchase our systems from a channel partner that purchased through a distributor. Additionally, some of our channel partners are smaller companies that may not have the same financial resources as other of our larger channel partners, which could in some cases expose us to additional collections risk. As of June 30, 2005 and 2006, we had approximately 210 and 340, respectively, third-party resellers in our channel partner program. Historically, we have experienced relatively low turnover of the resellers in our program, with 13 and 19 members leaving the program in fiscal 2005 and fiscal 2006, respectively.

Recruiting and retaining qualified channel partners and training them in our technology and products requires significant time and resources. In order to develop and expand our distribution channel, we must continue to scale and improve our processes and procedures that support our channel, including investment in systems and training, and those processes and procedures may become increasingly complex and difficult to manage. We have no long-term contracts or minimum purchase commitments with any of our channel partners, and our contracts with these channel partners do not prohibit them from offering products or services that compete with ours. Our competitors may be effective in providing incentives to existing and potential channel partners to favor their products or to prevent or reduce sales of our products. Our channel partners may choose not to offer our products exclusively or at all. Our failure to establish and maintain successful relationships with channel partners would likely materially adversely affect our business, operating results and financial condition.

Our sales cycle can be lengthy and unpredictable, which makes it difficult to forecast the amount of our sales and operating expenses in any particular period.

The sales cycle for our products typically ranges from six to nine months, and in some cases can be over 12 months. Part of our strategy is to increasingly target our sales efforts on larger enterprises. Because the sales cycle for large enterprises is generally longer than for smaller enterprises, our sales cycle in the future may be even longer than it has been historically. As a result, we may have limited ability to forecast whether or in which period a sale will occur. The success of our product sales process is subject to many factors, some of which we have little or no control over, including:

•	the timing of enterprise customers’ budget cycles and approval processes;

•	a technical evaluation or trial by potential enterprise customers;

•	our ability to introduce new products, features or functionality in a manner that suits the needs of a particular enterprise customer;

•	the announcement or introduction of competing products; and

•	the strength of existing relationships between our competitors and potential enterprise customers.

We may expend substantial time, effort and money educating our current and prospective enterprise customers as to the value of, and benefits delivered by, our products, and ultimately fail to produce a sale. If we are unsuccessful in closing sales after expending significant resources, our operating results will be adversely affected. Furthermore, if sales forecasted for a particular period do not occur in such period, our operating results for that period could be substantially lower than anticipated and the market price of our common stock could decline.

Our products incorporate some sole sourced components and the inability of these sole source suppliers to provide adequate supplies of these components may prevent us from selling our products for a significant period of time or limit our ability to deliver sufficient amounts of our products.

We rely on sole or limited numbers of suppliers for several key components utilized in the assembly of our products. For example, we source semiconductors that are essential to the operation of our phones from separate single suppliers, and we have not identified or qualified any alternative suppliers for these components. We do not have supply agreements with our sole source suppliers, and the components for our products are typically procured by our contract manufacturers. If we lose access to these components we may not be able to sell our products for a significant period of time, and we could incur significant costs to redesign our products or to qualify alternative suppliers. This reliance on a sole source or limited number of suppliers involves several additional risks, including:

•	supplier capacity constraints;

•	price increases;

•	timely delivery; and

•	component quality.

This reliance is exacerbated by the fact that we maintain a relatively small amount of inventory and our contract manufacturers typically acquire components only as needed. As a result, our ability to respond to enterprise customer orders efficiently may be constrained by the then-current availability or the terms and pricing of these components. Disruption or termination of the supply of these components could delay shipments of our products and could materially and adversely affect our relationships with current and prospective enterprise customers. For example, in December 2004, our power supply component vendor was unable to provide sufficient components, and we had to obtain this component from another source. Also, from time to time we have experienced component quality issues with products obtained from our contract manufacturers. For example, in the first quarter of our 2005 fiscal year, we had to expend resources to fix keys that were not working properly on some of our phones. In addition, any increase in the price of these components could reduce our gross margin and adversely impact our profitability. We cannot assure you that we will be able to obtain a sufficient quantity of these components to meet the demands of enterprise customers in a timely manner or that prices of these components will not increase. In addition, problems with respect to yield and quality of these components and timeliness of deliveries could occur. These delays could also materially and adversely affect our operating results.

Our business may be harmed if our contract manufacturers are not able to provide us with adequate supplies.

We outsource the manufacturing of our products. Currently, we have arrangements for the production of our switches with a contract manufacturer in California and for the production of our phones with a contract manufacturer located in China. Our reliance on contract manufacturers involves a number of potential risks, including the absence of adequate capacity and reduced control over delivery schedules.

We depend on our contract manufacturers to finance the production of goods ordered and to maintain adequate manufacturing capacity. We do not exert direct control over our contract manufacturers, so we may be unable to procure timely delivery of acceptable products to our enterprise customers.

If sales of our products continue to grow, one or both of our contract manufacturers may not have sufficient capacity to enable it to increase production to meet the demand for our products. Moreover, both of our contract manufacturers could have manufacturing engagements with companies that are much larger than we are and whose production needs are much greater than ours. As a result, one or both of our contract manufacturers may choose to devote additional resources to the production of products other than ours if capacity is limited.

In addition, our contract manufacturers do not have any written contractual obligation to accept any purchase order that we submit for the manufacture of any of our products nor do we have any assurance that our contract manufacturers will agree to manufacture and supply any or all of our requirements for our products. Furthermore, either of our contract manufacturers may unilaterally terminate their relationship with us at any time upon 180 days notice with respect to the contract manufacturer of our switches and 120 days notice with respect to the contract manufacturer of our phones or seek to increase the prices they charge us. For example, in January 2005, one of our former contract manufacturers, which at the time was the sole manufacturer of our switches, notified us that it was terminating its relationship with us upon six months of advance notice, which required us to qualify and obtain a new contract manufacturer. As a result, we are not assured that our current manufacturers will continue to provide us with an uninterrupted supply of products of at an acceptable price in the future.

Even if our contract manufacturers accept and fulfill our orders, it is possible that the products may not meet our specifications. Because we do not control the final assembly and quality assurance of our products, there is a possibility that these products may contain defects or otherwise not meet our quality standards, which could result in warranty claims against us that could adversely affect our operating results and future sales.

If our contract manufacturers are unable or unwilling to continue manufacturing our products in required volumes and to meet our quality specifications, or if they significantly increase their prices, we will have to identify one or more acceptable alternative contract manufacturers. The process of identifying and qualifying a new contract manufacturer can be time consuming, and we may not be able to substitute suitable alternative contract manufacturers in a timely manner or at acceptable prices. Additionally, transitioning to new contract manufacturers may cause delays in supply if the new contract manufacturers have difficulty manufacturing products to our specifications or quality standards. Furthermore, we do not own the electronic design for our phones, hence it may be more difficult or costly for us to change the contract manufacturer of our phones or to arrange for an alternate of or a replacement for these products in a timely manner should a transition be required. This could also subject us to the risk that our competitors could obtain phones containing technology that is the same as or similar to the technology in our phones.

Any disruption in the supply of products from our contract manufacturers may harm our business and could result in a loss of sales and an increase in production costs, which could adversely affect our business and results of operations.

The gross margins on our products may decrease due to competitive pressures or otherwise, which could negatively impact our profitability.

It is possible that the gross margins on our products will decrease in the future in response to competitive pricing pressures, new product introductions by us or our competitors, changes in the costs of components or other factors. If we experience decreased gross margins and we are unable to respond in a timely manner by introducing and selling new, higher-margin products successfully and continually reducing our product costs, our gross margins may decline, which will harm our business and results of operations.

If we fail to make necessary improvements to address material weaknesses and significant deficiencies in our internal control over financial reporting noted by our independent registered public accounting firm, we may not be able to report our financial results accurately and timely or prevent fraud, any of which could harm our business, reputation and cause the price of our common stock to decline.

In connection with the audit of our financial statements for the six-month period ended December 31, 2006, our independent registered public accounting firm noted in their report to our audit committee that we had the following material weaknesses in our internal control over financial reporting as of December 31, 2006:

•	we do not have a sufficient number of accounting personnel with the relevant technical accounting and financial reporting experience and skills to facilitate the preparation of timely and accurate consolidated financial statements; and

•	we do not have sufficient internal controls related to the identification of all products and services associated with a sales arrangement, including commitments made by our sales and marketing personnel and channel partners to provide specified upgrades, services or additional products to customers in the future, including through product roadmap presentations to customers.

If vendor-specific objective evidence, or VSOE, of fair value does not exist for commitments to provide specified upgrades, services or additional products to customers in the future, as has been the case from time to time in the past, we defer all revenue from the arrangement until the earlier of the point at which VSOE of fair value does exist or all such elements from the arrangement have been delivered.

Additionally, the following two significant deficiencies in the design or operation of our internal control over financial reporting were noted:

•	we do not accurately maintain data sufficient to readily track and validate the existence of fixed assets and we have no formal procedures in place to ensure that fixed assets continue to be held and used; and

•	we do not have adequate procedures for identifying and recording period-ended accrued expenses and in-transit inventory.

A material weakness and significant deficiency are defined as a control deficiency, or combination of control deficiencies, that adversely affect an entity’s ability to initiate, authorize, record, process or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a material misstatement (with respect to a material weakness) of the entity’s financial statements or a misstatement that is more than inconsequential (with respect to a significant deficiency) will not be prevented or detected by the entity’s internal control over financial reporting.

These material weaknesses and significant deficiencies resulted in a number of audit adjustments to our consolidated financial statements for the six-month period ended December 31, 2006 that were noted during the course of the audit. In addition, these material weaknesses and significant deficiencies contributed to delays in the completion of the audit.

We are in the process of taking steps intended to remedy these material weaknesses and significant deficiencies, and we will not be able to fully address these material weaknesses and significant deficiencies until these steps have been completed. If we fail to further increase and maintain the number and expertise of our staff for our accounting and finance functions and to improve and maintain internal control over financial reporting adequate to meet the demands that will be placed upon us as a public company, including the requirements of the Sarbanes-

Oxley Act, we may be unable to report our financial results accurately and prevent fraud. If we cannot do so, our business, reputation and stock price may decline.

Furthermore, SEC rules require that, as a publicly-traded company following completion of this offering, we file periodic reports containing our financial statements within a specified time following the completion of quarterly and annual periods. Prior to this offering, we have never been required to have our financial statements completed and reviewed or audited within a specified period, and, as such, we may experience difficulty in meeting the SEC’s reporting requirements in a timely manner. Any failure by us to timely file our periodic reports with the SEC could harm our reputation and reduce the market price of our common stock.

Even if we are able to report our financial statements accurately and timely, if we do not make all the necessary improvements to address the material weaknesses, continued disclosure of our material weaknesses will be required in future filings with the SEC, which could cause our reputation to be harmed and our stock price to decline.

We will incur significant increased costs as a result of operating as a public company, and our management will be required to devote substantial time to public company compliance initiatives. These added costs and required management focus could adversely affect our operating results.

As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, the Sarbanes-Oxley Act, as well as rules subsequently implemented by the SEC and the NASDAQ Stock Market, have imposed a variety of new requirements on public companies, including requiring changes in corporate governance practices. Our management and other personnel will need to devote a substantial amount of time to these new compliance initiatives. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect these new rules and regulations will make it more difficult and expensive for us to obtain director and officer liability insurance, and we will be required to incur substantial costs to maintain the same or similar coverage.

In addition, the Sarbanes-Oxley Act requires, among other things, that we maintain effective internal control over financial reporting and disclosure controls and procedures. In particular, commencing in fiscal 2008, we must perform system and process evaluation and testing of our internal control over financial reporting to allow management and our independent registered public accounting firm to report on the effectiveness of our internal control over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act. Our compliance with Section 404 will require that we incur substantial accounting expense and expend significant management efforts. We currently do not have an internal audit group, and we will need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge. Moreover, if we are not able to comply with the requirements of Section 404 in a timely manner, or if we or our independent registered public accounting firm continues to note or identify deficiencies in our internal control over financial reporting that are deemed to be material weaknesses, the market price of our stock could decline and we could be subject to sanctions or investigations by the NASDAQ Stock Market, the SEC or other regulatory authorities, which would require additional financial and management resources.

The increased costs associated with operating as a public company may decrease our net income or increase our net loss, and may cause us to reduce costs in other areas of our business or increase the prices of our products or services to offset the effect of such increased costs. Additionally, if these requirements divert our management’s attention from other business concerns, they could have a material adverse effect on our business, financial condition and results of operations.

If we fail to develop and introduce new products and features in a timely manner, or if we fail to manage product transitions, we could experience decreased revenue or decreased selling prices in the future.

Our future growth depends on our ability to develop and introduce new products successfully. Due to the complexity of the type of products we produce, there are significant technical risks that may affect our ability to introduce new products and features successfully. In addition, we must commit significant resources to developing new products and features before knowing whether our investments will result in products that are accepted by the market. The success of new products depends on many factors, including:

•	the ability of our products to compete with the products and solutions offered by our competitors;

•	the cost of our products;

•	the reliability of our products;

•	the timeliness of the introduction and delivery of our products; and

•	the market acceptance of our products.

If we are unable to develop and introduce new products in a timely manner or in response to changing market conditions or enterprise customer requirements, or if these products do not achieve market acceptance, our operating results could be materially and adversely affected.

Product introductions by us in future periods may also reduce demand for, or cause price declines with respect to, our existing products. As new or enhanced products are introduced, we must successfully manage the transition from older products, avoid excessive levels of older product inventories and ensure that sufficient supplies of new products can be delivered to meet enterprise customer demand. Our failure to do so could adversely affect our revenue, gross margins and other operating results.

If we fail to respond to technological changes and evolving industry standards, our products could become obsolete or less competitive in the future.

The telecommunications industry is highly competitive and characterized by rapidly changing technologies and standards, frequent product introductions and short product life cycles. Accordingly, our operating results depend upon, among other things, our ability to develop and introduce new products and our ability to reduce production costs of existing products. The process of developing new technologies and products is complex, and if we are unable to develop enhancements to, and new features for, our existing products or acceptable new products that keep pace with technological developments or industry standards, our products may become obsolete, less marketable and less competitive and our business will be harmed.

In addition, as industry standards evolve, it is possible that one standard becomes predominant in the market. This could facilitate the entry into the market of competing products, which could result in significant pricing pressure. Additionally, if one standard becomes predominant and we adopt that standard, enterprises may be able to create a unified, integrated system by using phones, switches, servers, applications, or other telecommunications products produced by different companies. Therefore, we may be unable to sell complete systems to enterprise customers because the enterprise customers elect to purchase portions of their telecommunications systems from our competitors. For example, if a single industry standard is adopted, customers may elect to purchase our switches, but could purchase software applications and phones from other vendors. This could reduce our revenue and gross margins if enterprise customers instead purchase primarily lower-margin products from us. Conversely, if one standard becomes predominant, and we do not adopt it, potential enterprise customers may choose to buy a competing system that is based on that standard.

Our products are highly complex and may contain undetected software or hardware errors, which could harm our reputation and future product sales.

Because our enterprise customers rely on our products for telecommunications, an application that is critical to their business, any failure to provide high quality and reliable products, whether caused by our own failure or failures by our contract manufacturer or suppliers, could damage our reputation and reduce demand for our products. Our products have in the past contained, and may in the future contain, undetected errors or defects. Some errors in our products may only be discovered after a product has been installed and used by enterprise customers. Any errors or defects discovered in our products after commercial release could result in loss of revenue, loss of enterprise customers and increased service and warranty costs, any of which could adversely affect our business. In addition, we could face claims for product liability, tort or breach of warranty. Our purchase orders contain provisions relating to warranty disclaimers and liability limitations, which may not be upheld. Defending a lawsuit, regardless of its merit, is costly and may divert management’s attention and adversely affect the market’s perception of us and our products. In addition, if our business liability insurance coverage proves inadequate or future coverage is unavailable on acceptable terms or at all, our business, operating results and financial condition could be adversely affected.

Our business could be harmed by adverse economic conditions in our target markets or reduced spending on information technology and telecommunication products.

Our business depends on the overall demand for information technology, and in particular for telecommunications systems. The market we serve is emerging and the purchase of our products involves significant upfront expenditures. In addition, the purchase of our products can be discretionary and may involve a significant commitment of capital and other resources. Weak economic conditions in our target markets, or a reduction in information technology or telecommunications spending even if economic conditions improve, would likely adversely impact our business, operating results and financial condition in a number of ways, including longer sales cycles, lower prices for our products and reduced unit sales.

Our future success depends on our ability to attract, integrate and retain key personnel, and our failure to do so could harm our ability to grow our business.

Our future success will depend, to a significant extent, on our ability to attract, integrate and retain our key personnel, namely our management team and experienced sales and engineering personnel. For example, we hired Michael E. Healy as our new Chief Financial Officer, effective May 10, 2007, and we have also recently hired other personnel in our finance department. We may experience difficulty assimilating our newly hired personnel, which may adversely affect our business. In addition, we must retain and motivate high quality personnel, and we must also attract and assimilate other highly qualified employees. Competition for qualified management, technical and other personnel can be intense, and we may not be successful in attracting and retaining such personnel. Competitors have in the past and may in the future attempt to recruit our employees, and our management and key employees are not bound by agreements that could prevent them from terminating their employment at any time. If we fail to attract, integrate and retain key employees, our ability to manage and grow our business could be harmed.

If we fail to manage our growth effectively, our business could be harmed.

We have recently experienced a period of rapid growth in our headcount and operations. In the last year and a half, we have more than doubled our workforce and significantly expanded our channel partner network and the number and size of enterprise customers implementing our systems. We anticipate that we will further expand our operations. This growth has placed, and future growth will place, a significant strain on our management, administrative, operational and financial infrastructure. Our success will depend in part upon our ability to manage this growth effectively. To manage the expected growth of our operations and personnel, we will need to continue to improve our operational, financial and management controls and our reporting systems and procedures. Failure to effectively manage growth could result in difficulty in filling enterprise customer orders, declines in product quality or customer satisfaction, increases in costs or other production and distribution difficulties, and any of these difficulties could adversely impact our business performance and results of operations.

We intend to expand our international operations, which could expose us to significant risks.

To date we have limited international operations and have not had material revenue from international enterprise customers. The future success of our business will depend, in part, on our ability to expand our operations and enterprise customer base successfully worldwide. Operating in international markets requires significant resources and management attention and will subject us to regulatory, economic and political risks that are different from those in the United States. Because of our limited experience with international operations, we cannot assure you that our international expansion efforts will be successful. In addition, we will face risks in doing business internationally that could adversely affect our business, including:

•	our ability to comply with differing technical and environmental standards and certification requirements outside the United States;

•	difficulties and costs associated with staffing and managing foreign operations;

•	greater difficulty collecting accounts receivable and longer payment cycles;

•	the need to adapt our products for specific countries;

•	availability of reliable broadband connectivity and wide area networks in targeted areas for expansion;

•	unexpected changes in regulatory requirements;

•	difficulties in understanding and complying with local laws, regulations and customs in foreign jurisdictions;

•	tariffs, export controls and other non-tariff barriers such as quotas and local content rules;

•	more limited protection for intellectual property rights in some countries;

•	adverse tax consequences;

•	fluctuations in currency exchange rates, which could increase the price of our products outside of the United States, increase the expenses of our international operations and expose us to foreign currency exchange rate risk;

•	restrictions on the transfer of funds; and

•	new and different sources of competition.

Our failure to manage any of these risks successfully could harm our future international operations and our overall business.

Failure to protect our intellectual property could substantially harm our business.

Our success and ability to compete are substantially dependent upon our intellectual property. We rely on patent, trademark and copyright law, trade secret protection and confidentiality or license agreements with our employees, enterprise customers, strategic partners and others to protect our intellectual proprietary rights. However, the steps we take to protect our intellectual property rights may be inadequate. We currently have three issued patents and 11 patent applications in the United States. We also have one foreign patent application relating to one of our U.S. patents. We cannot assure you that any additional patents will be issued. Even if patents are issued, they may not adequately protect our intellectual property rights or our products against competitors, and third-parties may challenge the scope, validity and/or enforceability of our issued patents. In addition, other parties may independently develop similar or competing technologies designed around any patents that may be issued to us.

In order to protect our intellectual property rights, we may be required to spend significant resources to monitor and protect such rights. We may not be able to detect infringement, and may lose our competitive position in the market before we are able to do so. In the event that we detect any infringement of our intellectual property rights, we intend to enforce such rights vigorously, and from time to time we may initiate claims against third parties that we believe are infringing on our intellectual property rights if we are unable to resolve matters satisfactorily through negotiation. Litigation brought to protect and enforce our intellectual property rights could be costly, time-consuming and distracting to management and could result in the impairment or loss of portions of our intellectual property. Furthermore, our efforts to enforce our intellectual property rights may be met with defenses, counterclaims and countersuits attacking the validity and enforceability of our intellectual property rights. Our failure to secure, protect and enforce our intellectual property rights could harm our brand and adversely impact our business, financial condition and results of operations.

If a third party asserts that we are infringing on its intellectual property, whether successful or not, it could subject us to costly and time-consuming litigation or expensive licenses, which could harm our business.

There is considerable patent and other intellectual property development activity in our industry. Our success depends, in part, upon our not infringing upon the intellectual property rights of others. Our competitors, as well have a number of other entities and individuals, own or claim to own intellectual property relating to our industry. From time to time, third parties may claim that we are infringing upon their intellectual property rights, and we may be found to be infringing upon such rights. Third parties have in the past sent us correspondence regarding their intellectual property and in the future we may receive claims that our products infringe or violate their intellectual property rights. For example, in January 2007, we received a letter alleging that we infringed on two patents, and, in

April 2007, we were named as the defendant in a lawsuit regarding this alleged infringement. This lawsuit was settled in May 2007. However, we may be unaware of the intellectual property rights of others that may cover some or all of our technology or products. Any claims or litigation could cause us to incur significant expenses and, if successfully asserted against us, could require that we pay substantial damages or ongoing royalty payments, prevent us from selling our products, or require that we comply with other unfavorable terms. In addition, we may decide to pay substantial settlement costs in connection with any claim or litigation, whether or not successfully asserted against us. Even if we were to prevail, any litigation regarding our intellectual property could be costly and time-consuming and divert the attention of our management and key personnel from our business operations.

Litigation with respect to intellectual property rights in the telecommunications industries is not uncommon and can often involve patent holding companies who have little or no product revenue and against whom our own patents may provide little or no deterrence. We may also be obligated to indemnify our enterprise customers or business partners in connection with any such litigation, which could further exhaust our resources. Furthermore, as a result of an intellectual property challenge, we may be required to enter into royalty, license or other agreements. We may not be able to obtain these agreements on terms acceptable to us or at all. In addition, disputes regarding our intellectual property rights may deter distributors selling our products and dissuade potential enterprise customers from purchasing such products. As such, third-party claims with respect to intellectual property may increase our cost of goods sold or reduce the sales of our products, and may have a material and adverse effect on our business.

Our products include third-party technology and intellectual property, which could present additional risks.

We incorporate certain third-party technologies, such as our contact center, collaboration bridge and network monitoring software, into our products, and intend to utilize additional third-party technologies in the future. However, licenses to relevant third-party technology or updates to those technologies may not continue to be available to us on commercially reasonable terms, or at all. Furthermore, we do not own the electronic design for our phones, hence it may be difficult for us to arrange for an alternate of or a replacement for these products in a timely manner. Therefore, we could face delays in product releases until equivalent technology can be identified, licensed or developed, and integrated into our current products. These delays, if they occur, could materially adversely affect our business.

We are subject to environmental and other health and safety regulations that may increase our costs of operations or limit our activities.

We are subject to environmental and other health and safety regulations relating to matters such as reductions in the use of harmful substances, the use of lead-free soldering and the recycling of products and packaging materials. For example, the European Parliament and the Counsel of the European Union have published directives on waste electrical and electronic equipment and on the restriction of the use of certain hazardous substances in electrical and electronic equipment. These directives generally require electronics producers to bear the cost of collection, treatment, recovery and safe disposal of past and future products from end users and to ensure that new electrical and electronic equipment does not contain specified hazardous substances. While the cost of these directives to us cannot be determined before regulations are adopted in individual member states of the European Union, it may be substantial and may divert resources, which could detract from our ability to develop new products or operate our business, particularly if we increase international operations. We may not be able to comply in all cases with applicable environmental and other regulations, and if we do not, we may incur remediation costs or we may not be able to offer our products for sale in certain countries, which could adversely affect our results.

Some of our competitors could design their products to prevent or impair the interoperability of our products with enterprise customers’ networks, which could cause installations to be delayed or cancelled.

Our products must interface with enterprise customer software, equipment and systems in their networks, each of which may have different specifications. To the extent our competitors supply network software, equipment or systems to our enterprise customers, it is possible these competitors could design their technologies to be closed or proprietary systems that are incompatible with our products or to work less effectively with our products than their own. As a result, enterprise customers would be incentivized to purchase products that are compatible with the products and technologies of our competitors over our products. A lack of interoperability may result in significant redesign costs and harm relations with our enterprise customers. If our products do not interoperate with our enterprise customers’ networks, installations could be delayed or orders for our products could be cancelled, which would result in losses of revenue and enterprise customers that could significantly harm our business.

Our revenue may decline as a result of changes in public funding of educational institutions

In prior periods, public educational institutions have purchased our products, and we derived approximately 4% and 7% of our total revenue from sales to educational institutions in fiscal 2006 and the nine-month period ended March 31, 2007. Public schools receive funding from local tax revenue, and from state and federal government through a variety of programs, many of which seek to assist schools located in underprivileged or rural areas. We believe that the funding for a substantial portion of our sales to educational institutions comes from federal funding, in particular the E-rate program. E-rate is a program of the Federal Communications Commission that subsidizes the purchase of approved telecommunications, Internet access, and internal connections costs for eligible public educational institutions. In the event that the federal government reduces the amounts dedicated to the E-rate program in future periods, or eliminates the program completely, our sales to educational institutions may be reduced. Furthermore, if state and local funding of public education is significantly reduced because of legislative changes or by fluctuations in tax revenue due to changing economic conditions, our sales to educational institutions may also be negatively impacted. Any reduction in spending on telecommunications systems by educational institutions would likely adversely affect our business and results of operations.

Our principal offices and the facilities of our contract manufacturers are located near known earthquake fault zones, and the occurrence of an earthquake or other catastrophic disaster could damage our facilities or the facilities of our contract manufacturers, which could cause us to curtail our operations.

Our principal offices and the facilities of one of our contract manufacturers are located in California near known earthquake fault zones and, therefore, are vulnerable to damage from earthquakes. We and our contract manufacturers are also vulnerable to damage from other types of disasters, such as power loss, fire, floods and similar events. If any disaster were to occur, our ability to operate our business could be seriously impaired. In addition, we may not have adequate insurance to cover our losses resulting from disasters or other similar significant business interruptions. Any significant losses that are not recoverable under our insurance policies could seriously impair our business and financial condition.

Our products require reliable broadband connections, and we may be unable to sell our products in markets where broadband connections are not yet widely available.

End users of our products must have reliable access to an enterprise customer’s wide area network in order for our products to perform properly. Accordingly, it is not likely that there will be demand for our products in geographic areas that do not have a sufficiently reliable infrastructure of broadband connections. Many geographic locations do not have reliable infrastructure for broadband connections, particularly in some international markets. Our future growth could be limited if broadband connections are not or do not become widely available in markets that we target.

If our enterprise customers experience inadequate performance with their wide area networks, even if unrelated to our systems, our product performance could be adversely affected, which could harm our relationships with current enterprise customers and make it more difficult to attract new enterprise customers.

Our products rely on the reliable performance of the wide area networks of enterprise customers. If enterprise customers experience inadequate performance with their wide area networks, whether due to outages, component failures, or otherwise, our product performance would be adversely affected. As a result, when these types of problems occur with these networks, our enterprise customers may not be able to immediately identify the source of the problem, and may conclude that the problem is related to our products. This could harm our relationships with our current enterprise customers and make it more difficult to attract new enterprise customers, which could harm our business.

We might require additional capital to support our business in the future, and this capital might not be available on acceptable terms, or at all.

Although we anticipate that our current cash on hand and the proceeds from this offering will be sufficient to meet our currently anticipated cash needs for the next twelve months, if our cash and cash equivalents balances and any cash generated from operations and from this offering are not sufficient to meet our future cash requirements, we will need to seek additional capital, potentially through debt or equity financings, to fund our operations. We may also need to raise additional capital to take advantage of new business or acquisition opportunities. We may seek to raise capital by, among other things:

•	issuing additional common stock or other equity securities;

•	issuing debt securities; or

•	borrowing funds under a credit facility.

We cannot assure you that we will be able to raise needed cash on terms acceptable to us or at all. Financings, if available, may be on terms that are dilutive or potentially dilutive to our stockholders, and the prices at which new investors would be willing to purchase our securities may be lower than the initial public offering price. The holders of new securities may also receive rights, preferences or privileges that are senior to those of existing holders of common stock. In addition, if we were to raise cash through a debt financing, such debt may impose conditions or restrictions on our operations, which could adversely affect our business. If new sources of financing are required but are insufficient or unavailable, we would be required to modify our operating plans to the extent of available funding, which would harm our ability to maintain or grow our business.

Risks Related to the Offering

We cannot assure you that a market will develop for our common stock or what the market price of our common stock will be.

Before this offering, there was no public trading market for our common stock, and we cannot assure you that one will develop or be sustained after this offering. If a market does not develop or is not sustained, it may be difficult for you to sell your shares of common stock at an attractive price or at all. We cannot predict the prices at which our common stock will trade. The initial public offering price for our common stock will be determined through our negotiations with the underwriters and may not bear any relationship to the market price at which our common stock will trade after this offering or to any other established criteria of the value of our business. It is possible that, in future quarters, our operating results may be below the expectations of securities analysts or investors. As a result of these and other factors, the price of our common stock may decline, and you could lose some or all of your investment.

The price of our common stock may be volatile and the value of your investment could decline.

In the past, technology stocks have experienced high levels of volatility. The trading price of our common stock following this offering may fluctuate substantially. The price of our common stock that will prevail in the market after this offering may be higher or lower than the price you pay, depending on many factors, some of which are beyond our control and may not be related to our operating performance. These fluctuations could cause you to lose all or part of your investment in our common stock. Factors that could cause fluctuations in the trading price of our common stock include the following:

•	price and volume fluctuations in the overall stock market from time to time;

•	significant volatility in the market price and trading volume of technology companies;

•	actual or anticipated changes in our results of operations or fluctuations in our operating results;

•	actual or anticipated changes in the expectations of investors or securities analysts;

•	actual or anticipated developments in our competitors’ businesses or the competitive landscape generally;

•	litigation involving us, our industry or both;

•	regulatory developments in the United States, foreign countries or both;

•	economic conditions and trends in our industry;

•	major catastrophic events;

•	sales of large blocks of our stock; or

•	departures of key personnel.

In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has often been brought against that company. If our stock price is volatile, we may become the target of securities litigation. Securities litigation could result in substantial costs and divert our management’s attention and resources from our business.

Future sales of outstanding shares of our common stock into the market in the future could cause the market price of our common stock to drop significantly, even if our business is doing well.

If our existing stockholders sell a large number of shares of our common stock or the public market perceives that these sales may occur, the market price of our common stock could decline. Based on shares outstanding on May 31, 2007, upon the completion of this offering, assuming no outstanding options are exercised prior to the completion of this offering, we will have approximately 41,267,249 shares of common stock outstanding. All of the shares offered under this prospectus will be freely tradable without restriction or further registration under the federal securities laws, unless purchased by our affiliates. Taking into consideration the effect of lock-up agreements entered into by our stockholders, the remaining 33,367,249 shares outstanding upon the completion of this offering will be available for sale pursuant to Rules 144 and 701, and the volume, manner of sale and other limitations under these rules, as follows:

•	32,899,655 shares of common stock will be eligible for sale in the public market, beginning on the 181st day after the date of this prospectus, unless the lock-up period is otherwise extended pursuant to its terms, subject in some cases to the provisions of Rule 144 under the Securities Act of 1933, unless released sooner by the written consent of Lehman Brothers Inc. and J.P. Morgan Securities Inc., however, we have no current intention to request that any shares be released from lock-up restrictions prior to the expiration of the lock-up period; and

•	the remainder of the shares will be eligible for sale in the public market from time to time thereafter upon the lapse of our right to repurchase with respect to any unvested shares.

Furthermore, following this offering, certain holders of shares of our common stock and common stock issued upon conversion of our preferred stock and warrants will be entitled to rights with respect to the registration of a total of 27,487,771 shares under the Securities Act. See “Description of Capital Stock — Registration Rights.” If we register their shares of common stock following the expiration of the lock-up agreements, these stockholders can immediately sell those shares in the public market.

In connection with this offering, we intend to register on a registration statement on Form S-8 up to approximately 3,243,485 shares of common stock that are authorized for issuance pursuant to outstanding stock options granted under our 1997 stock option plan and a non-plan stock option, 5,000,000 shares of common stock that are subject to outstanding stock options or authorized for future issuance or grant under our 2007 stock option plan and 500,000 shares of common stock that are authorized for issuance under our 2007 employee stock purchase plan. As of May 31, 2007, 4,515,431 shares were subject to outstanding options under our 1997 stock option plan, our 2007 equity incentive plan and a non-plan stock option, of which 1,195,766 shares were vested as of that date, and of which an additional 828,600 shares will become vested as of May 31, 2008 (assuming no changes in current vesting schedules and continuous employment of the holders of these options). No shares were subject to outstanding purchase rights under our 2007 employee stock purchase plan as of the date of this prospectus. All of these shares when issued will be subject to the lock-up agreements referred to above and 28,280,486 shares held by our affiliates will be subject to Rule 144 restrictions. To the extent we register these shares, they can be freely sold in the public market upon issuance, subject to the lock-up agreements referred to above and Rule 144.

If securities analysts do not publish research or reports about our business, or if they downgrade our stock, the price of our stock could decline.

The trading market for our common stock will rely in part on the availability of research and reports that third-party industry or financial analysts publish about us. Further, if one or more of the analysts who do cover us downgrade our stock, our stock price may decline. If one or more of these analysts cease coverage of our company, we could lose visibility in the market, which in turn could cause the liquidity of our stock and our stock price to decline.

Concentration of ownership among our existing directors, executive officers, and principal stockholders may prevent new investors from influencing significant corporate decisions.

Upon closing of this offering, assuming the underwriters’ option to purchase additional shares is not exercised, based upon beneficial ownership as of May 31, 2007, our current directors, executive officers, holders of more than 5% of our common stock, including funds affiliated with Crosspoint Venture Partners, Foundation Capital and Lehman Brothers, and their respective affiliates will, in the aggregate, beneficially own approximately 69.4% of our outstanding common stock. As a result, these stockholders will be able to exercise a controlling influence over matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions, and will have significant influence over our management and policies. Some of these persons or entities may have interests that are different from yours. For example, these stockholders may support proposals and actions with which you may disagree or which are not in your interests. The concentration of ownership could delay or prevent a change in control of our company or otherwise discourage a potential acquirer from attempting to obtain control of our company, which in turn could reduce the price of our common stock. In addition, these stockholders, some of whom have representatives sitting on our board of directors, could use their voting influence to maintain our existing management and directors in office, delay or prevent changes of control of our company, or support or reject other management and board proposals that are subject to stockholder approval, such as amendments to our employee stock plans and approvals of significant financing transactions.

We have broad discretion in the use of the net proceeds from this offering.

We cannot specify with certainty the particular uses of the net proceeds we will receive from this offering. Our management will have broad discretion in the application of the net proceeds, including for any of the purposes described in the section entitled “Use of Proceeds.” Accordingly, you will have to rely upon the judgment of our management with respect to the use of the proceeds, with only limited information concerning management’s specific intentions. Our management may spend a portion or all of the net proceeds from this offering in ways that our stockholders may not desire or that may not yield a favorable return. The failure by our management to apply these funds effectively could harm our business. Pending their use, we may invest the net proceeds from this offering in a manner that does not produce income or that loses value.

We do not intend to pay dividends for the foreseeable future.

We have never declared or paid any cash dividends on our common stock. We intend to retain any earnings to finance the operation and expansion of our business, and we do not anticipate paying any cash dividends in the future. As a result, you may only receive a return on your investment in our common stock if the market price of our common stock increases.

If you purchase shares of our common stock in this offering, you will experience substantial and immediate dilution.

If you purchase shares of our common stock in this offering, you will experience substantial and immediate dilution in the pro forma net tangible book value per share of $7.31 per share, based on an assumed initial public offering price of $9.50 per share, which is the midpoint of the range set forth on the cover page of this prospectus, because the price that you pay will be substantially greater than the pro forma net tangible book value per share of the common stock that you acquire. This dilution is due in large part to the fact that our earlier investors paid substantially less than the initial public offering price when they purchased their shares of our capital stock. You will experience additional dilution upon the exercise of options to purchase common stock under our equity incentive plans, if we issue restricted stock to our employees under these plans or if we otherwise issue additional shares of our common stock.

Our charter documents and Delaware law may inhibit a takeover that stockholders consider favorable and could also limit the market price of our stock.

Upon the completion of this offering, provisions of our restated certificate of incorporation and bylaws and applicable provisions of Delaware law may make it more difficult for or prevent a third party from acquiring control of us without the approval of our board of directors. These provisions:

•	prohibit stockholder action by written consent, thereby requiring all stockholder actions to be taken at a meeting of our stockholders;

•	limit who may call a special meeting of stockholders;

•	establish a classified board of directors, so that not all members of our board of directors may be elected at one time;

•	provide our board of directors with the ability to designate the terms of and issue a new series of preferred stock without stockholder approval;

•	require the approval of two-thirds of the shares entitled to vote at an election of directors to adopt, amend or repeal our bylaws or repeal certain provisions of our certificate of incorporation;

•	allow a majority of the authorized number of directors to adopt, amend or repeal our bylaws without stockholder approval;

•	do not permit cumulative voting in the election of our directors, which would otherwise permit less than a majority of stockholders to elect directors; and

•	set limitations on the removal of directors.

In addition, Section 203 of the Delaware General Corporation Law generally limits our ability to engage in any business combination with certain persons who own 15% or more of our outstanding voting stock or any of our associates or affiliates who at any time in the past three years have owned 15% or more of our outstanding voting stock. These provisions may have the effect of entrenching our management team and may deprive you of the opportunity to sell your shares to potential acquirers at a premium over prevailing prices. This potential inability to obtain a control premium could reduce the price of our common stock.

Please see “Description of Capital Stock — Anti-takeover Provisions” for a more detailed description of these provisions.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS AND INDUSTRY DATA

This prospectus, particularly in the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business,” contains forward-looking statements that are subject to substantial risks and uncertainties. All statements other than statements of historical facts contained in this prospectus, including statements regarding our future financial position, the statements under the caption “Our Strategy” in the “Prospectus Summary” section, the statements under the caption “Our Strategy” in the “Business” section, other statements regarding our strategies for growth and current development initiatives, statement regarding planned expenditures, including capital expenditures, expansion of our research and development, sales and marketing and support organizations, and statements regarding other aspects of our business strategy, and plans and objectives for future operations, are forward-looking statements. In some cases, you can identify forward-looking statements by terms such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” or “potential,” the negative of these terms or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements are subject to a number of risks, uncertainties and assumptions described in the section entitled “Risk Factors” and elsewhere in this prospectus. We qualify all of our forward-looking statements by these cautionary statements.

Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. Before investing in our common stock, investors should be aware that the occurrence of the events described in the section entitled “Risk Factors” and elsewhere in this prospectus could have a material adverse effect on our business, results of operations and financial condition.

You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that the future results, levels of activity, performance or events and circumstances reflected in the forward-looking statements will be achieved or occur. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. We undertake no obligation to update publicly any forward-looking statements for any reason after the date of this prospectus to conform these statements to actual results or to changes in our expectations.

This prospectus also contains statistical data and estimates, including those relating to market size and growth rates of the markets in which we participate, that we obtained from industry publications and reports generated by Gartner, Inc. and Nemertes Research Inc. These publications generally indicate that they have obtained their information from sources they believe to be reliable, but do not guarantee the accuracy and completeness of their information. Although we believe the publications are reliable, we have not independently verified their data.

You should read this prospectus and the documents that we reference in this prospectus and have filed with the SEC as exhibits to the registration statement of which this prospectus is a part with the understanding that our actual future results, levels of activity, performance and events and circumstances may be materially different from what we expect.

USE OF PROCEEDS

We estimate that we will receive net proceeds of $67.6 million from our sale of the 7,900,000 shares of common stock offered by us in this offering, based on an assumed initial public offering price of $9.50 per share, the midpoint of the range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters’ option to purchase additional shares is exercised in full, we estimate that our net proceeds will be approximately $78.1 million. Each $1.00 increase or decrease in the assumed initial public offering price of $9.50 per share would increase or decrease the net proceeds to us from this offering by approximately $7.3 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions payable by us.

The principal purposes of this offering are to increase public awareness of our company and improve our competitive position, obtain additional capital, create a public market for our common stock and facilitate our future access to the public equity markets. We anticipate that we will use the net proceeds received by us from this offering for working capital and other general corporate purposes. We may use up to $5.0 million of the net proceeds of this offering to acquire technology from an unrelated third party that we expect will extend and enhance the functionality of our existing products. In addition, we may use a portion of the proceeds of this offering for other possible acquisitions of complementary businesses, technologies or other assets. We have no current agreements or commitments with respect to any material acquisitions.

We currently have no specific plans for the use of the net proceeds to us from this offering. The amounts and timing of our actual expenditures will depend on numerous factors, including the amount of cash used in or generated by our operations, sales and marketing activities and competitive pressures. We therefore cannot estimate the amount of the net proceeds to be used for any of the purposes described above.

Pending the uses described above, we intend to invest the net proceeds from the sale of shares of our common stock sold by us in this offering in short-term, interest bearing, investment grade securities. We cannot predict whether the net proceeds will yield a favorable return.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our capital stock. We currently intend to retain all available funds and any future earnings to support our operations and finance the growth and development of our business. We do not intend to pay cash dividends on our common stock for the foreseeable future. In addition, the terms of our current line of credit prohibits the payment of cash dividends without the lender’s consent.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of March 31, 2007:

•	on an actual basis;

•	on a pro forma basis to reflect (1) the conversion of all outstanding redeemable convertible preferred stock into common stock upon the completion of this offering, (2) the increase in the authorized number of shares of common stock under our certificate of incorporation from 40,000,000 shares to 500,000,000 shares upon completion of this offering and (3) the reclassification of the preferred stock warrant liability to common stock upon the conversion of warrants to purchase shares of our redeemable convertible preferred stock into warrants to purchase shares of our common stock upon the completion of this offering; and

•	on a pro forma as adjusted basis to reflect the sale of the shares of our common stock offered by us at an assumed initial public offering price of $9.50 per share, the midpoint of the range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

You should read this table together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited consolidated financial statements and the related notes, each included elsewhere in this prospectus.

	As of
	March 31, 2007
		Pro	Pro Forma as
	Actual	Forma	Adjusted(1)
	(In thousands, except share and
	per share data)

Cash and cash equivalents	$16,811	$16,811	$84,458

Preferred stock warrant liability	666	—	—
Redeemable convertible preferred stock: 23,586,252 shares authorized, 23,316,406 shares issued or outstanding, actual; no shares authorized, no shares issued and outstanding, pro forma and pro forma as adjusted	56,329	—	—
Shareholders’ equity (deficit):
Preferred stock: no shares authorized, issued or outstanding, actual; 5,000,000 shares authorized, no shares issued and outstanding, pro forma and pro forma as adjusted	—	—	—
Common stock: 40,000,000 shares authorized, 10,039,510 shares issued and outstanding, actual; 500,000,000 shares authorized, 33,355,916 shares issued and outstanding, pro forma; 500,000,000 shares authorized, 41,255,916 shares issued and outstanding, pro forma as adjusted	52,522	109,517	177,164
Deferred compensation	(284)	(284)	(284)
Accumulated deficit	(86,691)	(86,691)	(86,691)

Total shareholders’ equity (deficit)	$(34,453)	$22,542	$90,189

Total capitalization	$22,542	$22,542	$90,189

(1)	Each $1.00 increase or decrease in the assumed public offering price of $9.50 per share would increase or decrease, respectively, the amount of cash and cash equivalents, common stock and total shareholders’ (deficit) equity by approximately $7.3 million, assuming the number of shares offered by us, as set forth on the cover of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions payable by us.

The information in the preceding page excludes:

•	3,243,485 shares of common stock issuable upon exercise of outstanding options as of March 31, 2007, at a weighted average exercise price of $1.31 per share;

•	1,302,038 shares of common stock issuable upon exercise of options granted between April 1, 2007 and June 13, 2007, at a weighted average exercise price of $11.34 per share;

•	70,883 shares of common stock issuable upon exercise of outstanding warrants as of March 31, 2007, at a weighted average exercise price of $2.77 per share; and

•	3,697,962 shares of common stock reserved for future grant or issuance under our 2007 equity incentive plan and 500,000 shares of common stock to be available for issuance under our 2007 employee stock purchase plan effective upon the completion of this offering.

DILUTION

If you invest in our common stock, your interest will be diluted immediately to the extent of the difference between the initial public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our outstanding common stock immediately after completion of this offering.

As of March 31, 2007, we had a pro forma net tangible book value of $22.5 million, or $0.68 per share of common stock outstanding. Pro forma net tangible book value per share is equal to our total tangible assets (total assets less intangible assets) less total liabilities, divided by the pro forma number of outstanding shares of our common stock, which gives effect to (1) the conversion of all outstanding shares of redeemable convertible preferred stock into common stock upon the completion of this offering and (2) the reclassification of the preferred stock warrant liability reflected on our consolidated balance sheet to common stock upon conversion of warrants to purchase shares of our redeemable convertible preferred stock into warrants to purchase shares of our common stock upon the completion of this offering.

Dilution in pro forma net tangible book value per share represents the difference between the amount per share paid by investors in this offering and pro forma net tangible book value per share of our common stock immediately after the completion of this offering. After giving effect to the sale of 7,900,000 shares of common stock offered by us under this prospectus at an assumed public offering price of $9.50 per share, which is the midpoint of the range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of March 31, 2007 would have been approximately $90.2 million, or approximately $2.19 per share of common stock. This represents an immediate increase in pro forma net tangible book value of $1.51 per share to our existing stockholders and an immediate dilution in pro forma net tangible book value of $7.31 per share to new investors purchasing shares in this offering. The following table illustrates this per share dilution:

Assumed initial public offering price per share		$9.50
Pro forma net tangible book value per share as of March 31, 2007, before giving effect to this offering	$0.68
Increase in pro forma net tangible book value per share attributable to this offering	1.51

Pro forma as adjusted net tangible book value per share after giving effect to this offering		2.19

Dilution in pro forma net tangible book value per share to new investors in this offering		$7.31

Each $1.00 increase or decrease in the assumed public offering price of $9.50 per share would increase or decrease, respectively, our pro forma as adjusted net tangible book value after giving effect to this offering by $7.3 million and correspondingly decrease or increase, respectively, the dilution in pro forma net tangible book value per share to new investors in this offering by $0.18 per share, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions payable by us.

The following table shows, as of March 31, 2007, the number of shares of common stock purchased from us, the total consideration paid to us and the average price paid per share by existing stockholders and by new investors purchasing common stock in this offering at an assumed initial public offering price of $9.50 per share, which is the midpoint of the range set forth on the cover page of this prospectus, and before deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

					Average
	Shares Purchased		Total Consideration		Price per
	Number	Percent	Amount	Percent	Share

Existing stockholders	33,355,916	80.9%	$103,813,500	58.0%	$3.11
New investors	7,900,000	19.1	75,050,000	42.0	9.50

Total	41,255,916	100.0%	178,863,500	100.0%

Each $1.00 increase or decrease in the assumed initial public offering price of $9.50 per share would increase or decrease, respectively, the total consideration paid by new investors and total consideration paid by all stockholders by $7.9 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions payable by us.

If the underwriters exercise in full their option to purchase up to 1,185,000 additional shares from us in this offering, our pro forma as adjusted net tangible book value per share as of March 31, 2007 will be $2.37, representing an immediate increase in pro forma net tangible book value per share attributable to this offering of $1.70 to our existing stockholders and an immediate dilution per share to new investors in this offering of $7.13. If the underwriters’ option to purchase additional shares is exercised in full, our existing stockholders would own 78.6% and our new investors would own 21.4% of the total number of shares of our common stock outstanding after this offering.

The information in the tables above excludes:

•	3,243,485 shares of common stock issuable upon exercise of outstanding options as of March 31, 2007, at a weighted average exercise price of $1.31 per share;

•	1,302,038 shares of common stock issuable upon exercise of options granted between April 1, 2007 and June 13, 2007, at a weighted average exercise price of $11.34 per share;

•	70,883 shares of common stock issuable upon exercise of outstanding warrants as of March 31, 2007, at a weighted average exercise price of $2.77 per share; and

•	3,697,962 shares of common stock reserved for future grant or issuance under our 2007 equity incentive plan and 500,000 shares of common stock to be available for issuance under our 2007 employee stock purchase plan effective upon the completion of this offering.

To the extent that any options or warrants are exercised, new options or shares of common stock are issued under our 2007 equity incentive plan or our 2007 employee stock purchase plan or we issue additional shares of common stock in the future, there will be further dilution to investors participating in this offering.

The following table assumes the exercise of all options and warrants outstanding as of March 31, 2007:

					Average
	Shares Purchased		Total Consideration		Price
	Number	Percent	Amount	Percent	per Share

Existing stockholders	33,355,916	74.9%	$103,813,500	56.6%	$3.11
Shares subject to options and warrants(1)	3,320,368	7.4	4,456,116	2.4	1.34
New investors	7,900,000	17.7	75,050,000	41.0	9.50

Total	44,576,284	100.0%	$183,319,616	100.0%

(1)	Because some of the warrants may be exercised on a “net exercise” basis, the actual number of shares of common stock that may be issued upon exercise of the warrants may be lower. In addition, warrants to purchase 3,180 shares of common stock have exercise prices that exceed $9.50, the midpoint of the range set forth on the cover page of this prospectus. Accordingly, these warrants may never be exercised.

SELECTED CONSOLIDATED FINANCIAL DATA

The following tables summarize our selected consolidated financial data. The consolidated statements of operations data for the fiscal years ended June 30, 2004, 2005 and 2006 and the consolidated balance sheet data as of June 30, 2005 and 2006 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The consolidated balance sheet data as of June 30, 2002, 2003 and 2004 and the consolidated statements of operations data for the fiscal years ended June 30, 2002 and 2003 are derived from our audited consolidated financial statements, which are not included in this prospectus. The consolidated statements of operations data for the nine-month periods ended March 31, 2006 and 2007 and the consolidated balance sheet data as of March 31, 2007 have been derived from our unaudited consolidated financial statements included elsewhere in this prospectus. The unaudited consolidated financial statements have been prepared on a basis consistent with our audited financial statements contained in this prospectus and include, in the opinion of management, all adjustments, which include only normal recurring adjustments, that management considers necessary for the fair presentation of the financial information set forth in those financial statements. You should read this data together with our consolidated financial statements and related notes to those statements included elsewhere in this prospectus and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Our historical results are not necessarily indicative of the results to be expected in any future period.

						Nine Months Ended
	Year Ended June 30,					March 31,
	2002	2003	2004	2005	2006	2006	2007
	(Dollars in thousands, except per share amounts)

Consolidated statement of operations data:
Revenue:
Product	$5,302	$8,537	$16,587	$31,970	$55,300	$37,972	$61,473
Support and services	1,872	1,755	2,241	3,512	6,308	4,552	7,431

Total revenue	7,174	10,292	18,828	35,482	61,608	42,524	68,904
Cost of revenue:
Product (1)	3,212	4,401	7,725	13,961	21,855	15,723	21,271
Support and services (1)	1,888	1,539	1,660	2,907	5,425	3,942	4,853

Total cost of revenue	5,100	5,940	9,385	16,868	27,280	19,665	26,124
Gross profit	2,074	4,352	9,443	18,614	34,328	22,859	42,780

Operating expenses:
Research and development (1)	7,100	6,575	5,517	7,034	9,720	6,520	11,450
Sales and marketing (1)	8,519	6,934	8,004	10,050	15,699	10,855	18,441
General and administrative (1)	4,022	2,884	2,166	3,045	4,936	3,108	8,383

Total operating expenses	19,641	16,393	15,687	20,129	30,355	20,483	38,274

Income (loss) from operations	(17,567)	(12,041)	(6,244)	(1,515)	3,973	2,376	4,506
Other income (expense) — net	(31)	19	(7)	124	248	96	(7)

Income (loss) before provision for income taxes	(17,598)	(12,022)	(6,251)	(1,391)	4,221	2,472	4,499
Income tax provision	—	—	—	(11)	(219)	(140)	(311)

Net income (loss)	(17,598)	(12,022)	(6,251)	(1,402)	4,002	2,332	4,188
Accretion of preferred stock	—	(38)	(26)	(32)	(51)	(38)	(38)

Net income (loss) available to common shareholders	$(17,598)	$(12,060)	$(6,277)	$(1,434)	$3,951	$2,294	$4,150

Net income (loss) per share available to common shareholders(2):
Basic	$(18.66)	$(10.97)	$(1.27)	$(0.27)	$0.60	$0.36	$0.50
Diluted	$(18.66)	$(10.97)	$(1.27)	$(0.27)	$0.39	$0.24	$0.34
Shares used in computing net income (loss) per share available to common shareholders(2):
Basic	943,211	1,099,805	4,934,507	5,351,706	6,609,170	6,358,839	8,341,561
Diluted	943,211	1,099,805	4,934,507	5,351,706	10,114,513	9,574,631	12,176,351
Unaudited pro forma net income per share available to common shareholders(3):
Basic					$0.13		$0.13
Diluted					$0.12		$0.12
Unaudited shares used in computing pro forma net income per share available to common shareholders(3):
Basic					29,925,576		31,657,967
Diluted					33,430,919		35,492,757

(1) Includes stock-based compensation expense as follows:

						Nine Months Ended
	Year Ended June 30,					March 31,
	2002	2003	2004	2005	2006	2006	2007
	(In thousands)

Cost of product revenue	$—	$—	$—	$—	$—	$—	$7
Cost of support and services revenue	—	—	—	—	16	14	55
Research and development	—	—	—	—	14	6	190
Sales and marketing	—	—	—	—	7	2	331
General and administrative	—	446	45	82	45	24	1,470

Total stock-based compensation expense	$—	$446	$45	$82	$82	$46	$2,053

(2) See note 2 to our consolidated financial statements for a description of the method used to compute basic and diluted net income (loss) per share available to common shareholders, which gives effect to the 1-for-10 reverse split of our outstanding common stock prior to the closing of this offering.

(3) See note 2 to our consolidated financial statements for a description of the method used to compute basic and diluted net income (loss) per share available to common shareholders. Unaudited pro forma basic and diluted net income per share available to common shareholders have been computed to give effect to the 1-for-10 reverse split of our outstanding common stock prior to the closing of this offering and the assumed conversion of redeemable convertible preferred stock upon the closing of this offering on an if-converted basis for the fiscal year ended June 30, 2006 and the nine-month period ended March 31, 2007.

						As of
	As of June 30,					March 31,
	2002	2003	2004	2005	2006	2007
	(In thousands)

Consolidated balance sheet data:
Cash and cash equivalents	$6,182	$3,451	$723	$5,373	$12,333	$16,811
Working capital	3,476	3,720	1,320	10,741	16,208	22,443
Total assets	13,426	8,231	7,962	20,960	30,885	48,112
Redeemable convertible preferred stock	79,974	42,814	46,300	56,281	56,332	56,329
Total shareholders’ equity (deficit)	(74,721)	(38,374)	(44,596)	(45,713)	(41,168)	(34,453)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the consolidated financial statements and related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those discussed below. Factors that could cause or contribute to such differences include, but are not limited to, those identified below, and those discussed above in the section entitled “Risk Factors.” We report results on a fiscal year ending June 30. For ease of reference within this section, 2006 refers to the fiscal year ended June 30, 2006, 2005 refers to the fiscal year ended June 30, 2005 and 2004 refers to the fiscal year ended June 30, 2004. The consolidated financial data as of and for the nine-month periods ended March 31, 2006 and 2007 are derived from financial statements that are unaudited.

Overview

We are a leading provider of IP telecommunications solutions for enterprises. Our solution is comprised of our ShoreGear switches, ShorePhone IP phones and ShoreWare software applications. We were founded in September 1996 and shipped our first system in 1998. We have continued to develop and enhance our product line since that time. We currently offer nine models of our switches and five models of our IP phones.

We sell our products primarily through channel partners that market and sell our systems to enterprises across all industries, including to small, medium and large companies and public institutions. We believe our channel strategy allows us to reach a larger number of prospective enterprise customers more effectively than if we were to sell directly. The number of our authorized channel partners has more than doubled since June 30, 2004 to more than 400 as of March 31, 2007, including 30 in Europe. Channel partners typically purchase our products directly from us. Our internal sales and marketing personnel support these channel partners in their selling efforts. In some circumstances, the enterprise customer will purchase products directly from us, but in these situations we typically compensate the channel partner for its sales efforts. At the request of the channel partner, we often ship our products directly to the enterprise customer.

Our channel partners generally perform installation and implementation services for the enterprises that use our systems. In most cases, our channel partners provide the post-contractual support to the enterprise customer by providing first-level support services and purchasing additional services from us under a post-contractual support contract. For channel partners without support capabilities or that do not desire to provide support, we offer full support contracts to provide all of the support to enterprise customers.

We outsource the manufacturing of our products to contract manufacturers. Our outsourced manufacturing model allows us to scale our business without the significant capital investment and on-going expenses required to establish and maintain a manufacturing operation. Our switch products are manufactured by a contract manufacturer in San Jose, California and our phone products are manufactured by a contract manufacturer in China. Our contract manufacturers provide us with a range of operational and manufacturing services, including component procurement and final testing and assembly of our products. We work closely with our contract manufacturers to manage the cost of components, since our total manufacturing costs are directly tied to component costs. We regularly provide forecasts to our contract manufacturers, and we order products from our contract manufacturers based on our projected sales levels. We seek to maintain sufficient levels of finished goods inventory to meet our forecasted product sales with limited levels of inventory to compensate for unanticipated shifts in sales volume and product mix.

Although we have historically sold our systems primarily to small and medium sized enterprises, we have recently begun to expand our sales and marketing activities to increase our focus on larger enterprise customers. Accordingly, we have implemented a major accounts program whereby our sales personnel assist our channel partners to sell to large enterprise accounts, and we coordinate with our channel partners to enable them to better serve large multi-site enterprises. To the extent we are successful in penetrating larger enterprise customers, we expect that the sales cycle for our products will increase, and that the demands on our sales and support infrastructure will also increase.

We are headquartered in Sunnyvale, California and the majority of our personnel work at this location. Sales and support personnel are located throughout the United States and, to a lesser extent, in the United Kingdom, Germany, Spain and Australia. While we expanded our operations to Europe in 2005 and to the Asia Pacific region in 2006, most of our enterprise customers are located in the United States. Revenue from international sales has been 3% or less of our total revenue for 2004, 2005, 2006 and the nine-month period ended March 31, 2007, respectively. Although we intend to focus on increasing international sales, we expect that sales to enterprise customers in the United States will continue to comprise the significant majority of our sales.

We have experienced significant growth in recent periods, with our total revenue growing from $18.8 million for 2004 to $61.6 million for 2006. This growth in revenue has largely been driven by increased demand for IP telecommunications systems from new enterprise customers, as well as sales of additional products to our installed enterprise customer base. Our operating expenses have also increased significantly from $15.7 million for 2004 to $30.4 million for 2006. This growth in operating expenses has primarily been driven by our growth in headcount, from 76 employees at June 30, 2004 to 174 employees at June 30, 2006, and to 250 employees at March 31, 2007. We expect to continue to add personnel in all functional areas, including additional sales and support personnel. However, we expect our total headcount to grow at a slower rate as compared to recent periods.

Key Business Metrics

We monitor a number of key metrics to help forecast growth, establish budgets, measure the effectiveness of sales and marketing efforts and measure operational effectiveness.

Initial and repeat sales orders.  Our goal is to attract a significant number of new enterprise customers and to encourage existing enterprise customers to purchase additional products and support. Many enterprise customers make an initial purchase and deploy additional sites at a later date, and also buy additional products and support as their businesses expand. As our installed enterprise customer base has grown we have experienced an increase in revenue attributable to existing enterprise customers, which currently represents a significant portion of our total revenue.

Deferred revenue.  Nearly all system sales include the purchase of post-contractual support contracts with terms of up to five years, and our renewal rates on these contracts have been high historically. We recognize support revenue on a ratable basis over the term of the support contract. Since we receive payment for support in advance of our recognizing the related revenue, we carry a deferred revenue balance on our consolidated balance sheet. This deferred revenue helps provide predictability to our future support and services revenue. Accordingly, the level of purchases of post-contractual support with our product sales is an important metric for us along with the renewal rates for these services. Our deferred revenue balance at March 31, 2007 was $12.0 million, of which $8.5 million is expected to be recognized within one year.

Gross margin.  Our gross margin for products is primarily affected by our ability to reduce hardware costs faster than the decline in average overall system prices. We have been able to increase our product gross margin by reducing hardware costs and through product redesign and volume discount pricing from our suppliers. For example, in 2004, we introduced our current family of switches and IP phones, which generally improved our gross margin. We have also introduced new, lower cost hardware following these introductions, which has continued to improve our product gross margin. In general, product gross margin on our switches is greater than product gross margin on our IP phones. As the prices and costs of our hardware components have decreased over time, our software components, which have lower costs than our hardware components, have represented a greater percentage of our overall system sales. We consider our ability to monitor and manage these factors to be a key aspect of maintaining product gross margins and increasing our profitability.

Gross margin for support and services is significantly lower than gross margin for products, and is impacted primarily by personnel costs and related expenses. The primary goal of our support and services function is to ensure maximum customer satisfaction and our investments in support personnel and infrastructure are made with this goal in mind. We expect that as our installed enterprise customer base grows, we will be able to improve gross margin for support and services through economies of scale. However, the timing of additional investments in our support and services infrastructure could materially affect our cost of support and services revenue, both in absolute dollars and as a percentage of support and services revenue and total revenue, in any particular period.

Operating expense management.  To date, we have managed our operating expenses so that they have generally increased at a slower rate than our revenue growth, and we intend to continue to do so in the future. Our operating expenses are comprised primarily of compensation and benefits for our employees and, therefore, the increase in operating expenses has been related to increases in our headcount. We intend to expand our workforce to support our anticipated growth, and therefore our ability to forecast revenue is critical to managing our operating expenses.

Basis of Presentation

Revenue.  We derive our revenue from sales of our IP telecommunications systems and related support and services. Our typical system includes a combination of IP phones, switches and software applications. Channel partners buy our products directly from us. Prices to a given channel partner for hardware and software products depend on that channel partner’s volume and customer satisfaction metrics, as well as our own strategic considerations. In circumstances where we sell directly to the enterprise customer in transactions that have been assisted by channel partners, we report our revenue net of any associated payment to the channel partners that assisted in such sales. This results in recognized revenue from a direct sale approximating the revenue that would have been recognized from a sale of a comparable system through a channel partner. Product revenue has accounted for 88%, 90%, 90% and 89% of our total revenue for 2004, 2005, 2006 and the nine-month period ended March 31, 2007, respectively.

Support and services revenue primarily consists of post-contractual support, and to a lesser extent revenue from training services and installations that we perform. Post-contractual support includes software updates which grant rights to unspecified software license upgrades and maintenance releases issued during the support period. Post-contractual support also includes both Internet- and phone-based technical support. Post-contractual support revenue is recognized ratably over the contractual service period.

Cost of revenue.  Cost of product revenue consists primarily of hardware costs, royalties and license fees for third-party software included in our systems, salary and related overhead costs of operations personnel, freight, warranty costs and provision for excess inventory. The majority of these costs vary with the unit volumes of product sold. Cost of support and services revenue consists of salary and related overhead costs of personnel engaged in support and services, and hence is substantially fixed in the near term.

Research and development expenses.  Research and development expenses primarily include personnel costs, outside engineering costs, professional services, prototype costs, test equipment, software usage fees and allocated facilities expenses. Research and development expenses are recognized when incurred. We are devoting substantial resources to the development of additional functionality for existing products and the development of new products and related software applications. We intend to continue to make significant investments in our research and development efforts because we believe they are essential to maintaining and improving our competitive position. Accordingly, we expect research and development expenses to continue to increase in absolute dollars.

Sales and marketing expenses.  Sales and marketing expenses primarily include personnel costs, sales commissions, travel, marketing promotional and lead generation programs, trade shows, professional services fees and allocated facilities expenses. We plan to continue to invest in development of our distribution channel by increasing the size of our field sales force and the number of our channel partners to enable us to expand into new geographies, including Europe and Asia Pacific, and further increase our sales to large enterprises. In conjunction with channel growth, we plan to increase the investment in our training and support of channel partners to enable them to more effectively sell our products. We also plan to continue investing in our domestic and international marketing activities to help build brand awareness and create sales leads for our channel partners. We expect that sales and marketing expenses will increase in absolute dollars and remain our largest operating expense category.

General and administrative expenses.  General and administrative expenses relate to our executive, finance, human resources and information technology organizations. Expenses primarily include personnel costs, professional fees for legal, accounting, tax, compliance and information systems, travel, bad debt expense and allocated facilities expenses. We expect that in connection with and following this offering, we will incur significant additional accounting, legal and compliance costs as well as additional insurance, investor relations and other costs associated with being a public company. In addition, as we expand our business, we expect to increase our general and administrative expenses.

In May 2007, we entered into a new lease for our existing headquarters facility that extends until October 2009. In addition, in May 2007, we executed a new two-year lease for additional operational space in another location near our corporate headquarters that expires in September 2009. As a result of these new leases, our operating lease obligations will increase significantly beginning in June 2007.

Other income (expense).  Other income (expense) primarily consists of interest earned on cash balances and the change in fair value of preferred stock warrants.

Income tax provision.  Income tax provision includes federal, state and foreign tax on our income. From inception through 2005 we accumulated substantial net operating loss and tax credit carryforwards. We fully reserved the deferred tax asset from these losses and tax credits on our financial statements. We were profitable in 2006 and had an effective tax rate of approximately 5% in 2006, as a result of utilizing portions of the deferred tax asset and reducing the related valuation allowance.

Our effective tax rate for the nine-month period ended March 31, 2007 was 7%. Our effective tax rate for the remainder of 2007 is dependent upon a number of factors, including the extent of the impact from stock-based compensation and the extent of possible limitations on our ability to use net operating loss and tax credit carryforwards. We believe we have had multiple ownership changes, as defined under Section 382 of the Internal Revenue Code, due to significant stock transactions in previous years, which may limit the future realization of our net operating losses and we are currently analyzing these ownership changes to determine the limitations on our ability to utilize our net operating loss and tax credit carryforwards under Sections 382 and 383 of the Internal Revenue Code in future periods. At June 30, 2006, we had approximately $84.4 million and $44.6 million of net operating loss carryforwards for federal and state purposes, respectively. Based on estimates prepared to date, we believe the provisions of Section 382 could result in the forfeiture of approximately $72 million of net operating losses for U.S. federal income tax purposes. We believe there could also be an impact on our ability to utilize California net operating loss carryforwards and our research and development tax credit carryforwards. As our analysis is incomplete, these estimates are uncertain. After fiscal 2007, we anticipate our effective tax rate will increase due to these limitations on our ability to utilize net operating loss and tax credit carryforwards, and the extent of the impact from stock-based compensation.

Results of Operations

The following table sets forth selected consolidated statements of operations data for each of the periods indicated.

				Nine Months Ended
	Year Ended June 30,			March 31,
	2004	2005	2006	2006	2007
	(In thousands)

Revenue:
Product	$16,587	$31,970	$55,300	$37,972	$61,473
Support and services	2,241	3,512	6,308	4,552	7,431

Total revenue	18,828	35,482	61,608	42,524	68,904
Cost of revenue:
Product (1)	7,725	13,961	21,855	15,723	21,271
Support and services (1)	1,660	2,907	5,425	3,942	4,853

Total cost of revenue	9,385	16,868	27,280	19,665	26,124

Gross profit	9,443	18,614	34,328	22,859	42,780
Operating expenses:
Research and development (1)	5,517	7,034	9,720	6,520	11,450
Sales and marketing (1)	8,004	10,050	15,699	10,855	18,441
General and administrative (1)	2,166	3,045	4,936	3,108	8,383

Total operating expenses	15,687	20,129	30,355	20,483	38,274

Income (loss) from operations	(6,244)	(1,515)	3,973	2,376	4,506
Other income (expense) — net	(7)	124	248	96	(7)

Income (loss) before provision for income taxes	(6,251)	(1,391)	4,221	2,472	4,499
Income tax provision	—	(11)	(219)	(140)	(311)

Net income (loss)	$(6,251)	$(1,402)	$4,002	$2,332	$4,188

(1) Includes stock-based compensation expense as follows:

				Nine Months Ended
	Year Ended June 30,			March 31,
	2004	2005	2006	2006	2007
	(In thousands)

Cost of product revenue	$—	$—	$—	$—	$7
Cost of support and services revenue	—	—	16	14	55
Research and development	—	—	14	6	190
Sales and marketing	—	—	7	2	331
General and administrative	45	82	45	24	1,470

Total stock-based compensation expense	$45	$82	$82	$46	$2,053

The following table sets forth selected consolidated statements of operations data as a percentage of total revenue for each of the periods indicated.

				Nine Months
				Ended
	Year Ended June 30,			March 31,
	2004	2005	2006	2006	2007

Revenue:
Product	88%	90%	90%	89%	89%
Support and services	12	10	10	11	11

Total revenue	100	100	100	100	100
Cost of revenue:
Product	41	40	35	37	31
Support and services	9	8	9	9	7

Total cost of revenue	50	48	44	46	38

Gross profit	50	52	56	54	62
Operating expenses:
Research and development	29	20	16	15	17
Sales and marketing	43	28	26	26	27
General and administrative	11	8	8	7	12

Total operating expenses	83	56	50	48	56

Income (loss) from operations	(33)	(4)	6	6	6
Other income (expense) — net	—	—	—	—	—

Income (loss) before provision for income taxes	(33)	(4)	6	6	6
Income tax provision	—	—	—	1	—

Net income (loss)	(33)%	(4)%	6%	5%	6%

Nine-month period ended March 31, 2007 compared to nine-month period ended March 31, 2006

Revenue.  Total revenue increased $26.4 million, or 62%, from $42.5 million in the nine-month period ended March 31, 2006, to $68.9 million in the nine-month period ended March 31, 2007. This increase was primarily attributable to increased sales of our products and services. Product revenue increased by $23.5 million, or 62%, from $38.0 million in the nine-month period ended March 31, 2006, to $61.5 million in the nine-month period ended March 31, 2007. Support and services revenue increased $2.9 million, or 63%, from $4.5 million in the nine-month period ended March 31, 2006, to $7.4 million in the nine-month period ended March 31, 2007, as a result of increased revenue associated with post-contractual support contracts accompanying new system sales, post-contractual support contract renewals and increased revenue from training services and installations.

Gross margin.  Total gross margin increased from 54% in the nine-month period ended March 31, 2006, to 62% in the nine-month period ended March 31, 2007. Product gross margin increased from 59% in the nine-month period ended March 31, 2006, to 65% in the nine-month period ended March 31, 2007. The increase in product gross margin in the nine-month period ended March 31, 2007 was due to improved margins on hardware products as a result of sales of hardware products introduced in April 2006 that have higher margins than the hardware products that they replaced. Support and services gross margin increased from 13% in the nine-month period ended March 31, 2006, to 35% in the nine-month period ended March 31, 2007. The increase in support and services gross margin in the nine-month period ended March 31, 2007 was due to support and service revenue increasing by 63% and service costs only increasing 23%, compared to the same period in 2006. Compensation for support and services employees, the largest category of support and service costs, increased 45% in the nine-month period ended March 31, 2007, as headcount increased from 26 employees at March 31, 2006 to 44 employees at March 31, 2007.

Research and development.  Research and development expenses increased $4.9 million, or 76%, from $6.5 million in the nine-month period ended March 31, 2006, to $11.5 million in the nine-month period ended March 31, 2007. These expenses represented 15% and 17% of total revenue, respectively, in those periods. Compensation for research and development employees accounted for $3.4 million of the increase, primarily as a result of an increase in headcount, from 38 employees at March 31, 2006, to 81 employees at March 31, 2007. Additionally, consulting and professional services, equipment costs, and prototype expenses accounted for $701,000, $187,000, $211,000, respectively, of the increase.

Sales and marketing.  Sales and marketing expenses increased $7.6 million, or 70%, from $10.9 million in the nine-month period ended March 31, 2006, to $18.4 million in the nine-month period ended March 31, 2007. These expenses represented 26% and 27% of total revenue, respectively, in those periods. Compensation for sales and marketing employees represented $5.2 million of this increase, primarily as a result of an increase in headcount, from 58 employees at March 31, 2006 to 87 employees at March 31, 2007. Additionally, promotional and lead generation programs, travel, advertising and public relations, and marketing shows and events accounted for $766,000, $691,000, $346,000 and $383,000 respectively, of the increase.

General and administrative.  General and administrative expenses increased $5.3 million, or 170%, from $3.1 million in the nine-month period ended March 31, 2006, to $8.4 million in the nine-month period ended March 31, 2007. These expenses represented 7% and 12% of total revenue, respectively, in those periods. Compensation for general and administrative employees accounted for $2.3 million of the increase, primarily as a result of an increase in headcount, from 18 employees at March 31, 2006 to 24 employees at March 31, 2007. General and administrative expenses for the nine-month period ended March 31, 2007 also included $1.5 million of stock-based compensation expense associated with an outstanding option granted prior to the adoption of SFAS 123(R) that is subject to variable accounting. Variable accounting on this outstanding option ceased in March 2007 upon the repayment of the related note receivable in exchange for the surrender of shares of our common stock having a value equal to the amounts outstanding under the note. Audit and legal fees and professional services accounted for $1.0 million and $964,000, respectively, of the increase. The remainder of the increase was primarily attributable to various expenses including travel expenses and allocated facility expenses.

Other income (expense).  Other income (expense) decreased $103,000, from $96,000 of other income in the nine-month period ended March 31, 2006, to $7,000 of other expense in the nine-month period ended March 31, 2007. The decrease was due to an expense of $624,000 associated with the increase in fair value of preferred stock warrants issued in 2001 and 2003 in conjunction with a line of credit. The decrease was partially offset by increased interest income of $471,000 associated with higher average cash balances and interest rates in the nine-month period ended March 31, 2007, as compared to average cash balances and interest rates in the nine-month period ended March 31, 2006.

Income tax provision.  The income tax provision increased $171,000, from $140,000 in the nine-month period ended March 31, 2006, to $311,000 in the nine-month period ended March 31, 2007, primarily due to an increase in our taxable income and in our effective tax rate from 5.6% to 6.9%.

Fiscal 2006 compared to Fiscal 2005

Revenue.  Total revenue increased $26.1 million, or 74%, from $35.5 million in 2005 to $61.6 million in 2006. This increase was primarily attributable to increased sales of our products, including hardware and software, and services. Product revenue increased by $23.3 million, or 73%, from $32.0 million in 2005 to $55.3 million in 2006. Support and services revenue increased by $2.8 million, or 80%, from $3.5 million in 2005 to $6.3 million in 2006 as a result of increased revenue associated with post-contractual support contracts accompanying new system sales and post-contractual support contract renewals and, to a lesser extent, revenue from training services and installations. The increase in support and services revenue reflected our increasing strategic focus on large enterprise customers and overall growth in system sales.

Gross margin.  Total gross margin increased from 52% in 2005 to 56% in 2006. Product gross margin increased from 56% in 2005 to 60% in 2006. The increase in product gross margin was due to improved margins on hardware products as a result of sales of new hardware products with higher margins and reduced costs for some existing hardware products. Support and services gross margin decreased from 17% in 2005 to 14% in 2006. The decrease was due to hiring new support and services employees to build our infrastructure at a faster rate than the growth in our support and service revenue.

Research and development.  Research and development expenses increased $2.7 million, or 38%, from $7.0 million in 2005 to $9.7 million in 2006. These expenses represented 20% and 16% of total revenue in 2005 and 2006, respectively. Of the increase, $2.0 million was for salaries and benefits primarily as a result of an increase in headcount, from 38 employees at June 30, 2005 to 48 employees at June 30, 2006. Engineering costs for new products, prototype expenses, allocated facilities expenses and software usage fees accounted for $288,000, $133,000, $104,000 and $99,000, respectively, of the increase.

Sales and marketing.  Sales and marketing expenses increased $5.6 million, or 56%, from $10.1 million in 2005 to $15.7 million in 2006. These expenses represented 28% and 26% of total revenue in 2005 and 2006, respectively. Of the increase, $3.7 million was for salaries, sales commissions and related employee benefits primarily as a result of an increase in headcount, from 37 employees at the end of 2005 to 66 employees at the end of 2006. Promotional and lead generation programs, travel, recruiting, training and professional services accounted for $959,000, $583,000, $140,000, $114,000 and $93,000, respectively, of the increase.

General and administrative.  General and administrative expenses increased $1.9 million, or 62%, from $3.0 million in 2005 to $4.9 million in 2006. These expenses represented 8% and 8% of total revenue in 2005 and 2006, respectively. Of the increase, $912,000 was for salaries and benefits primarily as a result of an increase in headcount, from 14 employees at the end of 2005 to 17 employees at the end of 2006. Professional services and facilities maintenance costs accounted for $576,000 and $153,000, respectively, of the increase. The remainder of the increase was attributable to various expenses including allocated facilities expenses, expensed equipment, and an increase in the allowance for bad debts.

Other income.  Other income increased $124,000 from $124,000 in 2005 to $248,000 in 2006. The increase was primarily due to an increase in interest income, partially offset by an increase in foreign currency exchange losses and interest expense. Interest income increased $155,000 due to higher average cash balances in 2006.

Income tax provision.  The income tax provision increased $208,000 from $11,000 in 2005 to $219,000 in 2006, primarily due to an increase in our taxable income.

Fiscal 2005 compared to Fiscal 2004

Revenue.  Total revenue increased $16.7 million, or 88%, from $18.8 million in 2004 to $35.5 million in 2005. This increase was primarily attributable to increased sales of our products and services. Product revenue increased by $15.4 million, or 93%, from $16.6 million in 2004 to $32.0 million in 2005. Support and services revenue increased by $1.3 million, or 57%, from $2.2 million in 2004 to $3.5 million in 2005 as a result of increased revenue associated with post-contractual support contracts accompanying new system sales and post-contractual support contract renewals and, to a lesser extent, revenue from training services and installations performed by us. Revenue from these other services, primarily training, increased to $524,000 in 2005.

Gross margin.  Total gross margin increased from 50% 2004 to 52% in 2005. Product gross margin increased from 53% in 2004 to 56% in 2005. The increase in product gross margin was due to sales of our IP phones following their introduction in June 2004, as these phones had higher margins than the third-party phones sold with our systems prior to that time. Support and services gross margin decreased from 26% in 2004 to 17% in 2005. The decrease was due to support and service employee related costs increasing faster than support and service revenue over 2004. Support and services headcount increased from 11 employees at June 30, 2004 to 21 employees at June 30, 2005, due to our ongoing efforts to build our support and services functions. The reduction in support and services gross margin resulted in reduction of total gross margin.

Research and development.  Research and development expenses increased $1.5 million, or 27%, from $5.5 million in 2004 to $7.0 million in 2005. These expenses represented 29% and 20% of total revenue in 2004 and 2005, respectively. Of the increase, $689,000 was for salaries and benefits primarily as a result of an increase in headcount, from 24 employees at June 30, 2004 to 38 employees at June 30, 2005. Professional services, recruiting, engineering costs and software usage fees accounted for $417,000, $165,000, $146,000 and $136,000, respectively, of the increase.

Sales and marketing.  Sales and marketing expenses increased $2.0 million, or 26%, from $8.0 million in 2004 to $10.0 million in 2005. These expenses represented 43% and 28% of total revenue in 2004 and 2005, respectively. Of the increase, $796,000 was for salaries, sales commissions and benefits primarily as a result of an increase in headcount, from 26 employees at June 30, 2004 to 37 employees at June 30, 2005. Promotional and lead generation programs, professional services and travel accounted for $995,000 and $208,000, respectively, of the increase.

General and administrative.  General and administrative expenses increased $879,000, or 41%, from $2.2 million in 2004 to $3.1 million in 2005. These expenses represented 11% and 8% of total revenue in 2004 and 2005, respectively. Of the increase, $362,000 was for salaries and benefits primarily as a result of an increase in headcount, from 10 employees at June 30, 2004 to 14 employees at June 30, 2005. Professional services, travel and bad debt expense accounted for $316,000, $215,000 and $176,000, respectively, of the increase. This was offset by reductions in various other expenses, including depreciation.

Other income (expense).  Other income (expense) increased from $7,000 of other expense in 2004 to $124,000 of other income in 2005. The increase is primarily due to increases in interest income and other income of $128,000 and $2,000, respectively. In 2004, interest expense on borrowings of $22,000 exceeded interest and other income.

Income tax provision.  The income tax provision increased $11,000 from $0 in 2004 to $11,000 in 2005.

Quarterly Results of Operations

The following table sets forth our unaudited quarterly condensed consolidated statement of operations data in dollars and as a percentage of total revenue for each of our last seven quarters in the period ended March 31, 2007. The quarterly data presented below have been prepared on a basis consistent with the audited consolidated financial statements included elsewhere in this prospectus, and in the opinion of management reflect all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of this information. You should read this information together with our consolidated financial statements and related notes included elsewhere in this prospectus. Our quarterly results of operations may fluctuate in the future due to a variety of factors. As a result, comparing our operating results on a period-to-period basis may not be meaningful. Our results for these quarterly periods are not necessarily indicative of the results of operations for a full year or any future period.

	Three Months Ended
	September 30,	December 31,	March 31,	June 30,	September 30,	December 31,	March 31,
	2005	2005	2006	2006	2006	2006	2007
	(In thousands)

Consolidated Statement of operations data:
Revenue:
Product	$10,000	$13,498	$14,474	$17,328	$18,467	$19,864	$23,142
Support and services	1,214	1,219	2,119	1,756	1,948	2,616	2,867

Total revenue	11,214	14,717	16,593	19,084	20,415	22,480	26,009
Cost of revenue:
Product(1)	4,044	5,668	6,011	6,132	6,507	6,767	7,997
Support and services(1)	1,078	1,109	1,755	1,483	1,445	1,595	1,813

Total cost of revenue	5,122	6,777	7,766	7,615	7,952	8,362	9,810

Gross profit	6,092	7,940	8,827	11,469	12,463	14,118	16,199
Operating expenses:
Research and development(1)	2,051	2,083	2,386	3,200	3,117	4,051	4,282
Sales and marketing(1)	3,067	3,873	3,916	4,843	5,677	5,755	7,009
General and administrative(1)	875	995	1,238	1,828	2,573	2,837	2,973

Total operating expenses	5,993	6,951	7,540	9,871	11,367	12,643	14,264

Income from operations	99	989	1,287	1,598	1,096	1,475	1,935
Other income (expense) — net	30	6	61	151	157	(395)	231

Income before provision for income taxes	129	995	1,348	1,749	1,253	1,080	2,166
Income tax (provision) benefit	(13)	(51)	(76)	(79)	(207)	22	(126)

Net income	$116	$944	$1,272	$1,670	$1,046	$1,102	$2,040

(1) Includes stock-based compensation as follows:

	Three Months Ended
	September 30,	December 31,	March 31,	June 30,	September 30,	December 31,	March 31,
	2005	2005	2006	2006	2006	2006	2007
	(In thousands)

Cost of product revenue	$—	$—	$—	$—	$1	$3	$3
Cost of support and services revenue	14	—	—	2	5	24	26
Research and development	—	—	6	8	17	82	91
Sales and marketing	—	—	2	5	97	111	123
General and administrative	9	13	2	21	702	415	353

Total stock-based compensation expense	$23	$13	$10	$36	$822	$635	$596

	Three Months Ended
	September 30,	December 31,	March 31,	June 30,	September 30,	December 31,	March 31,
	2005	2005	2006	2006	2006	2006	2007

As a percentage of total revenue:
Revenue:
Product	89%	92%	87%	91%	90%	88%	89%
Support and services	11	8	13	9	10	12	11

Total revenue	100	100	100	100	100	100	100
Cost of revenue:
Product	36	39	36	32	32	30	31
Support and services	10	7	11	8	7	7	7

Total cost of revenue	46	46	47	40	39	37	38

Gross profit	54	54	53	60	61	63	62
Operating expenses
Research and development	18	14	14	17	15	18	16
Sales and marketing	27	26	24	25	28	26	27
General and administrative	8	7	7	10	13	12	12

Total operating expenses	53	47	45	52	56	56	55

Income from operations	1	7	8	8	5	7	7
Other income (expense) — net	—	—	—	1	1	(2)	1

Income before provision for income taxes	1	7	8	9	6	5	8
Income tax provision (benefit)	—	—	—	—	(1)	—	—

Net income	1%	7%	8%	9%	5%	5%	8%

Revenue has increased sequentially in each of the quarters presented due to increased sales of our products and an increase in the number of channel partners and company sales staff and additional products sold to new and existing enterprise customers. Because of the rapid growth of our revenue, we have not yet experienced the effects of seasonality on a quarter-to-quarter basis, but we expect that, over the longer term, we will experience seasonally reduced activity in the first and third quarters of each calendar year, as is the case with comparable companies in our industry. Support and services revenue and related cost of support and services revenue in the quarter ended March 31, 2006 increased due to installation revenue associated with one large sale. Product gross margins improved in the quarter ended June 30, 2006, and remained higher in succeeding quarters, primarily as a result of newly introduced hardware products that have higher margins than the hardware products that they replaced. Operating expenses increased sequentially in each of the quarters presented as we continued to add personnel and related costs to accommodate our growth. We have invested substantially in research and development in recent quarters as we believe technology leadership is an important element to our continued growth. Starting largely in the quarter ended June 30, 2006 we also increased general and administrative spending in information technology systems, outside audit and Sarbanes-Oxley-related consulting services. General and administrative expenses for the quarters ended September 30, 2006, December 31, 2006 and March 31, 2007 included $699,000, $367,000 and $311,000, respectively, of non-cash stock-based compensation associated with an outstanding option granted prior to the adoption of SFAS 123(R) that was subject to variable accounting. In addition, other expense for the quarters ended December 31, 2006 and March 31, 2007 included $579,000 and $45,000 of non-cash expenses associated with the change in fair value of preferred stock warrants, respectively.

Liquidity and Capital Resources

As of March 31, 2007, our principal sources of liquidity consisted of cash and cash equivalents of $16.8 million and accounts receivable net of $18.8 million. Our primary sources of cash historically have been proceeds from the issuance of redeemable convertible preferred stock and payments for our products and services. From June 1998 through October 2004, we issued redeemable convertible preferred stock with aggregate net proceeds of $101.3 million. We have a $12.0 million line of credit with Silicon Valley Bank, which has a borrowing base equal to 80% of the amount of eligible accounts receivable plus 25% of the value of eligible inventory. Interest will accrue on any outstanding borrowings under the line of credit at a rate equal to the prime rate in effect plus 0.5% per annum, except the rate will be equal to the prime rate plus 1.5% per annum if our adjusted quick ratio is less than 1.5:1.0. At March 31, 2007, no balance was outstanding under the line of credit. The line of credit is secured by substantially all of our assets, and contains a financial covenant requiring us to maintain a tangible net worth of not less than $5.0 million. As of March 31, 2007, we were in compliance with all related financial covenants and restrictions. The line of credit terminates on June 26, 2007.

Our principal uses of cash historically have consisted of the purchase of finished goods inventory from our contract manufacturers, payroll and other operating expenses and purchases of property and equipment to support employee needs and the development of new products.

We believe that our $16.8 million of cash and cash equivalents at March 31, 2007, together with cash flows from our operations and the net proceeds from this offering, will be sufficient to fund our operating requirements for at least 12 months. However, we may need to raise additional capital or incur indebtedness to continue to fund our operations in the future. Our future capital requirements will depend on many factors, including our rate of revenue growth, the expansion of our sales and marketing activities, the timing and extent of our expansion into new territories, the timing of introductions of new products and enhancements to existing products, and the continuing market acceptance of our products. We may enter into agreements relating to potential investments in, or acquisitions of, complementary businesses or technologies in the future, which could also require us to seek additional equity or debt financing. Additional funds may not be available on terms favorable to us or at all.

The following table shows our cash flows from operating activities, investing activities and financing activities for the stated periods:

	Year Ended June 30,			Nine Months Ended March 31,
	2004	2005	2006	2006	2007
	(In thousands)

Cash provided by (used in) operating activities	$(5,392)	$(4,957)	$7,266	$4,525	$5,039
Cash used in investing activities	(653)	(590)	(1,293)	(749)	(1,106)
Cash provided by financing activities	3,317	10,197	987	865	545

Cash flows from operating activities

Our cash flows from operating activities are significantly influenced by our cash expenditures to support the growth of our business in operating expense areas such as research and development, sales and marketing and administration. Our operating cash flows are also influenced by our working capital needs to support growth and fluctuations in inventory, accounts receivable, vendor accounts payable and other current assets and liabilities. We procure finished goods inventory from our contract manufacturers and typically pay them in 30 days. We extend credit to our channel partners and typically collect in 50 to 60 days. We also prepay for license rights to third-party products in advance of sales.

Net cash provided by operating activities was $4.5 million and $5.0 million in the nine-month periods ended March 31, 2006 and March 31, 2007, respectively. This increase was primarily attributable to net income of $4.2 million in the nine-month period ended March 31, 2007 as compared to $2.3 million in the nine-month period ended March 31, 2006. Noncash adjustments were higher in the nine-month period ended March 31, 2007 compared to the nine-month period ended March 31, 2006, including stock-based compensation expense, which was higher by $2.0 million due to $1.4 million of stock-based compensation expense associated with an award that was subject to variable accounting, and the adoption of SFAS 123(R) on July 1, 2006, and the increase in fair value of the preferred stock warrants by $624,000. In addition to the higher net income and non-cash adjustments in the nine-month period ended March 31, 2007 compared to the nine-month period ended March 31, 2006, the period-to-period change in cash flows relating to operating activities was also affected by an increase in deferred revenue of $4.5 million, due primarily to revenue recognized from sales of post contractual support contracts exceeding the amounts of post contractual support contracts that were recognized as revenue during the nine-month period ended March 31, 2007, and an increase in accounts payable of $4.8 million, primarily attributable to increased purchasing activity required to support our business growth and increased headcount. These sources of cash were partially offset by uses of cash associated with an increase in accounts receivable of $6.6 million due to increased sales in the nine-month period ended March 31, 2007 compared to the nine-month period ended March 31, 2006, an increase in inventory of $3.5 million, and an increase in prepaid expenses and other current assets of $1.1 million.

Net cash provided by (used in) operating activities was ($5.4) million, ($5.0) million and $7.3 million in 2004, 2005 and 2006, respectively. Net cash used in operating activities in 2004 primarily consisted of net losses of $6.3 million, reduced by depreciation and amortization expense of $721,000 in 2004, and an increase in accounts receivable of $2.8 million primarily related to revenue growth. This increase in accounts receivable was largely offset by sources of cash provided by increased accounts payable of $1.2 million and deferred revenue of $1.2 million. Net cash used in operating activities in 2005 primarily consisted of net losses of $1.4 million, reduced by depreciation and amortization expense of $592,000 and a use of $4.2 million related to net changes in operating assets and liabilities. Of this $4.2 million, the increased accounts receivable and inventories were $4.5 million and $3.5 million, respectively. These increases were partially offset by cash provided due to increased accounts payable of $1.0 million and payments for deferred revenue of $2.8 million. Net cash provided by operating activities in 2006 primarily consisted of net income of $4.0 million, depreciation and amortization expense of $716,000 and an increase of $2.3 million related to net changes in operating assets and liabilities. Of this $2.3 million, the primary sources of cash were a $1.9 million increase to accrued employee compensation, largely employee bonuses relating to company performance achievements in the six-month period ended June 30, 2006, increased deferred revenue relating to support contracts of $1.5 million and increased accounts payable of $809,000.

Cash flows from investing activities

Cash flows from investing activities primarily relate to capital expenditures to support our growth.

Net cash used in investing activities in the nine-month period ended March 31, 2006 was $749,000 for capital expenditures primarily related to supporting our growth in headcount. Net cash used in investing activities in the nine-month period ended March 31, 2007 was $1.1 million for capital expenditures, primarily related to manufacturing tooling for the production of our hardware products, computer equipment for our research and development lab and to support our growth in headcount. We expect to incur additional capital expenditures of approximately $500,000 during the remainder of fiscal year 2007. Our requirements for additional capital expenditures are subject to change depending upon several factors, including our needs based on our changing business and industry and market conditions.

Net cash used in investing activities was $653,000, $590,000 and $1.3 million in 2004, 2005 and 2006, respectively. Net cash used in investing activities in 2004 was for capital expenditures, primarily related to manufacturing tooling for production of our hardware products. Net cash used in investing activities in 2005 was for capital expenditures, primarily related to computer equipment to support our growth in headcount. Net cash used in investing activities in 2006 was for capital expenditures, primarily related to computer equipment to support our growth in headcount and manufacturing tooling for production of our hardware products.

Cash flows from financing activities

Net cash provided by financing activities was $865,000 and $545,000 in the nine-month periods ended March 31, 2006 and March 31, 2007, respectively, primarily due to stock option exercises.

Net cash provided by financing activities was $3.3 million, $10.2 million and $1.0 million in 2004, 2005 and 2006 respectively. In 2004, we issued Series G redeemable convertible preferred stock for net proceeds of $3.5 million and made capital lease payments of $142,000. In 2005, we issued Series H redeemable convertible preferred stock for net proceeds of $9.9 million and received $222,000 from the repayment of shareholder notes issued in connection with stock option exercises. In 2006, we generated $1.0 million of net proceeds from the exercise of common stock options.

Contractual Obligations

The following is a summary of our contractual obligations as of June 30, 2006:

	Payments Due by Period
		Less Than			More Than
	Total	1 Year	1-3 Years	3-5 Years	5 Years
	(In thousands)

Operating lease obligations	$900	$712	$188	—	—
Purchase obligations(1)	7,120	7,120	—	—	—

Total	$8,020	$7,832	$188	—	—

(1)	Purchase obligations represent commitments under non-cancelable orders for finished goods inventory with our contract manufacturers. At March 31, 2007, our purchase obligations increased by $4.5 million as a result of increased sales.

In May 2007, we entered into a new lease for our existing headquarters facility that extends until October 2009 and provides for minimum monthly base rent payments of $118,000 for the period from October 2007 to October 2008, and $124,000 for the period from October 2008 to October 2009. As a result of entering into this new lease, our operating lease obligations will increase significantly beginning in June 2007.

Off-Balance Sheet Arrangements

We do not have any material off-balance sheet arrangements nor do we have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which are established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Internal Control Over Financial Reporting

In connection with the audit of our financial statements for the six-month period ended December 31, 2006, our independent registered public accounting firm noted in their report to our audit committee that we have material weaknesses and significant deficiencies in our internal control over financial reporting as of December 31, 2006 that could, if not remedied, affect our ability to record, process and report financial data. In their report, our independent registered public accounting firm has noted two specific material weaknesses:

•	we do not have a sufficient number of accounting personnel with the relevant technical accounting and financial reporting experience and skills to facilitate the preparation of timely and accurate consolidated financial statements; and

•	we do not have sufficient internal controls related to the identification of all products and services associated with a sales arrangement, including commitments made by our sales and marketing personnel and channel partners to provide specified upgrades, services or additional products to customers in the future, including through product roadmap presentations to customers.

If VSOE of fair value does not exist for commitments to provide specified upgrades, services or additional products to customers in the future, as has been the case from time to time in the past, we defer all revenue from the arrangement until the earlier of the point at which VSOE of fair value does exist or all such elements from the arrangement have been delivered.

In addition to the material weaknesses noted by our independent registered public accounting firm, the following two significant deficiencies in the design or operation of our internal control over financial reporting were also noted:

•	we do not accurately maintain data sufficient to readily track and validate the existence of fixed assets and we have no formal procedures in place to ensure that fixed assets continue to be held and used;

•	we do not have adequate procedures for identifying and recording period-end accrued expenses and in-transit inventory.

These material weaknesses and significant deficiencies resulted in a number of audit adjustments to our consolidated financial statements for the six-month period ended December 31, 2006 that were noted during the course of the audit. In addition, these material weaknesses and significant deficiencies contributed to delays in the completion of our financial statements.

We are in the process of taking steps intended to remedy these material weaknesses and significant deficiencies. Since both material weaknesses relate at least in part to inadequate staffing, we are addressing them through the hiring of additional personnel. We hired a new Chief Financial Officer in May 2007, and we are currently seeking to hire a Corporate Controller, a Revenue Accounting Manager and other finance and accounting personnel. Further, we expect that our former Chief Financial Officer, John Finegan, will be actively employed as our Vice President of Finance for an indefinite period as new staff members are hired and integrated.

To further address the material weakness related to the proper accounting for sales arrangements containing future commitments, we are implementing additional procedures and training programs for all personnel involved in the selling and marketing of our products and services and in the preparation of our financial statements. We have also analyzed product roadmaps used for sales presentations to determine when or if a specified upgrade right has been provided to a customer notwithstanding that a contract does not explicitly provide for that right. For sales prior to March 31, 2007, we identified a few instances in which we created specified upgrade or enhancement rights as a result of these roadmap presentations. However, these were not significant to our results of operations or financial statements. We are continuing to analyze our product roadmap presentations used in connection with sales made subsequent to March 31, 2007. If it is subsequently determined that these presentations resulted in commitments for specified upgrades or enhancements, we would be required to defer the recognition of revenue attributable to such sales until such commitments had been satisfied.

We will not be able to assess whether the steps we are taking will fully remedy the material weaknesses and significant deficiencies in our internal control over financial reporting identified by our auditors until we have fully implemented them and a sufficient time passes in order to evaluate their effectiveness.

Critical Accounting Policies and Estimates

Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America, or GAAP. These accounting principles require us to make certain estimates and judgments that can affect the reported amounts of assets and liabilities as of the dates of the consolidated financial statements, the disclosure of contingencies as of the dates of the consolidated financial statements, and the reported amounts of revenue and expenses during the periods presented. Although we believe that our judgments and estimates are reasonable under the circumstances, actual results may differ from those estimates.

We believe the following to be our critical accounting policies because they are important to the portrayal of our financial condition and results of operations and they require critical management judgments and estimates about matters that are uncertain:

•	Revenue recognition;

•	Allowance for doubtful accounts;

•	Stock-based compensation;

•	Inventory valuation; and

•	Accounting for income taxes.

If actual results or events differ materially from those contemplated by us in making these estimates, our reported financial condition and results of operations for future periods could be materially affected. See “Risk Factors” for certain matters that may affect our future financial condition or results of operations.

Revenue Recognition

Product Revenue

Our software is integrated with our hardware and is essential to the functionality of the integrated system product. Product sales typically include a perpetual license to our software, except in limited circumstances such as sales of spare or replacement handsets, back-up switches and additional business applications. We recognize revenue for these sales in accordance with Statement of Position (SOP) No. 97-2, Software Revenue Recognition, or Staff Accounting Bulletin (SAB) No. 104, Revenue Recognition in Financial Statements, as applicable, depending on whether the hardware is sold in a multiple-element arrangement with software and post-contractual support or on a standalone basis if the enterprise customer purchases hardware, software, or maintenance support separately. For the initial sale, we generally bundle together the hardware, software, and post-contractual support contracts with terms of up to five years. Thereafter, if the enterprise customer increases the number of end user deployments and/or functionality, it may add more hardware, software, and related post-contractual support by purchasing them separately. We have established vendor-specific objective evidence, or VSOE, of fair value for post-contractual support and, installation and services and training, as noted below.

We recognize product revenue when persuasive evidence of an arrangement exists, product has shipped or delivery has occurred (depending on when title passes), the sales price is fixed or determinable and free of contingencies and significant uncertainties, and collection is probable. Our fee is considered fixed or determinable at the execution of an agreement, based on specific products and quantities to be delivered at specified prices. Our agreements generally do not include rights of return or acceptance provisions. To the extent that our agreements contain such terms, we recognize revenue once the acceptance provisions have been met or the right of return lapses. We maintain a reserve for sales returns based on historical experience. Payment terms generally range from net 30 to net 60 days. In the event payment terms are extended materially from our standard business practices, the fees are deemed to not be fixed or determinable and revenue is recognized when the payments become due. We assess the ability to collect from channel partners based on a number of factors, including creditworthiness and past transaction history. If the channel partner is not deemed creditworthy, we defer all revenue from the arrangement until payment is received and all other revenue recognition criteria have been met. Shipping charges are included in product revenue and the related shipping costs are included in cost of product revenue.

We monitor and analyze the accuracy of sales returns estimates by reviewing actual returns and adjust it for future expectations to determine the adequacy of our current and future reserve needs. If actual future returns and allowances differ from past experience and expectation, additional allowances may be required.

We have arrangements with channel partners of their products to reimburse the channel partners for cooperative marketing costs meeting specified criteria. The reimbursements are limited to 50% of the actual costs charged to the channel partners by third-party vendors for advertising, trade shows and other related sales and marketing activities for which we receive an identifiable benefit, subject to a limit of the total cooperative marketing allowance earned by each channel partner. In accordance with EITF Issue No. 01-9, Accounting for Consideration Given by a Vendor to a Customer (including a Reseller of the Vendor’s Products), we record the reimbursements to the channel partners meeting such specified criteria within sales and marketing expenses in the accompanying consolidated statements of operations. The marketing allowance can also be used by the channel partners to purchase demonstration products from us at greater than the standard discount for products sold to channel partners. Such discounts provided to the channel partners are recorded as a reduction of revenue upon shipment of the demonstration units.

Post-Contractual Support

Our support and services revenue is primarily derived from post-contractual support. We account for post-contractual support revenue based on SOP 97-2, which states that if an arrangement includes multiple elements, the fee should be allocated to the various elements based on VSOE of fair value, regardless of any separate prices stated within the contract for each element. VSOE of fair value is limited to the price charged when the same element is sold separately. VSOE of fair value is established for support through prior renewals of post-contractual support contracts, which establishes a price which is based on a standalone sale.

We use the residual method, as allowed by SOP No. 98-9, Modification of SOP 97-2, Software Revenue Recognition With Respect to Certain Transactions, to determine the amount of product revenue to be recognized. Under the residual method, the fair value of the undelivered elements, such as post-contractual support, installation services and training, are deferred and the remaining portion of the sales amount is recognized as product revenue. The fair value of the post-contractual support is recognized as support and services revenue on a straight-line basis over the term of the related support period, which can be up to five years in length.

If VSOE of fair value does not exist for commitments to provide specified upgrades, services or additional products to customers in the future, as has been the case from time to time in the past, we defer all revenue from the arrangement until the earlier of the point at which VSOE of fair value does exist or all such elements from the arrangement have been delivered.

Installation and training

Installation services are sold on an elective basis. Channel partners or enterprise customers generally perform installations without our involvement, so we do not recognize substantial revenue from installation services. As installation is typically performed by the channel partner or enterprise customer, it is not considered essential to the functionality of the delivered elements. Installation is generally priced at established rates based on estimated hours to install our systems. Training services are also sold on an elective basis, both to channel partners and to enterprise customers, and is purchased both with system orders and on a standalone basis. VSOE of fair value is established for training through sales made independent of a bundled order. We recognize revenue related to installation services and training upon delivery of the service.

Allowance for Doubtful Accounts

We review our allowance for doubtful accounts on a quarterly basis by assessing individual accounts receivable that materially exceed due dates. Risk assessment for these accounts includes historical collections experience with the specific account and with our similarly situated accounts coupled with other related credit factors that may evidence a risk of default and loss to us. Accordingly, the amount of this allowance will fluctuate based upon changes in revenue levels, collection of specific balances in accounts receivable and estimated changes in channel partner credit quality or likelihood of collection. If the financial condition of our channel partners were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required. The allowance for doubtful accounts represents management’s best estimate, but changes in circumstances, including unforeseen declines in market conditions and collection rates, may result in additional allowances in the future or reductions in allowances due to future recoveries.

Stock-Based Compensation

Prior to July 1, 2006, we accounted for employee stock options using the intrinsic value method in accordance with Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, or APB 25, and Financial Accounting Standards Board Interpretation No. (FIN) 44, Accounting for Certain Transactions Involving Stock Compensation, an Interpretation of APB No. 25, and had adopted the disclosure only provisions of Statement of Financial Accounting Standards, or SFAS No. 123, Accounting for Stock-Based Compensation, or SFAS 123, and SFAS No. 148, Accounting for Stock-Based Compensation — Transition and Disclosure, or SFAS 148.

In accordance with APB 25, stock-based compensation expense, which is a non-cash charge, resulted from stock option grants at exercise prices that, for financial reporting purposes, were deemed to be below the estimated fair value of the underlying common stock on the date of grant.

Effective July 1, 2006, we adopted the fair value recognition provisions of SFAS No. 123(revised 2004), Share-Based Payment, or SFAS 123(R), using the prospective transition method, which requires us to apply the provisions of SFAS 123(R) only to awards newly granted, modified, repurchased or cancelled, after the adoption date. Under this transition method, our stock-based compensation expense recognized beginning July 1, 2006 is based on the grant date fair value of stock option awards we grant or modify after July 1, 2006. We categorize our options into two classes. Class One includes all options granted with standard four-year vesting and no ability to exercise prior to vesting. Class Two includes options granted with standard four-year vesting but allow for early exercisability. We recognize stock-based compensation expense for both Class One and Class Two on a straight-line basis over the options’ expected vesting terms. We estimated the grant date fair value of stock option awards under the provisions of SFAS 123(R) using the Black-Scholes option valuation model with the following assumptions:

	Nine Months
	Ended
	March 31, 2007
	Class One	Class Two

Expected life	6.08 years	4.0 years
Interest rate range	4.6-4.8%	4.6-4.8%
Volatility	71	55
Dividend yield	0	0

During the nine-month period ended March 31, 2007, we recorded non-cash stock-based compensation expense of $582,000 under SFAS 123(R). In future periods, stock-based compensation expense is expected to increase as we issue additional equity-based awards to continue to attract and retain key employees. Additionally, SFAS 123(R) requires that we recognize compensation expense only for the portion of stock options that are expected to vest, assuming an expected forfeiture rate in determining stock-based compensation expense, which could affect the stock-based compensation expense recorded if there is a significant difference between actual and estimated forfeiture rates. Our estimated forfeiture rate in the nine-month period ended March 31, 2007 was 13%. As of March 31, 2007, total unrecognized compensation cost related to stock-based awards granted to employees and non-employee directors was $3.5 million, net of estimated forfeitures of $1.3 million. This cost will be amortized on a straight-line basis over a weighted-average vesting period of approximately four years. As a result of adopting SFAS 123(R) on July 1, 2006, our net income for the nine-month period ended March 31, 2007, was $65,000 lower than if we had continued to account for stock-based compensation under APB 25. Basic and diluted net income per share for the nine-month period ended March 31, 2007 are no different than if we had continued to account for stock-based compensation under APB 25.

Information regarding our stock option grants for July 1, 2005 through June 13, 2007 is summarized as follows:

		Shares
		Subject to		Deemed
	Grant	Options	Exercise	Fair Market Value		Intrinsic Value
	Date	Granted	Price per Share	per Share		per Share

2005	July 8	30,300	$0.40	$0.40		$—
	September 8	259,000	0.40	0.40		—
	October 3	265,500	0.40	0.50		0.10
2006	January 12	466,500	0.80	1,20	†	0.40
	April 13	151,000	1.00	1.50		0.50
	May 1	44,500	1.00	1.60		0.60
	June 1	83,250	1.00	1.90		0.90
	July 10	57,500	1.00	2.50		1.50
	July 28	6,000	2.50	2.50	*	—
	August 7	41,000	2.50	4.00		1.50
	September 5	125,000	1.00	6.50		5.50
	September 11	96,650	2.50	6.50		4.00
	October 3	523,095	3.20	6.50	†	3.30
	October 4	40,500	3.20	6.50		3.30
	November 6	96,300	3.20	7.80		4.60
	December 4	34,500	3.20	9.10		5.90
	December 14	89,999	3.60	9.10	†	5.50
2007	April 13	737,740	11.30	11.30	*	—
	May 21	564,298	11.40	11.40	*	—

*	Contemporaneous valuation determined by our board of directors with input from management.

†	Retrospective valuation determined by our board of directors with input from management.

All share amounts and values listed in the table above give effect to a 1-for-10 reverse stock split to be effected prior to the completion of this offering.

Valuation of Common Stock

Background.  With respect to assessments of fair value of the common stock for the preparation of our financial statements we considered numerous objective and subjective factors, including the following:

•	prices for our preferred stock that we sold to outside investors in arms’-length transactions, and the rights, preferences and privileges of our preferred stock and our common stock;

•	extensive valuations performed as of January 4, 2006, July 12, 2006, October 3, 2006, December 14, 2006, April 6, 2007 and May 16, 2007;

•	interpolations of enterprise value based on a review of relevant company, industry and market factors for those intervening periods between the dates of extensive valuations — the periods between valuations were three months or less for the period from July 1, 2006 to May 16, 2007;

•	our actual financial condition and results of operations during the relevant period;

•	the status of strategic initiatives to increase the target market for our products;

•	forecasts of our financial results and market conditions affecting the communications equipment industry;

•	the fact that the option grants involved illiquid securities in a private company; and

•	the likelihood of achieving a liquidity event for the shares of common stock underlying the options, such as an initial public offering or sale of our company, given prevailing market conditions and our relative financial condition at the time of grant.

The deemed fair value per share of common stock underlying our stock option grants was determined by our board of directors with input from management at each grant date. Prior to January 2006, our board of directors did not consider the probability of a public offering of our securities to be a significant factor in its determination of fair value at each grant date because it believed the likelihood of such an event was remote for the foreseeable future at that time. Management performed rudimentary valuation analyses during these periods utilizing comparable revenue multiples with similar public companies, adjusted for non-marketability discounts and with no probability assigned to a prospective initial public offering. The deemed fair value of common stock was therefore heavily influenced by the value of the liquidation preferences of the preferred stock, as the estimated enterprise value prior to January 2006 was not significantly higher than aggregate liquidation and participation preferences of the preferred stock. Our board of directors believed that extensive valuation analyses in this period would have had little practical benefit in view of our stage of development and the status of execution of our business strategy. Starting in January 2006, our board of directors utilized more extensive valuation methodologies in our valuation analyses.

In connection with the preparation of the consolidated financial statements included in this prospectus, our board of directors assessed the fair value of our common stock to determine whether there was a compensatory element in our historical option grants. Extensive valuations were performed as of January 4, 2006, July 12, 2006, October 3, 2006, December 14, 2006, April 7, 2006 and May 16, 2007. For grant dates between those valuation dates, our board of directors determined the fair value of our common stock primarily through interpolation of enterprise values between the surrounding valuation dates. Given that we were experiencing continued increases in revenue and cash flows during the intervening periods, and that industry and market conditions remained stable, such interpolations resulted in progressions to the fair value of our common stock that were essentially linear, as there were no individually significant factors impacting fair value, with the exception of September 2006, where external capital market factors impacted the increase.

Valuations.  Our valuations as of January 4, 2006, July 12, 2006, October 3, 2006, December 14, 2006, April 6, 2007 and May 16, 2007 used a combination of the following methods to estimate the aggregate enterprise value at each valuation date:

•	Discounted cash flow model of the income approach, which derives the fair value based on projected future net free cash flows, discounted at a risk-adjusted equity rate of return required by equity investors in the technology and telecommunications industries and for the time value of money;

•	The comparative analysis of publicly traded companies, which values shares of a minority interest in a closely-held corporation by comparing to comparable publicly traded companies to determine appropriate multiples to apply to our financial measures; and

•	The transaction method, which derives an indication of fair value from the purchase price multiples in recent mergers and acquisitions involving target companies operating in the IP telephony and similar communications equipment and other related technology industries.

The selected dates of our valuations were in close proximity to dates of major option grants. The July 12, 2006, April 6, 2007 and May 16, 2007 valuations were performed contemporaneously. The January 4, 2006, October 3, 2006 and December 14, 2006 valuations were performed retrospectively. The January 4, 2006 retrospective valuation was initiated at the same time as the July 12, 2006 contemporaneous valuation, in conjunction with the preparation of our audited financial statements for the year ending June 30, 2006. The October 3, 2006 and December 14, 2006 retrospective valuations were initiated in February 2007, in conjunction with the preparation of our audited financial statements for the six months ended December 31, 2006.

We prepared financial forecasts for each valuation date that were used in the computation of enterprise value for each of the three methods. The financial forecasts were based on assumed revenue growth rates that took into account our past experience and our expectations of future performance at that time. The risks associated with achieving our forecasts were assessed in selecting the appropriate cost of capital rates, which ranged from 22% to 25%. If different cost of capital rates had been used, the valuations would have been different.

The January 4, 2006, July 12, 2006, April 6, 2007 and May 16, 2007 valuations valued common stock using the Black-Scholes option pricing methodology with consideration for an initial public offering, or IPO, and the probability weighted expected return method, or PWERM. For the Black-Scholes option pricing method, the per share value was derived by creating a series of European call options on the enterprise’s value, with exercise prices based on the liquidation preferences of the preferred stock and derivative strike prices. For the PWERM, the per share value was derived utilizing a probability weighted scenario analysis. The per-share value was based on three possible scenarios: (1) no IPO liquidity scenario, (2) IPO liquidity scenario, and (3) stay-private scenario. In the no IPO liquidity scenario and stay private scenario, the per-share value was allocated using the current value method prescribed by the AICPA. The current value method allocates value to the various series of preferred stock based on their liquidation preferences or conversion values, whichever would be greater. The residual enterprise value was allocated to the common stock. In the IPO liquidity scenario, the current value method was also used with the consideration that all series of preferred stock would convert to common. For the January 2006 valuation, the Black-Scholes indication was weighted 40% and the PWERM indication 60%. For July 2006, both indications were weighted 50%.

The October 2006 and December 2006 valuations valued common stock using the Black-Scholes option pricing methodology with consideration for an IPO. The common stock was valued on a per share basis utilizing a probability weighted scenario analysis. The per-share value was based on two possible future liquidity scenarios: (1) no IPO liquidity scenario, and (2) IPO liquidity scenario. In the no IPO liquidity scenario, the per-share value was based on the Black-Scholes option-pricing model. This methodology treats various components of our capital structure as a series of call options on the proceeds expected from an expected sale of our company or the liquidation of our assets at some future date. The model defines the securities’ fair values as functions of the current fair value of the company and assumptions based on the securities’ rights and preferences. As a result, the option pricing method requires assumptions regarding the anticipated timing of a potential liquidity event, and the estimated volatility of our equity securities. These call options were then valued using the Black-Scholes option pricing model. In the IPO liquidity scenario, it is assumed that all preferred securities are converted into common stock, and that the aggregate value related to options and warrants are subtracted from the aggregate equity value of the company for purposes of determining the preferred and common stock values on an as if converted, per share basis. The probability of an IPO ranged from 50% to 95% in these valuations.

The anticipated timing of the liquidity events utilized in these valuations was based on then-current plans and estimates of our board of directors and management.

Factors Associated with Black-Scholes Method.  Estimates of the volatility of our stock were made based on available information on the volatility of the capital stock of comparable publicly traded companies and ranged from 40% to 60%. Estimates of term, or estimated time to a liquidity event, ranged from 1.5 months to 1.8 years. Had we used different estimates of volatility or term, the allocations between preferred and common shares would have been different. The risk free rate of return ranged from 4.23% to 5.04%.

Non-marketability Discount.  The estimated fair value of our common stock at each stock option grant date reflected a non-marketability discount partially based on the anticipated likelihood and timing of a future liquidity event. In the valuations used to establish fair value of our common stock the non-marketability discounts were 25% in January 2006, 20% in July 2006, 15% in October 2006 and 10% in December 2006. There was no non-marketability discount for the April 6, 2007 and May 16, 2007 valuations. In general, the board of directors used similar discount factors to estimate the fair value of our common stock on grant dates that did not coincide with the dates on which the valuations were performed. The reduction in this discount was attributable to steady and continuing improvements in our financial performance thereby improving the likelihood of a liquidity event and reducing the likely time to accomplish such.

Liquidation and redemption rights of preferred stock.  The preferential rights of all series of our convertible redeemable preferred stock were also factored into our board of directors’ determination of the fair value of our common stock. These securities are convertible into common stock at the option of the holder, and vote with the common stock on an as-converted basis. As our enterprise value and the probability of an initial public offering increased starting in January 2006, the relatively weighting of the preferred stock preferences on the value of common stock declined. The impact of the preferences on common stock value in a no IPO liquidity scenario and IPO liquidity scenario at March 31, 2007 was negligible.

Significant Factors Contributing to the Difference Between the Deemed Fair Value as of the Date of Each Grant and Estimated Initial Public Offering Price. From July 1, 2005 to May 25, 2007, the difference between the fair value per share of our common stock of $0.40 to $11.40 and the estimated public offering price range of $8.50 to $10.50 per share, after giving effect to the 1-for-10 reverse stock split to be effected prior to the completion of this offering, is attributable to our continued growth and improved business prospects during this period, as described in further detail below.

•	Starting with the quarter ended December 31, 2005 our revenues have grown sequentially for each quarter from $11.2 million for the quarter ended September 30, 2005 to $26.0 million in the quarter ended March 31, 2007, as the number of our channel partners increased from over 210 to over 400 and our enterprise customer base increased from over 2,000 to over 4,500 during this period. In addition, we hired our Vice President of Sales in October 2005.

•	Starting with the quarter ended December 31, 2005 we have had positive cash flows from operations.

•	In the quarter ending March 31, 2006, we hired our Vice President for Engineering and Operations and our Managing Director of European operations, and added two independent board members. Additionally, we launched our major accounts program and hired staff to support that program.

•	In the quarter ending June 30, 2006, we introduced a new family of hardware products, with higher gross margins, that has contributed to a measurable increase in overall gross margins. Based on improved enterprise value, the rights and preferences of preferred stock had less relative impact than for prior periods and the value of our common stock began to increase more rapidly than in prior periods.

•	In the quarter ended September 30, 2006 the initial public offering market for emerging technology companies improved substantially. Since that time the number of initial public offerings and associated valuation multiples has been substantially higher than for earlier periods. The changes in the capital markets increased the likelihood of a liquidity event through a public offering and reduced the non-marketability discount.

•	In the quarter ended December 31, 2006, we hired our Vice President of Business Development, and opened our Australian sales office. In late December 2006, we selected our lead investment banking team in contemplation of this offering.

•	In the quarter ended March 31, 2007 we held our organizational meeting in preparation for this offering and filed our initial registration statement with the SEC. The marketability discount was eliminated as the likelihood of an initial public offering was considered very high.

•	In April 2007 and May 2007, we hired a new Chief Financial Officer and added three new independent board members.

Estimation of Fair Value of Warrants to Purchase Preferred Stock

FASB Staff Position No. 150-5, Issuer’s Accounting under FASB Statement No. 150 for Freestanding Warrants and Other Similar Instruments on Shares That Are Redeemable, or FSP 150-5, provides that the warrants we have issued to purchase shares of Series E and Series F preferred stock are subject to the requirements in FSP 150-5, which requires us to classify these warrants as current liabilities and to adjust the value of these warrants to their fair value at the end of each reporting period. We recorded $624,000 of expense in other income (expense) for the nine-month period ended March 31, 2007, to reflect increase in the estimated fair value of the warrants. We estimated the fair value of these warrants at March 31, 2007 using the Black-Scholes option valuation model. This model utilizes the estimated fair value of the underlying preferred stock at the valuation measurement date, the remaining term of the warrant, risk-free interest rates, and expected dividends and expected volatility of the price of the underlying convertible preferred stock.

Upon the closing of this offering, these warrants will convert into warrants to purchase shares of our common stock and, as a result, will no longer be subject to FSP 150-5. At that time, the then-current aggregate fair value of these warrants will be reclassified from liabilities to common stock, a component of stockholders’ deficit, and we will cease to record any related periodic fair value adjustments.

Inventory Valuation

Inventories consist principally of finished goods and are stated at the lower of cost or market value, with cost being determined under a standard cost method that approximates first-in, first out. A small portion of our inventory also relates to evaluation units located at enterprise customer locations and service inventory. Inventory valuation reserves are established to reduce the carrying amounts of our inventories to their net estimated realizable values. Inventory valuation reserves are based on historical usage, expected demand and, with respect to evaluation units, conversion rate and age. Inherent in our estimates of market value in determining inventory valuation reserves are estimates related to economic trends, future demand for our products and technological obsolescence of our products. If future demand or market conditions are less favorable than our projections, additional inventory valuation reserves could be required and would be reflected in cost of product revenue in the period in which the reserves are taken. Inventory valuation reserves were $495,000, $598,000 and $328,000 as of June 30, 2005, June 30, 2006 and March 31, 2007, respectively. Once a reserve is established, it is maintained until the unit to which it relates is sold or scrapped. The reduced costs associated with the revenue from this unit results in an increase in gross profit and gross margin.

Accounting for Income Taxes

We account for income taxes using an asset and liability approach, in accordance with SFAS No. 109, Accounting for Income Taxes, which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in our financial statements, but have not been reflected in our taxable income. A valuation allowance is established to reduce deferred tax assets to their estimated realizable value. Therefore, we provide a valuation allowance to the extent we do not believe it is more likely than not that we will generate sufficient taxable income in future periods to realize the benefit of our deferred tax assets. To date, as a result of our uncertainty regarding the realizability of our deferred tax assets, consisting principally of net operating loss and tax credit carryforwards, we have recorded a 100% valuation allowance.

At June 30, 2006, we had $84.4 million and $44.6 million of net operating loss carryforwards for federal and state purposes, respectively. Net operating loss carryforwards will begin to expire in 2017 and 2007 for federal and California purposes, respectively. As part of the process of preparing our consolidated financial statements, we are required to estimate our income taxes in each of the jurisdictions in which we operate. This process involves estimating our actual current tax exposure, including assessing the risks associated with tax audits, and assessing temporary differences resulting from different treatment of items for tax and accounting purposes. The ability to maintain our current effective tax rate is contingent upon existing tax laws in both the United States and the respective countries in which our international subsidiaries are located, and the availability of our net operating loss and tax credit carryforwards.

We believe we have had multiple ownership changes as defined under Section 382 of the Internal Revenue Code and we are currently analyzing these ownership changes to determine the limitations on our ability to utilize our net operating loss and tax credit carryforwards under Sections 382 and 383 of the Internal Revenue Code in future periods due to significant stock transactions in previous years, which may limit the future realization of our net operating losses and tax credits. Based on estimates prepared to date, we believe the provisions of Section 382 could result in the forfeiture of up to $72 million of net operating losses for U.S. federal income tax purposes. We believe there could also be an impact on our ability to utilize California net operating loss carryforwards as well. As our analysis is incomplete, these estimates are uncertain.

As of June 30, 2006, we had research and development tax credit carryforwards of approximately $2.5 million and $2.8 million, which can be used to reduce future federal and California income taxes, respectively. Federal research and development tax credit carryforwards will expire beginning in fiscal 2012 through 2026. California research and development tax credits will carry forward indefinitely. In addition, a portion of the federal research tax credit carryforwards may be subject to forfeiture due to Section 383 limitations. We are in the process of determining the impact of Section 383 on the tax credit carryforwards. As our analysis is incomplete, these estimates are uncertain.

Recent Accounting Pronouncements

In May 2005, the Financial Accounting Standards Board, or FASB, issued SFAS No. 154, Accounting Changes and Error Corrections (“SFAS 154”) that replaces Accounting Principals Board Opinions No. 20 Accounting

Changes and SFAS No. 3, Reporting Accounting Changes in Interim Financial Statements — An Amendment of APB Opinion No 28. SFAS 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. It establishes retrospective application, or the latest practicable date, as the required method for reporting a change in accounting principle and the reporting of a correction of an error. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005.

In June 2006, the FASB issued FIN No. 48, Accounting for Uncertainty in Income Taxes (“FIN 48”). FIN 48 applies to all tax positions within the scope of FASB Statement No. 109, applies a “more likely than not” threshold for tax benefit recognition, identifies a defined methodology for measuring benefits and increases the disclosure requirements for companies. FIN 48 is mandatory for years beginning after December 15, 2006. We are currently in the process of evaluating the effects of this new accounting standard.

In September 2006, the SEC issued Staff Accounting Bulletin (“SAB”) No. 108 regarding the process of quantifying financial statement misstatements. SAB No. 108 states that registrants should use both a balance sheet approach and an income statement approach when quantifying and evaluating materiality of a misstatement. The interpretations in SAB No. 108 contain guidance on correcting errors under the dual approach as well as provide transition guidance for correcting errors. This interpretation does not change the requirements within SFAS No. 154 for the correction of an error in financial statements. SAB No. 108 is effective for annual financial statements covering the first fiscal year ending after November 15, 2006. We will be required to adopt this interpretation in fiscal year 2007.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (“SFAS No. 157”). This Statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. This statement applies under other accounting pronouncements that require or permit fair value measurements, the FASB having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, this Statement does not require any new fair value measurements. This statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. We do not expect the adoption of SFAS No. 157 in fiscal year 2009 to have a material impact on our results of operations or financial position.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities (“SFAS 159”). SFAS 159 permits entities to choose, at specified election dates, to measure eligible items at fair value (or “fair value option”) and to report in earnings unrealized gains and losses on those items for which the fair value option has been elected. SFAS 159 also requires entities to display the fair value of those assets and liabilities on the face of the balance sheet. SFAS 159 establishes presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. SFAS 159 is effective for us as of the first quarter of 2009. We are currently evaluating the impact of this pronouncement on our financial statements.

Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Risk

As of March 31, 2007, we had cash and cash equivalents of $16.8 million, which consisted of highly liquid money market instruments with original maturities of three months or less. Because of the short-term nature of these instruments, a sudden change in market interest rates would not be expected to have a material effect on our financial condition or results of operations.

Foreign Currency Risk

As we expand, we expect that many of our international enterprise customers will be invoiced in foreign currencies and our international sales and marketing operations will incur expenses that are denominated in foreign currencies. These revenues and expenses could be materially affected by currency fluctuations. Changes in currency exchange rates could adversely affect our consolidated results of operations or financial position. Additionally, our international sales and marketing operations maintain cash balances denominated in foreign currencies. As a result, we could incur unanticipated translation gains and losses. To date, the foreign currency effect on our cash and cash equivalents has been immaterial and we have not hedged our exposure to changes in foreign currency exchange rates.

BUSINESS

Overview

We are a leading provider of Internet Protocol, or IP, telecommunications systems for enterprises. Our systems are based on our distributed software architecture and switch-based hardware platform which enable multi-site enterprises to be served by a single telecommunications system. Our systems enable a single point of management, easy installation and a high degree of scalability and reliability, and provide end users with a consistent, full suite of features across the enterprise, regardless of location. As a result, we believe our systems enable enhanced end user productivity and provide lower total cost of ownership and higher customer satisfaction than alternative systems.

Our solution is comprised of ShoreGear switches, ShorePhone IP phones and ShoreWare software applications. We provide our systems to enterprises across all industries, including to small, medium and large companies and public institutions. Our enterprise customers include multi-site Fortune 500 companies with tens of thousands of employees. As of March 31, 2007, we had sold our IP telecommunications systems to more than 4,500 enterprise customers, including CNET Networks, Robert Half International and the City of Oakland, California. We sell our systems through our extensive network of more than 400 channel partners.

We have achieved broad industry recognition for our technology and high customer satisfaction. Our enterprise IP telecommunications systems received PC Magazine’s Best of the Year 2005 Editors’ Choice designation. For the last four years, IT executives surveyed by Nemertes Research, an independent research firm, have rated ShoreTel highest in customer satisfaction among leading enterprise telecommunications systems providers.

Industry Background

Enterprises have historically operated separate networks for voice and data communications which resulted in significant complexity and high cost. Multi-site enterprises typically operated separate telecommunications systems at each of their sites that often were difficult to install and manage. These systems also required significant additional investments to scale and did not enable delivery of a uniform set of features and functions across all sites. Enterprises are increasingly migrating to a single IP network for both voice and data communications to reduce costs and network complexity and increase end user productivity. This migration has created a significant market opportunity for enterprise IP telecommunications systems providers. Gartner, Inc., an independent research firm, estimates that worldwide enterprise telephony systems equipment end user revenue was $17.2 billion in 2006, including legacy TDM PBX/KTS equipment, IP-enabled PBX equipment and IP-PBX equipment. According to Gartner, the IP-PBX market was estimated to have been $3.9 billion in 2006 and is expected to grow to $7.9 billion by 2010, which represents a 19.1% compound annual growth rate. We refer to the TDM PBX/KTS equipment as “TDM systems,” IP-enabled PBX equipment as “hybrid systems,” and IP-PBX equipment as “IP systems.”

Multi-site enterprises typically have deployed one of three primary types of telecommunications systems: TDM systems, hybrid systems or IP systems, which include server-centric and switch-based systems. These systems are comprised of multiple phones that are independently connected to a switch within the enterprise, called the private branch exchange, or PBX. This switch aggregates the calls from these phones and transports them across the telecommunications network. In evaluating telecommunications systems, enterprises consider several factors, including: cost, scalability, reliability, ease of use, functionality, ease of management and installation and ability to integrate with existing applications.

Challenges of TDM-based enterprise telecommunications systems

Developed in the 1980’s, TDM systems require a dedicated voice network that consists of circuits and phones, as well as a separate PBX switch for each office site, which results in a series of standalone telecommunications systems within a single enterprise. These multiple independent systems are connected by private, dedicated lines. Although enterprises can scale their TDM systems by adding switches, the associated installation and integration costs and on-going management and maintenance costs are usually significant. Enterprises deploying TDM systems typically also incur other telecommunications services expenses, such as costs associated with dedicated circuits and service charges. As a result of these characteristics, TDM systems are complicated and costly to install, upgrade, scale, manage and maintain. In addition, because these systems operate on dedicated voice networks, independent of the data network, an enterprise cannot integrate its voice applications, such as voicemail, fax, end user presence and outbound call initiation and handling, with software that operates on its data network, such as customer relationship management applications.

Challenges of hybrid enterprise telecommunications systems

In an effort to address some of the limitations of TDM systems and to extend the life of their existing telecommunications infrastructure, some enterprises implement hybrid systems. A hybrid system is a modification of a TDM system that supports IP phones and enables voice signals to be sent as IP packets over data networks, such as local area networks, or LANs, and wide area networks, or WANs, instead of dedicated TDM lines. Although hybrid system technology enables enterprises to migrate some of their existing TDM infrastructure to an IP-based system, all switching is still accomplished with the TDM infrastructure. Thus, a hybrid system suffers from some of the same disadvantages of a TDM system. In addition, hybrid systems require enterprises to maintain two telecommunications systems, further increasing management complexity and cost and leading to inconsistent features for end users across the enterprise. Accordingly, we believe increased operating costs associated with maintaining two networks typically outweigh the short-term capital savings realized from implementing a hybrid system. In order to achieve the full benefits of a converged voice and data network, enterprises will ultimately need to implement an all-IP telecommunications system.

Challenges of server-centric enterprise IP telecommunications systems

Server-centric IP systems seek to address the limitations of TDM and hybrid systems by allowing enterprises to combine their voice and data networks into a single IP network. Some vendors offer server-centric enterprise IP telecommunications systems that rely on servers and routers with IP telecommunications modules for call management and applications. These systems typically have a centralized software architecture and require system management to be performed on a site-by-site basis. Although the management and control of these systems can be carried out from a single computer, management often must be performed on an application-by-application basis. In addition, these systems also run on operating systems that were not optimized for real-time voice processing which can result in lower reliability and decreased performance. Most applications require a dedicated server to run on these systems, increasing the cost and complexity of adding applications to the existing network. In addition, server-centric IP systems can be costly to scale because significant additional equipment is often required to accommodate growth while maintaining adequate redundancy. Server-centric IP systems also tend to be less reliable because they require mechanical disk drives to be available for placing and receiving calls. Further, to achieve higher reliability, server-centric IP systems typically maintain a backup server for each primary server, which increases the cost and complexity of the enterprise’s entire telecommunications system.

The Opportunity

Because of the limitations of TDM, hybrid and server-centric IP systems, we believe enterprises need an IP-based telecommunications system that provides management of the entire system using a single software application from any computer, is easy to install and use, provides scalability and reliability, provides end users with a consistent, full suite of features across the enterprise, regardless of location, and has a low total cost of ownership.

Our Solution

We provide switch-based IP telecommunications systems for enterprises that address the limitations of TDM, hybrid and server-centric IP systems. Our systems consist of our ShoreGear switches, ShorePhone IP phones and ShoreWare software applications, all based on our proprietary distributed software architecture and switch-based hardware platform. In contrast to server-centric IP systems, our switch-based hardware platform uses flash memory and an embedded operating system, which minimizes the use of expensive servers. As such, our solution is designed to provide a more reliable, secure and scalable system. Our proprietary software applications are distributed across each site of an enterprise, providing end users with a consistent, full suite of features across the enterprise, regardless of location. Our Personal Call Manager and other desktop applications are easy to use and enable improved end user productivity. Our browser-based system management provides enterprises with a single point of management, enabling IT administrators to view and manage the entire telecommunications system of the enterprise using a single application at any location. Through our distributed software architecture and innovative switch design, we believe our system provides scalability and reliability, a single point of management, is easy to install and use and provides end users with a consistent, full suite of features across the enterprise, regardless of location, all for a low total cost of ownership.

Benefits of our distributed software architecture and switch-based hardware platform

As a result of our distributed software architecture and switch-based hardware platform, we provide enterprise customers with a number of key benefits, including:

Ease of use.  We provide a wide range of innovative, high performance phones that we combine with our feature-rich desktop software application, Personal Call Manager. Personal Call Manager allows end users to control their phones from their PCs, regardless of their location and integrates with enterprise software applications, such as Microsoft Outlook and salesforce.com. With the click of a mouse, the end user can make phone calls from contact lists, convene and manage participation in conference calls, listen to voicemail and check the availability of others on the network.

Ease of installation and management.  Our systems are easy to install as a result of our proprietary installation software, which automatically recognizes and configures the elements of our solution as they are added to the systems. Our systems also feature a single point of management with a simple, intuitive interface that allows IT managers to modify their systems from anywhere through a web browser, which reduces administrative complexity, resulting in reduced IT management costs for enterprises. As a result of our architecture, we believe our systems are also easier to install and manage because they require fewer hardware elements than alternative systems.

Scalability.  We believe our distributed software architecture and the modular design of our system hardware allow enterprises to incrementally scale our systems more cost-effectively than alternative systems, which can require replacement of substantial amounts of system equipment to increase capacity. In contrast, all of the investment an enterprise customer makes in our systems will continue to operate as their implementation of our systems expand to support their growth. Our systems are designed to seamlessly support more than 10,000 lines and enterprises may scale beyond that size by adding additional ShoreTel systems. As a result, our systems can cost-effectively scale to support enterprises of all sizes.

Reliability.  Our switches are designed to be highly reliable and operate independently. Each switch in the system is capable of independently establishing and terminating calls without relying on a centralized call control server, as is the case with alternative systems. As a result, enterprise telecommunications based on our systems can survive a variety of LAN, WAN and hardware failures using our systems. For increased reliability, a single additional switch can be added cost-effectively to the site to create “n+1” redundancy, rather than requiring a dedicated back-up switch for each primary switch to improve reliability as needed by alternative systems.

Low total cost of ownership.  Our systems allow enterprise customers to lower the overall capital expenditures and on-going operating expenses typically associated with the deployment and management of enterprise telecommunications systems. In particular, the scalable nature and the lack of multiple redundant units required in our systems can significantly reduce investments in equipment. Although the initial capital expenditure associated with the implementation of our systems may be greater than those required to extend a TDM system to a hybrid system, we believe that the total expenditures required to deploy, maintain and upgrade ShoreTel systems result in significantly lower total cost of ownership over time. We also believe enterprises that use our systems incur lower operating, maintenance and upgrade costs than those that use competing systems.

We believe that as a result of these key benefits and our superior customer service, we maintain the industry’s highest level of customer satisfaction. According to Nemertes Research, for the last four years, we have delivered the highest level of customer satisfaction of any leading IP-based telecommunications vendor rated in its enterprise benchmarks across all surveyed criteria, including value, technology, value-added reseller expertise, customer service, solution experience, product features, installation/troubleshooting and performance.

Our Strategy

Our goal is to become the leading provider of IP telecommunications systems for enterprises. Key elements of our strategy include:

Extend our technology advantage.  We believe that our distributed software architecture and switch-based hardware platform provide us with a key competitive advantage. To further differentiate our systems, we intend to continue our research and development activities to enhance the functionality of our systems, feature set and end user experience. We also intend to develop new and expand existing relationships with technology partners to provide additional system applications, such as multi-media capabilities. We also intend to continue to develop additional applications for our systems and expand the interoperability of our systems with additional enterprise applications.

Grow our distribution network.  We intend to increase our market penetration and extend our geographic reach by expanding our business with existing channel partners and by adding channel partners that serve specific target markets. We are focused on expanding relationships with channel partners that will enable us to increase adoption of our systems by large enterprises. We also intend to further develop our relationships with channel partners that operate in strategic international markets. We believe international markets represent a significant growth opportunity, since those markets are expected to increasingly adopt IP telecommunications systems.

Maintain focus on customer satisfaction.  We believe that satisfied enterprise customers are likely to purchase more of our products and to serve as advocates for our systems. We intend to continue to work closely with enterprise customers to gain valuable knowledge about their existing and future product requirements to help us develop new products and product enhancements that address their evolving requirements. We also intend to actively measure, and develop programs to continue to enhance, customer satisfaction.

Increase our brand awareness.  We believe that increased visibility and awareness of the ShoreTel brand will enhance our ability to participate in enterprise customer evaluations of telecommunications systems, and will enable us to continue growing our enterprise customer base. We intend to increase our sales and marketing activities with both channel partners and enterprise customers through targeted marketing programs, such as participation in seminars, trade shows and conferences, and advertising and public relations initiatives.

Increase penetration of our installed base.  We plan to leverage our installed enterprise customer base to increase future sales. Since many organizations initially deploy our systems at a single location, we believe we can drive further penetration of our systems at multiple locations within these enterprises. By increasing our penetration, we believe we can continue to realize increased operating efficiencies while driving a wider adoption of our systems.

Products

We provide a switch-based IP telecommunications system for enterprises. Our systems are based on our distributed software architecture and switch-based hardware platform that enable a single telecommunications system to serve multi-site enterprises. This architecture provides high network reliability and allows for a single point of management and administration of a system across all sites of a multi-site enterprise. System administrators can make changes anywhere throughout the system through a web browser interface that presents a user-friendly view of the system’s configuration. Our architecture also provides end users with a consistent and full set of features across an enterprise, regardless of location.

We introduced our first suite of products in 1998 and have continued to add features and functionality throughout our history. Our solution is comprised of ShoreGear switches, ShorePhone IP phones and ShoreWare software applications. As new software versions of our solution have been released, existing enterprise customers have been able to upgrade their switches, phones and applications, allowing them to preserve their ShoreTel investment.

ShoreGear switches.  Our switches provide call management functionality, and each switch in the system is capable of independently establishing and terminating calls without relying on a centralized call control server. As a result, enterprise telecommunications can survive a variety of LAN, WAN and hardware failures. The high reliability of our switches is enhanced by two key design features: the use of flash memory in lieu of disk drives and running an embedded operating system optimized for real-time processing, such as call management. Unlike disk drives, flash memory does not rely on mechanical movement, and therefore is less likely to break down and cause our systems to fail. Furthermore, our embedded operating system enables a higher performing and more reliable software platform relative to server-centric IP systems because it is optimized for real-time processing. The reliability of each site within the system can be further improved by adding a single additional switch to that site to create “n+1” redundancy, rather than requiring a dedicated back-up switch for each primary switch to improve reliability as needed by alternative systems. In addition, our switches connect to the public telephone network via one of several interfaces, including T1 and E1 interfaces for high-density connectivity to the public telephone network. We offer nine switches of varying sizes to meet the needs of enterprises of all sizes. The modular nature of our switches allows our enterprise customers to easily expand their system capacity by deploying additional switches across their network.

ShorePhone IP phones.  We offer a range of innovative, high performance phones to meet the needs of the different types of end users across the enterprise. Our phones are designed to provide a superior combination of ergonomics, sound quality and appearance. We offer five phones that vary by size, display features and line capacity. ShorePhone IP phones are designed to function without any configuration, simplifying installation. Our systems also support Wi-Fi phones for mobile workers. Our range of IP phones include the following models, which are offered in silver and black:

ShoreWare software applications.  Our ShoreWare software features a number of applications that facilitate the end user experience and enterprise system management. In addition, we offer additional business applications that integrate with core business processes to provide improved functionality and enhanced end user productivity. An industry standard server is used to support these applications, as opposed to the call management functions of our systems, which run entirely on ShoreGear switches. Our ShoreWare software consists of our proprietary software as well as third-party applications and includes:

•	ShoreWare desktop applications. ShoreWare desktop applications for end users include the following primary offerings: Personal Call Manager, Unified Messaging, Office Anywhere, Automated Attendant and a softphone.

•	Personal Call Manager. Personal Call Manager is an application that allows end users to manage their voice communications from their desktops. With the click of a mouse, end users can initiate, manage, terminate, and receive calls, convene and manage conference calls, and see the availability of others on the network. This functionality is enhanced by the integration of our Personal Call Manager application with Microsoft Outlook, which allows the end user to initiate calls from a contact list.

•	Unified Messaging. Unified Messaging integrates our voicemail application with Microsoft Outlook. This enables end users to receive, send, be notified of and play voice mail messages through their Microsoft Outlook email.

•	Office Anywhere. Office Anywhere enables end users outside the office to manage calls with Personal Call Manager and to enjoy the same call handling productivity benefits as their office-based colleagues. Communications directed to the end user’s office phone are forwarded to the end user’s location, and the end user’s outbound calls appear to the called party as if they originated in the end user’s office. Using Office Anywhere, end users have the same call management and unified messaging features and functionality at remote locations as they have in their offices.

•	Softphone. ShoreTel’s softphone application allows an end user to turn a PC into an IP phone by simply connecting a headset to the PC and activating the application.

•	Automated Attendant. Automated Attendant provides end users with a 24-hour automated call answering and routing capability that enables the enterprise to direct callers to appropriate individuals, workgroups or messages.

•	Workgroup. Workgroup is an entry-level contact center application that provides real-time handling of incoming calls to enterprises, with call routing, queuing and reporting tools.

•	ShoreWare system management. Our browser-based system management applications consist of ShoreWare Director and ShoreWare System Monitor.

•	ShoreWare Director. ShoreWare Director provides enterprises with a single point of system management, enabling IT administrators to view and manage the entire telecommunications system of the enterprise from any location using a single application. A new end user’s extension, mailbox and automated attendant profile can be added from a single management screen, avoiding the additional work required with most PBXs, voice mail systems and automated attendants.

•	ShoreWare System Monitor. ShoreWare System Monitor is an IP voice management tool that is designed to continuously measure the performance of every link in the network, enabling an enterprise to identify and address voice quality issues.

•	Additional business applications. We offer other business applications, such as ShoreTel Contact Center, ShoreTel Converged Conferencing and salesforce.com integration. ShoreTel Contact Center allows enterprises to efficiently manage significant inbound or outbound call activities. ShoreTel Converged Conferencing enables enterprises to conduct large audio conferences and provides collaboration tools for application sharing, desktop sharing, instant messaging and end user availability information. Our salesforce.com integration application is designed to improve the productivity of end users that use salesforce.com by seamlessly integrating voice communications capabilities into their data driven workflow.

ShoreTel Global Services

We complement our product offerings with a broad range of services that help us maintain and expand our relationships with enterprise customers and channel partners and, in the case of post-contractual support, provide us with recurring revenue. Typically, our channel partners provide many of these services, although we provide back up and escalation support as needed, or if requested by the enterprise customer, we provide these services directly.

The ShoreTel Global Services include post-contractual support, training, system design and installation, and professional services.

•	Post-contractual support services include web-based access support services and tools, access to technical support engineers, hardware replacement and software updates. These services are typically offered under support contracts with terms of up to five years.

•	Training services include certification programs for channel partners, training programs at enterprise customer or channel partner locations and self-paced, desktop training programs.

•	System design and installation services include the assessment of the telecommunications requirements of a particular enterprise, the configuration of a system to maximize its efficiency, the management of the installation, and the subsequent testing and implementation of our systems.

•	Professional services include software development to improve system performance, enable integration of our systems with third party applications or legacy systems, streamline business processes and address enterprise customer-specific business opportunities.

Technology

Our systems are based on a combination of our proprietary software, industry-standard interfaces and protocols, and customized and off-the-shelf hardware components. We have developed proprietary technologies that are critical to the operation of the servers and ShoreGear switches within our systems and provide our systems with the properties that distinguish them from alternative IP systems.

The key elements of our distributed software architecture are:

•	software that enables calling between switches and allows calls to be distributed among switches instead of using a single centralized switch;

•	software that enables ShoreGear switches to obtain call routing information;

•	software that monitors the bandwidth consumed on each WAN segment and prevents the system from exceeding bandwidth limitations;

•	software that monitors all call activity on ShoreGear switches, and enables integration of ShoreTel and third-party applications;

•	software that coordinates the functions of all servers on the system, allowing them to perform as a single, virtual server;

•	software that enables remote ShoreTel and third-party applications to access and modify our systems;

•	software that enables the switch to communicate with the application server, and receive system configuration information;

•	software that allows each switch to maintain a comprehensive view of the system; and

•	software that provides a graphical user interface for our phones.

Our switch-based software also uses industry-standard Media Gateway Control Protocol, or MGCP, and Session Initiation Protocol, or SIP, for setting up calls.

ShoreGear switches are comprised of off-the-shelf, embedded microprocessors and networking components, such as Ethernet controllers, and customized integrated circuits. These switches run on Wind River VxWorks, a widely-used embedded operating system, and use random access memory and flash memory and our switch call management software for application processing. ShorePhone IP phones are comprised of enterprise IP phone chips manufactured by Broadcom Corporation and customized LCD displays, microphones and speaker circuitry.

Enterprise Customers

Our enterprise customers include small, medium and large companies and public institutions in a wide range of vertical markets, including the financial services, government, education, health care, manufacturing, non-profit organization, professional services and technology industries. As of March 31, 2007, we had sold our IP tele-communications systems to more than 4,500 enterprise customers, including CNET Networks, Robert Half International and the City of Oakland, California. Our broad enterprise customer base reflects our historical strength in the small and medium-sized business and public institution sectors.

We believe that maintaining the highest possible levels of customer satisfaction is critical to our ability to retain existing and gain new enterprise customers. We believe that satisfied enterprise customers will purchase more of our products and serve as advocates for our systems, and we work closely with them as they deploy and use our systems. We follow every implementation with a formal review with the enterprise customer that involves contacts with our internal staff and third-party technical personnel, and take prompt action to resolve any issues that might have been identified. We also have frequent follow-up contacts with our enterprise customers to promptly resolve issues and to ensure that they are fully satisfied with their system. We also survey enterprise customers that use technical support services to ensure that high-quality support services are being provided. Through this process, we gain valuable insights into the existing and future requirements of our enterprise customers’ activities and this helps us develop product enhancements that address the evolving requirements of enterprises.

Additionally, to promote high-quality support throughout our services organization, we measure key performance indicators and operational metrics of our services organization, including call answer times, call abandon rates, customer satisfaction with technical support, time to issue resolution, call interaction quality, as well as customer satisfaction with system implementation, training services and technical support, and use the results to direct the management of our services organization.

We also monitor our enterprise customers’ satisfaction with our channel partners by surveying our enterprise customers after the system is installed. We actively encourage our channel partners to maintain and improve our enterprise customers’ levels of satisfaction. We also monitor our channel partners’ satisfaction with ShoreTel, as their satisfaction with and advocacy of ShoreTel is also very important to our success.

Sales and Marketing

We sell our products and services primarily through an extensive network of channel partners. As of March 31, 2007, we had more than 400 channel partners in our network. These channel partners range in size from single-site, regional firms with specialized products and services to multi-national firms that provide a full range of IT products and services. Our channel partners market and sell our products into both the large enterprise and small-to-medium enterprise markets. We maintain a sales organization that recruits, qualifies and trains new channel partners, participates in sales presentations to potential enterprise customers and assesses customer feedback to assist in developing product roadmaps. As part of our increased focus on sales to large accounts, we have also implemented a major accounts program whereby senior sales executives assist our channel partners in selling to and providing support for large enterprise customer accounts. No single channel partner accounted for 10% or more of our total revenue in fiscal 2006 or the nine-month period ended March 31, 2007. As of March 31, 2007, we had 87 personnel in sales and marketing activities.

We believe our channel partner network allows us to effectively sell our systems without the need to build large dedicated in-house sales and service capabilities. We continue to work with existing channel partners to expand their sales of our systems and to recruit new channel partners with a focus on increasing market coverage.

Our internal marketing team focuses on increasing brand awareness, communicating product advantages and generating qualified leads for our sales force and channel partners. In addition to providing marketing materials, we communicate product and service offerings through our installed base and news letters, direct mail campaigns, web postings, press releases and web-based training.

Research and Development

We believe that our ability to enhance our current products, develop and introduce new products on a timely basis, maintain technological competitiveness and meet enterprise customer requirements is essential to our success. To this end, we have assembled a team of engineers with expertise in various fields, including voice and IP communications, telecommunications network design, data networking and software engineering. Our principal research and development activities are conducted in Sunnyvale, California. We have invested significant time and financial resources into the development of our architecture, including our switches and related software. We intend to continue to expand our product offerings, improve the features available on our products and integrate our systems with third-party enterprise applications. As of March 31, 2007, we had a total of 81 personnel in research and development and related technical service and support functions. Research and development expenses were $5.5 million, $7.0 million, $9.7 million and $11.5 million in fiscal 2004, 2005 and 2006 and the nine-month period ended March 31, 2007, respectively.

Manufacturing and Suppliers

We outsource the manufacturing of our hardware products. This outsourcing allows us to:

•	avoid costly capital expenditures for the establishment of manufacturing operations;

•	focus on the design, development, sales and support of our hardware products; and

•	leverage the scale, expertise and purchasing power of specialized contract manufacturers.

Currently, we have arrangements for the production of our switches with Jabil Circuit, Inc., a contract manufacturer in California, and we have arrangements for the production of our phones with Giant Electronics Ltd., a contract manufacturer located in China. Our contract manufacturers provide us with a range of operational and manufacturing services, including component procurement and performing final testing and assembly of our products. We depend on our contract manufacturers to procure components and to maintain adequate manufacturing capacity. We typically fulfill product orders out of our Sunnyvale, California offices.

We regularly provide forecasts for orders, and we order products from our contract manufacturers based on our projected sales levels. However, enterprise customers may generally cancel or reschedule orders without penalty, and delivery schedules requested by enterprise customers in these orders frequently vary based upon each enterprise customer’s particular needs.

We also rely on sole or limited numbers of suppliers for several key components utilized in the assembly of our products. For example, our contract manufacturers purchase semiconductors that are essential to the production of our phones from a single source supplier, and we have not identified any alternative suppliers for these components. This reliance is amplified by the fact that we and our contract manufacturers maintain relatively low inventories and acquire components only as needed. As a result, our ability to respond to enterprise customer orders efficiently may be constrained by the then-current availability or terms and pricing of these components. We cannot assure you that we will be able to obtain a sufficient quantity of these components in a timely manner to meet the demands of our enterprise customers or that prices of these components will not increase. These delays or any disruption of the supply of these components could also materially and adversely affect our operating results.

Competition

The market for enterprise IP telecommunications systems is quickly evolving, highly competitive and subject to rapid technological change. As a result of the convergence of voice and data networking technologies that characterize IP enterprise telecommunications systems, we compete with providers of enterprise voice communications systems, such as:

•	Providers of IP systems, including 3Com and Cisco Systems; and

•	Providers of hybrid systems, including Alcatel-Lucent, Avaya, Inter-Tel, Mitel Networks (which recently announced plans to acquire Inter-Tel) and Nortel Networks.

In addition, because the market for our products is subject to rapid technological change, as the market evolves we may face competition in the future from companies that do not currently compete in the enterprise communications market, including companies that currently compete in other sectors of the information technology, communications and software industries or communications companies that serve residential rather than enterprise customers. In particular, as more enterprises converge their voice and data networks, the business information technology and communication applications deployed on converged networks become more integrated. We may face increased competition from current leaders in information technology infrastructure, information technology, personal and business applications and the software that connects the network infrastructure to those applications, such as Microsoft. We could also face competition from new market entrants, whether from new ventures or from established companies moving into the market. Competition from these and other potential market entrants may take many forms, including offering products and applications similar to those we offer as part of a larger, bundled offering. In addition, technological developments and consolidation within the communications industry result in frequent changes to our group of competitors. Many of our current and potential competitors are substantially larger than we are and have significantly greater financial, sales, marketing, distribution, technical, manufacturing and other resources.

We believe that we compete favorably with regard to the principal competitive factors applicable to our products, which include:

•	price of products and services and total cost of ownership;

•	system reliability;

•	voice quality and product features;

•	ease of administration and installation, including system scalability;

•	customer service and technical support;

•	relationships with buyers and decision makers and brand recognition;

•	an installed base of similar or related products;

•	the ability to integrate various products into an enterprise customer’s existing networks, including the ability of a provider’s products to interoperate with other providers’ communications products; and

•	size and financial stability of our operations compared to those of our competitors.

For more information concerning competition, please see “Risks Related To Our Business — The market in which we operate is intensely competitive, and many of our competitors are larger, more established and better capitalized than we are” and “— As voice and data networks converge, we are likely to face increased competition from companies in the information technology, personal and business applications and software industries.”

Intellectual Property

Our success as a company depends upon our ability to protect our core technology and intellectual property. To accomplish this, we rely on a combination of intellectual property rights, including patents, trade secrets, copyrights and trademarks, as well as customary contractual protections.

We have three patents issued in the United States, which expire in 2019, 2023 and 2023, and have eleven patent applications in the United States. We also have one foreign patent application relating to one of our U.S. patents. We intend to file other counterparts for these patents and patent applications in foreign jurisdictions around the world.

ShoreTel, our logo, ShorePhone, ShoreGear and ShoreWare are registered trademarks of ShoreTel.

The steps we have taken to protect our intellectual property rights may not be adequate. Third parties may infringe or misappropriate our intellectual property rights and may challenge our issued patents. In addition, other parties may independently develop similar or competing technologies designed around any patents that are or may be issued to us. We intend to enforce our intellectual property rights vigorously, and from time to time, we may initiate claims against third parties that we believe are infringing on our intellectual property rights if we are unable to resolve matters satisfactorily through negotiation. If we fail to protect our proprietary rights adequately, our competitors could offer similar products, potentially significantly harming our competitive position and decreasing our revenue.

Employees

As of March 31, 2007, we had 250 employees in North America, Europe and Australia, of which 87 were in sales and marketing, 81 were in engineering, 44 were in Global Support Services, 24 were in general and administrative functions and 14 were in operations. None of our employees are represented by labor unions, and we consider current employee relations to be good.

Facilities

Our headquarters is located in Sunnyvale, California in a 63,781 square foot facility that we lease through October 2009. We also maintain leased sales offices in Europe and Australia.

We do not maintain a dedicated warehouse facility for our inventory, rather we rent space as needed at a third-party warehouse. In May 2007, we entered into a lease for a shipping and receiving facility with warehouse capacity. After we occupy this facility in July 2007, our inventory is expected to be kept at our facility and at the third party facility.

We believe that our current facilities are suitable and adequate to meet our current needs, and we intend to add new facilities or expand existing facilities as we add employees. We believe that suitable additional or substitute space will be available on commercially reasonable terms as needed to accommodate our operations.

Legal Proceedings

We are not a party to any legal proceedings. We could become involved in litigation from time to time relating to claims arising out of our ordinary course of business or otherwise.

MANAGEMENT

Executive Officers and Directors

The following table sets forth information about our executive officers and directors as of May 31, 2007:

Name	Age	Position

John W. Combs	59	Chairman, President and Chief Executive Officer
Edwin J. Basart	58	Founder, Chief Technology Officer and Director
John Finegan	57	Vice President, Finance
Michael E. Healy	45	Chief Financial Officer
Pedro E. Rump	51	Vice President, Engineering and Operations
Stephen G. Timmerman	48	Vice President, Marketing
Joseph A. Vitalone	45	Vice President, Sales
Walter Weisner	51	Vice President, Global Support Services
Mark F. Bregman(3)	49	Director
Gary J. Daichendt(2)(3)	55	Director
Kenneth D. Denman(1)(2)	48	Director
Charles D. Kissner*(1)(3)	59	Director
Thomas van Overbeek(2)	57	Director
Edward F. Thompson(1)	68	Director

*	Lead independent director.

(1)	Member of our audit committee.

(2)	Member of our compensation committee.

(3)	Member of our corporate governance and nominating committee.

John W. Combs has served as our President and Chief Executive Officer and as a director since July 2004 and as our Chairman since February 2007. From July 2002 to May 2004, Mr. Combs served as Chairman and Chief Executive Officer of Littlefeet Inc., a wireless infrastructure supplier. From September 1999 to July 2002, Mr. Combs served as Chief Executive Officer of InternetConnect Inc., a broadband networking solutions provider. Mr. Combs has also held senior management positions at Nextel Communications, Inc., a wireless digital communications system provider, L.A. Cellular, a wireless network operator, Mitel Inc., a manufacturer of private branch exchanges and Fujitsu Business Communication Systems, Inc., a provider of telecommunications products. Mr. Combs holds a B.S. in engineering from California Polytechnic State University, San Luis Obispo.

Edwin J. Basart co-founded ShoreTel in 1996 and has served as our Chief Technology Officer and as a director since inception. Prior to co-founding ShoreTel, Mr. Basart co-founded Network Computing Devices, Inc., a provider of thin client computing hardware and software, where he served as Vice President of Engineering, and Ridge Computers, Inc. where he served as Vice President of Software. Mr. Basart began his career as a software engineer at Hewlett Packard. Mr. Basart holds a B.S. in English from Iowa State University and an M.S. in electrical engineering from Stanford University.

John Finegan has served as our Vice President of Finance since May 2007. From April 2003 to May 2007, Mr. Finegan served as our Chief Financial Officer. From July 1989 to March 2003, Mr. Finegan served as Chief Financial Officer of ActionPoint, Inc. (previously named Cornerstone Imaging, Inc.), an enterprise software company that later merged with Captiva Software Corporation. Prior to joining Cornerstone Imaging, Mr. Finegan served as Vice President of Finance and Administration of Faraday Electronics Inc., a fabless semiconductor company, and held senior management positions at ECS Microsystems Inc., a computer terminal company and Beckman Instruments Inc., a scientific instruments company. Mr. Finegan holds a B.S. in engineering from Tufts University and an M.B.A. from the University of Massachusetts.

Michael E. Healy has served as our Chief Financial Officer since May 2007. From February 2004 to May 2007, he served as Chief Financial Officer and Senior Vice President of Finance of Genesis Microchip Inc., a supplier of display image processors. From November 2002 to February 2004, Mr. Healy served as Chief Financial Officer of Jamcracker, Inc., a software and application service provider. From September 1997 to June 2002, Mr. Healy held senior level finance positions at Exodus Communications, Inc., an Internet infrastructure outsourcing services provider (Exodus Communications sold substantially all of its assets in January 2002 and changed its name to EXDS, Inc. in February 2002), including as Senior Vice President of Finance prior to February 2002, and as its Chief Financial Officer and Corporate Treasurer from February 2002 to June 2002. From 1987 to 1997, Mr. Healy held various financial management positions at Apple Computer, Inc., and was an auditor at Deloitte & Touche LLP from 1983 to 1987. Mr. Healy holds a B.S. in accounting from Santa Clara University and is a Certified Public Accountant. Mr. Healy is a member of the American Institute of Certified Public Accountants and the California Society of Certified Public Accountants.

Pedro E. Rump has served as our Vice President of Engineering and Operations since January 2006. From July 2004 to January 2006, Mr. Rump served as Vice President of Engineering and Operations at Dust Networks, Inc., a developer of embedded wireless sensor networking products. From January 2004 to July 2004, Mr. Rump served as Vice President of Engineering at Sonim Technologies, Inc., a provider of voice over IP applications. From January 2003 to January 2004, Mr. Rump served as Vice President of Engineering at Littlefeet Inc. From January 2002 to October 2002, Mr. Rump served as Vice President of Inviso, a developer of signal transport and display solutions for television and telecommunications. Mr. Rump holds a B.S. and M.S. in electrical engineering from the Swiss Federal Institute of Technology.

Stephen G. Timmerman has served as our Vice President of Marketing since January 2005. From February 2004 to December 2004, Mr. Timmerman was an independent marketing and business consultant. From February 2003 to January 2004, he served as Vice President for Bermai, Inc., a provider of chipsets for wireless applications. From February 2002 to November 2002, Mr. Timmerman served as Vice President of Marketing for Proxim Wireless Corporation, a developer of broadband wireless networking systems. Prior to joining Proxim, Mr. Timmerman held management positions at Octel Communications Corporation, a supplier of voicemail systems, and at McKinsey & Company, a consulting firm. Mr. Timmerman holds a B.S. in mechanical and aerospace engineering from Princeton University and an M.B.A. from Harvard University.

Joseph A. Vitalone has served as our Vice President of Sales since October 2005. From February 2003 to October 2005, Mr. Vitalone served as Vice President of Worldwide Sales for CoVI Technologies, Inc., a provider of digital surveillance solutions. From June 2001 to July 2003, Mr. Vitalone served as Senior Vice President of Sales for Wire One Communications, Inc., a video conferencing solutions provider. Prior to joining Wire One Communications, Mr. Vitalone served as Vice President of Sales for Polycom, Inc., a provider of broadband communications solutions, and held sales positions at ViaVideo Communications, Inc., a developer of group video communications systems, Mitel, PictureTel Corporation, a video conferencing solutions provider, Siemens A.G., and AT&T Wireless Services, Inc. Mr. Vitalone holds a B.A. in business and public relations from Western Kentucky University.

Walter Weisner has served as our Vice President of Global Support Services since July 2005. From April 2002 to June 2005, Mr. Weisner served as Vice President, Global Support Services for Webex Communications, Inc., a web communications services provider. From October 1999 to March 2002, Mr. Weisner served as Executive Vice President of Operations and Support for InternetConnect. Prior to joining InternetConnect, Mr. Weisner served as Senior Director of Customer Operations and Support for Nextel Communications, Southwest region, and also held positions in product management and product development with Nextel. Mr. Weisner holds a B.A. in business administration from Cleveland State University.

Mark F. Bregman has served as a director of ShoreTel since May 2007. Dr. Bregman has served as Executive Vice President and Chief Technology Officer of Symantec Corporation, an infrastructure software company, since it acquired VERITAS Software Corporation, a provider of software and services to enable storage and backup, in July 2005. Prior to the acquisition of VERITAS Software, Dr. Bregman served as that company’s Executive Vice President, Chief Technology Officer and acting manager of the Application and Service Management Group from September 2004 to July 2005, and as its Executive Vice President, Product Operations from February 2002 to

September 2004. From August 2000 to October 2001, Dr. Bregman served as the Chief Executive Officer of AirMedia, Inc., a wireless Internet company. Prior to joining AirMedia, Dr. Bregman served a 16-year career with International Business Machines Corporation, most recently as general manager of IBM’s RS/6000 and pervasive computing divisions from 1995 to August 2000. Dr. Bregman holds a B.S. in physics from Harvard College and a Ph.D. in physics from Columbia University.

Gary J. Daichendt has served as a director of ShoreTel since April 2007. Mr. Daichendt has been principally occupied as a private investor since June 2005 and has been a managing member of TheoryR Properties LLC, a commercial real estate firm, since October 2002. He served as President and Chief Operating Officer of Nortel Networks Corporation, a supplier of communication equipment, from March 2005 to June 2005. Prior to joining Nortel Networks, from 1994 until his retirement in December 2000, Mr. Daichendt served in a number of positions at Cisco Systems, Inc., a manufacturer of communications and information technology networking products, including most recently as Executive Vice President, Worldwide Operations from August 1998 to December 2000, and as Senior Vice President, Worldwide Operations from September 1996 to August 1998. Mr. Daichendt is a member of the board of directors of NCR Corporation. Mr. Daichendt holds a B.A. in mathematics from Youngstown State University and M.S. in mathematics from The Ohio State University.

Kenneth D. Denman has served as a director of ShoreTel since May 2007. Mr. Denman has served as Chairman of iPass, Inc. a platform-based enterprise mobility services company since January 2003, as director since December 2001 and as President and Chief Executive Officer since October 2001. From January 2000 to March 2001, Mr. Denman served as President and Chief Executive Officer of AuraServ Communications Inc., a managed service provider of broadband voice and data applications that ceased operations in March 2001. From August 1998 to May 2000, Mr. Denman served as Senior Vice President, National Markets Group of MediaOne, Inc., a broadband cable and communications company. From June 1996 to August 1998, Mr. Denman served as Chief Operating Officer, Wireless, at MediaOne International, a broadband and wireless company. Mr. Denman also serves on the board of Openwave Systems, Inc., a provider of open standards software products and services for the telecommunications industry. Mr. Denman holds a B.S. in accounting from Central Washington University and an M.B.A. in finance and international business from the University of Washington.

Charles D. Kissner has served as our lead independent director since April 2007 and as a director of ShoreTel since April 2006. Mr. Kissner is Chairman of Harris Stratex Networks, Inc., formerly Stratex Networks, a provider of wireless transmission systems. He previously served as Chairman of Stratex Networks from July 1995 to January 2007 and as its President and Chief Executive Officer from July 1995 to May 2000 as well as from October 2001 to May 2006. Prior to joining Stratex Networks, Mr. Kissner served as Vice President and General Manager of M/A-Com, Inc., a manufacturer of radio and microwave communications products, as Executive Vice President of Fujitsu Network Switching of America, Inc., a switch manufacturer and as President and Chief Executive Officer of Aristacom International, Inc., a provider of computer/telephony integration solutions. Mr. Kissner also previously held several executive positions at AT&T for over thirteen years. He also serves on the board of directors of SonicWALL, Inc., a provider of Internet security products. Mr. Kissner is a member of the Advisory Board of Santa Clara University’s Leavey School of Business and holds a B.S. in industrial management and engineering from California State Polytechnic University and an M.B.A. from Santa Clara University.

Thomas van Overbeek has served as a director of ShoreTel since February 2002. Mr. van Overbeek served as Chief Executive Officer and President of ShoreTel from February 2002 until he retired in July 2004. He also served as a consultant to ShoreTel from December 2001 to February 2002. Prior to joining ShoreTel, Mr. van Overbeek served as President and Chief Executive Officer of WavTrace Inc., a developer of broadband wireless technology. Prior to joining WavTrace, Mr. van Overbeek served as President and Chief Executive Officer of Cornerstone Imaging.

Edward F. Thompson has served as a director of ShoreTel since January 2006. Mr. Thompson has served as a senior advisor to Fujitsu Limited and as a director of several Fujitsu subsidiaries or portfolio companies since 1995. From 1976 to 1994, Mr. Thompson held a series of management positions with Amdahl Corporation including Chief Financial Officer and Secretary from August 1983 to June 1994, and Chief Executive Officer of Amdahl Capital Corporation from October 1985 to June 1994. Mr. Thompson is a member of the board of directors of Harris Stratex Networks, Inc. (formerly Stratex Networks) and SonicWALL Inc., and also serves as audit committee chair of those companies. He is also a member of the Advisory Board of Santa Clara University’s Leavey School of Business. Mr. Thompson holds a B.S. in aeronautical engineering from the University of Illinois, and an M.B.A. with an emphasis in operations research from Santa Clara University.

There are no family relationships between any of our directors or executive officers.

Board Composition

Our board currently consists of eight members. Each director is elected at a meeting of stockholders and serves until our next annual meeting or until his successor is duly elected and qualified or until his earlier death, resignation or removal. Any vacancy on our board, except for a vacancy created by the removal of a director without cause, shall be filled by a person selected by a majority of the remaining directors then in office, or by a sole remaining director, unless the board of directors determines that the particular vacancy will be filled by the vote of the stockholders. Pursuant to a voting agreement among us and our stockholders, certain of our investors have the right to designate representatives to serve on our board of directors, although none of our current directors is a designee of those stockholders. Upon the completion of this offering, this voting agreement will terminate, and no stockholders will have any contractual rights with us regarding the election of our directors.

Effective upon the completion of this offering, our board of directors will be divided into three classes of directors who will serve in staggered three-year terms, as follows:

•	the Class I directors will be Dr. Bregman and Messrs. Combs and Thompson, and their terms will expire at the annual meeting of stockholders to be held in 2007;

•	the Class II directors will be Messrs. Basart, Denman and van Overbeek, and their terms will expire at the annual meeting of stockholders to be held in 2008; and

•	the Class III directors will be Messrs. Daichendt and Kissner, and their terms will expire at the annual meeting of stockholders to be held in 2009.

Effective upon completion of this offering, our certificate of incorporation will provide that the authorized number of directors may be changed only by resolution of the board of directors. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes with three-year terms so that, as nearly as possible, each class will consist of one-third of the directors. At each annual meeting of stockholders, the successors to directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following election. As a result, only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms. The division of our board of directors into these three classes may delay or prevent a change of our management or a change in control. See “Description of Capital Stock — Anti-takeover Provisions.”

Director Independence

Upon the completion of this offering, our common stock will be listed on the NASDAQ Global Market. The rules of the NASDAQ Stock Market require that a majority of the members of our board of directors be independent within specified periods following the completion of this offering. Our board of directors has adopted the definitions, standards and exceptions to the standards for evaluating director independence provided in the NASDAQ Stock Market rules, and determined that Mark F. Bregman, Gary J. Daichendt, Kenneth D. Denman, Charles D. Kissner and Edward F. Thompson are “independent directors” as defined under the rules of the NASDAQ Stock Market. We expect that Mr. van Overbeek will qualify as an independent director in July 2007 after three years have passed since he was employed as our President and Chief Executive Officer.

In April 2007, our board of directors designated Mr. Kissner as our lead independent director. Our lead independent director presides at meetings of our independent directors and, if our chairman is not present, at meetings of our board of directors. In addition, our lead independent director may call special meetings of our board of directors and will have such other powers and duties, if any, as our board of directors determines.

Board Committees

Our board of directors has an audit committee, a compensation committee and a nominating and corporate governance committee. The composition and responsibilities of each committee are described below. Members serve on these committees until their resignation or until otherwise determined by our board.

Audit Committee

Our audit committee oversees our corporate accounting and financial reporting process. Among other matters, the audit committee:

•	evaluates the qualifications, independence and performance of our independent registered public accounting firm;

•	determines the engagement of our independent registered public accounting firm and reviews and approves the scope of the annual audit and the audit fee;

•	discusses with management and our independent registered public accounting firm the results of the annual audit and the review of our quarterly financial statements;

•	approves the retention of our independent registered public accounting firm to perform any proposed permissible non-audit services;

•	monitors the rotation of partners of our independent registered public accounting firm on our engagement team as required by law;

•	reviews our critical accounting policies and estimates; and

•	annually reviews the audit committee charter and the committee’s performance.

Our audit committee consists of Edward F. Thompson, who is the chair of the committee, and Kenneth D. Denman and Charles D. Kissner. Each of these individuals meets the requirements for financial literacy under the applicable rules and regulations of the SEC and the NASDAQ Stock Market. Each of Messrs. Denman, Kissner and Thompson is an independent director as defined under the applicable regulations of the SEC and under the applicable rules of the NASDAQ Stock Market. Our board has determined that each of Messrs. Denman, Kissner and Thompson is an audit committee financial expert as defined under the applicable rules of the SEC and therefore has the requisite financial sophistication required under the applicable rules and regulations of the NASDAQ Stock Market. The audit committee operates under a written charter that satisfies the applicable standards of the SEC and the NASDAQ Stock Market.

Compensation Committee

Our compensation committee reviews and recommends policy relating to compensation and benefits of our officers and employees. The compensation committee reviews and approves corporate goals and objectives relevant to compensation of our chief executive officer and other executive officers, evaluates the performance of these officers in light of those goals and objectives and sets the compensation of these officers based on such evaluations. The compensation committee also administers the issuance of stock options and other awards under our equity award plans. The compensation committee will review and evaluate, at least annually, the performance of the compensation committee and its members, including compliance of the compensation committee with its charter. Our compensation committee consists of Gary J. Daichendt, who is the chair of the committee, and Kenneth D. Denman and Thomas van Overbeek. Each of Messrs. Daichendt and Denman is an independent director as defined under the applicable rules and regulations of the NASDAQ Stock Market and is an outside director under the applicable rules and regulations of the Internal Revenue Service. We expect that Mr. van Overbeek will qualify as an independent director in July 2007 after three years have passed since he was employed as our President and Chief Executive Officer.

Nominating and Corporate Governance Committee

Our governance and nominating committee makes recommendations to the board of directors regarding candidates for directorships and the size and composition of the board of directors and its committees. In addition, the governance and nominating committee oversees our corporate governance guidelines and reporting and makes recommendations to the board of directors concerning governance matters. Our nominating and corporate governance committee consists of Charles D. Kissner, who is the chair of the committee, and Mark F. Bregman and Gary J. Daichendt. Each of Dr. Bregman and Messrs. Daichendt and Kissner is an independent director as defined under the applicable rules of the NASDAQ Stock Market.

Compensation Committee Interlocks and Insider Participation

During our 2006 fiscal year, our compensation committee consisted of Seth D. Neiman, a former director, and Thomas van Overbeek. None of the members of the compensation committee has at any time during the last fiscal year ever been an officer or employee of our company or any of its subsidiaries, and none have had any relationships with our company of the type that is required to be disclosed under Item 404 of Regulation S-K. None of our executive officers has served as a member of the board of directors, or as a member of the compensation or similar committee, of any entity that has one or more executive officers who served on our board of directors or compensation committee during our 2006 fiscal year.

Director Compensation

The following table provides information for our fiscal year ended June 30, 2006 regarding all plan and non-plan compensation awarded to, earned by or paid to each person who served as a non-employee director for some portion or all of fiscal 2006. Other than as set forth in the table and the narrative that follows it, to date we have not paid any fees to or reimbursed any expenses of our directors, made any equity or non-equity awards to directors, or paid any other compensation to directors.

	Fees Earned			Non-Equity
	or Paid	Option		Incentive Plan	All Other
Name	in Cash	Awards(1)		Compensation	Compensation	Total

Edwin J. Basart	—	—		—	—	—
John W. Combs	—	—		—	—	—
Charles D. Kissner	—	—	(2)	—	—	—
Thomas van Overbeek	—	—		—	—	—
Edward F. Thompson	—	—	(3)	—	—	—

(1)	Under the SFAS 123(R) modified prospective transition method, we did not record any amounts in our consolidated financial statements for fiscal 2006 with respect to these awards.

(2)	As of June 30, 2006, Mr. Kissner held an immediately exercisable stock option to purchase 50,000 shares of our common stock, with an exercise price of $1.00 per share, that was granted during fiscal 2006, which option vests as to 25% of the shares in April 2007 and as to 1/48 of the shares each month over three years thereafter.

(3)	As of June 30, 2006, Mr. Thompson held 50,000 shares of our common stock issued upon early exercise of a stock option, with an exercise price of $0.80 per share, that was granted during fiscal 2006, which shares vest as to 25% of the shares in January 2007 and as to 1/48 of the shares each month over three years thereafter.

Following the completion of this offering, we intend to compensate independent directors with a combination of cash and equity.

Cash Compensation.  Each independent director will receive an annual retainer of $35,000. In addition, each independent director who is not a committee chair will receive an annual retainer for each standing committee of our board of directors on which he serves equal to $3,000, or $5,000 in the case of audit committee service. Our lead independent director will receive an additional annual retainer of $10,000 per year for his service in that capacity, and each chair of a standing committee of our board of directors will receive an annual retainer of $5,000, or $10,000 in the case of the audit committee chair, for his service in that capacity.

In general, we do not pay fees to independent directors for attendance at meetings of our board of directors and its committees. In extraordinary and limited circumstances, we may pay a fee $500 for each telephonic meeting and $1,000 for each in-person meeting so long as two-thirds of the directors in attendance and not abstaining approve the payment thereof, assuming a quorum is present at the meeting.

Option Grants.  Each independent director who becomes a member of our board of directors after this offering will be granted an initial option to purchase 50,000 shares of our common stock upon appointment or election to our board of directors. An additional option to purchase shares of common stock will be granted to each independent director on the fourth anniversary of the date on which he commenced serving on our board of directors or the date of this prospectus, whichever is later, and on each anniversary thereafter, provided he has served continuously as a member of our board of directors through the four-year or one-year period, as the case may be. Although we expect to grant options to purchase 5,200 shares in connection with the first four-year anniversary option grant, this number may change in the future based on market conditions and compensatory standards in our industry at the time of grant. Each option granted to an independent director will have a ten-year term and terminate three months following the date the director ceases to be one of our directors, or 12 months afterwards if termination is due to death or disability. Each initial option grant vests and becomes exercisable as to 1/48th of the shares each month after the grant date over four years. Each four-year anniversary option grant and subsequent annual grant vests as to 1/12th of the shares each month after the grant date over one year. The vesting of stock options granted to our independent directors will accelerate in full in connection with a change of control of ShoreTel. In addition, independent directors are eligible to receive discretionary awards under the 2007 equity incentive plan. In connection with Mr. Daichendt’s appointment as a member of our board of directors in April 2007 and Dr. Bregman’s and Mr. Denman’s appointment as members of our board of directors in May 2007, we granted each of them an option to purchase 50,000 shares of our common stock, with an exercise price equal to $11.30 per share for Mr. Daichendt’s grant and $11.40 per share for Dr. Bregman’s and Mr. Denman’s grants, which shares vest and become exercisable as to 1/48th of the shares each month after the grant date over four years.

Thomas van Overbeek served as our Chief Executive Officer from February 2002 until he retired in July 2004. He has continued to serve on our board of directors since that time. Mr. van Overbeek received salary, bonuses and stock options in his capacity as Chief Executive Officer. In July 2004, we entered into a separation agreement with Mr. van Overbeek that provides for the continued vesting of his outstanding stock options and other equity so long as he continues to serve on our board of directors. While Mr. van Overbeek was employed as our Chief Executive Officer, he was granted stock options to purchase a total of 1,359,629 shares of our common stock under our 1997 stock option plan, with a weighted average exercise price of $0.40 per share, of which options to purchase 1,344,004 shares are currently outstanding and options to purchase 5,208 shares are exercisable. In addition, the separation agreement provides that we will use commercially reasonable efforts to continue his health coverage as an active employee under our group health plan so long as Mr. van Overbeek continues to serve on the board of directors, and if we are unable to do so, that we will reimburse COBRA premiums for Mr. van Overbeek and his spouse.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Our executive compensation program is designed to attract, as needed, individuals with the skills necessary for us to achieve our business plan, to reward those individuals fairly over time, to retain those individuals who continue to perform at or above the levels that we expect and to closely align the compensation of those individuals with the performance of our company on both a short-term and long-term basis. To that end, our executive officers’ compensation has three primary components — base compensation or salary, cash performance bonuses and stock option awards. In addition, we provide our executive officers a variety of benefits that in most cases are available generally to all salaried employees.

General.  We view the components of compensation as related but distinct. Although our compensation committee reviews total compensation of our executive officers, we do not believe that significant compensation derived from one component of compensation should negate or reduce compensation from other components. We determine the appropriate level for each compensation component based in part, but not exclusively, on competitive benchmarking consistent with our recruiting and retention goals, our view of internal equity and consistency, overall company performance and other considerations we deem relevant. To this end, we review executive compensation surveys of high technology companies located in the Silicon Valley area when making a crucial executive officer hiring decision and annually when we review executive compensation. Except as described below, our compensation committee has not adopted any formal or informal policies or guidelines for allocating compensation between long-term and currently paid out compensation, between cash and non-cash compensation or among different forms of non-cash compensation. However, our philosophy is to make a greater percentage of an employee’s compensation performance-based and to keep cash compensation to a competitive level while providing the opportunity to be well rewarded through equity if the company performs well over time. We also believe that for technology companies stock-based compensation is the primary motivator in attracting employees, rather than base salary or cash bonuses.

Our current intent is to perform at least annually a strategic review of our executive officers’ overall compensation packages to determine whether they provide adequate incentives and motivation and whether they adequately compensate our executive officers relative to comparable officers in other companies with which we compete for executives. The most recent overall compensation review occurred in October 2006. Board meetings typically have included, for all or a portion of each meeting, not only the compensation committee and board members but also our chief executive officer. For compensation decisions, including decisions regarding the grant of equity compensation, relating to executive officers other than to our chief executive officer, the board considers recommendations from the compensation committee and also typically considers recommendations from the chief executive officer.

At its October 2006 meeting, our board decided to set executive officers’ total overall cash compensation at a level that was at or near the 50th to 60th percentile of salaries of executives with similar roles at comparable pre-public companies, with incentive compensation targeted at the 50th to 60th percentile and base salary targeted at the 45th to 50th percentile. Equity compensation was also targeted at the 50th percentile of comparable companies. These allocations were consistent with our goal of attracting and retaining superior employees, while also aligning their interests with our performance. We realize that using a benchmark may not always be appropriate but believe that it is the best alternative at this point in the life cycle of our company. In instances where an executive officer is uniquely key to our success, our board may provide compensation in excess of these percentiles. Our board’s judgments with regard to market levels of base compensation and aggregate equity holdings were based on reports from an independent consultant specializing in executive compensation, which was engaged by our board to assist in the adjustment of the compensation to our executives. The report compared our executive compensation with the executive compensation at a number of similarly situated private companies. Our choice of the foregoing percentiles to apply to the data in the report reflected consideration of our stockholders’ interests in paying what was necessary, but not significantly more than necessary, to achieve our corporate goals, while conserving cash and equity as much as practicable. At its October 2006 meeting, based on these benchmarks, our compensation committee recommended and our board of directors subsequently approved salary increases and additional option grants to our executive officers. The numbers of shares subject to the options granted in October 2006 to these officers are reflected in the “2006 Grants of Plan-Based Awards” table below.

We account for equity compensation paid to our employees under SFAS 123(R), which requires us to estimate and record an expense over the service period of the award. Our cash compensation is recorded as an expense at the time the obligation is accrued. We receive a tax deduction for the compensation expense. We structure cash bonus compensation so that it is taxable to our executives at the time it becomes available to them. We currently intend that all cash compensation paid will be tax deductible for us. However, with respect to equity compensation awards, while any gain recognized by employees from nonqualified options granted at fair market value should be deductible, to the extent that an option constitutes an incentive stock option gain recognized by the optionee will not be deductible if there is no disqualifying disposition by the optionee. In addition, if we grant restricted stock or restricted stock unit awards that are not subject to performance vesting, they may not be fully deductible by us at the time the award is otherwise taxable to employees.

Base compensation.  The salaries of Messrs. Combs, Finegan, Weisner, Basart and Vitalone were set at $275,000, $200,000, $225,000, $200,000 and $200,000 for the fiscal year ended June 30, 2006. These were established as part of our normal annual salary review process and reflect our compensation committee’s review of the compensation levels of similar positions at comparable companies. The compensation committee increased the base salary of John Combs effective in April 2006 to $325,000 per year, due to our achieving positive cash flow, as specified under the terms of his offer letter from July 2004.

Our board of directors approved, effective February 1, 2007, increases to the annual base salaries of our employees, including our named executive officers, which generally ranged from 3% to 5%. In addition, on April 13, 2007, Mr. Basart’s annual base salary was raised from $206,000 to $216,000.

Cash bonuses.  We utilize cash bonuses to reward performance achievements. Bonus targets are established every six months and are paid following each six month period. These bonus targets are determined by our compensation committee as a percentage of each executive officer’s base salary. Our board also determines the performance measures and other terms and conditions of these cash bonuses for executive officers. For fiscal 2006, the bonus target for our chief executive officer was 65% of his base salary, as provided in his employment offer letter. The target bonus is 45% of base salary for other executive officers. The bonus targets for each executive officer is a pre-determined percentage of base salary that is intended to provide a competitive level of compensation if the executive officer achieves his or her performance objectives as approved by our compensation committee. The bonus criteria consist of: (1) company targets, which consist of 50% weighting for revenue, 25% weighting for profitability and 25% weighting for overall customer satisfaction, (2) individual targets established by our chief executive officer for the particular employee, and (3) a multiplier ranging from 0 to 1.5 based on the executive’s overall performance rating. The actual bonus award is determined according to our company’s and each executive officer’s level of achievement against these performance objectives. If the company objectives are within a specified range, from 50% to 150% of the particular target could be payable to the executives. The bonus for fiscal 2006 for our chief executive officer was based on the board’s review of company performance targets, consisting of revenue, profitability, customer satisfaction and its assessment of his performance. In fiscal 2006 and in the first half of fiscal 2007, the individual performance targets of executives who performed sales functions were based at least in part on an individualized sales commission plan that is directly related to the amount of products sold and that person’s role in the sale, although all executive officer bonuses are currently determined under the criteria described above. The compensation committee chose revenue and profitability level because it believed that, as a “growth company,” we should reward revenue growth, but only if that revenue growth is achieved cost effectively. Customer satisfaction was also selected as a company target because of our belief that customer satisfaction is critical to the success of our business. The performance level multiplier was added based on our belief that employees that might otherwise reach various targets, may be contributing or not contributing to the overall success of our company in a manner that promotes the long-term growth and success of our company. Thus, we considered the chosen metrics to be the best indicators of financial success and stockholder value creation. We do not have a formal policy regarding adjustment or recovery of awards or payments if the relevant performance measures upon which they are based are restated or otherwise adjusted in a manner that would reduce the size of the award or payment.

For fiscal 2006, Messrs. Combs, Finegan, Weisner, Basart and Vitalone earned bonuses equal to $188,162, $55,000, $80,000, $65,000 and $60,000, respectively. These were paid in August 2006 as a result of having achieved, and in some cases exceeded, the bonus targets specified for the second six months of fiscal 2006. In addition, Mr. Vitalone earned sales commissions of $74,567 during fiscal year 2006. No bonuses were paid to the named executive officers with respect to the first half of 2006, as the performance targets were not met.

Our board of directors approved bonus plans for the first and last six months of fiscal 2007 in October 2006 and December 2006, respectively. These target bonuses are based on the overall metrics and formulas used for fiscal 2006, with adjustments in the target company financial performance goals to reflect our growth. The bonus target for our chief executive officer is 75% of base salary, pursuant to the terms of his employment offer letter, and the target bonuses remain at 45% of base salary for our other executive officers. For the first half of fiscal 2007, Messrs. Combs, Finegan, Weisner and Basart earned bonuses equal to $126,000, $50,000, $65,000 and $50,000, respectively as a result of having achieved, and in some cases exceeded, the bonus targets specified for the first six months of fiscal 2007. Bonuses for executive officers other than Mr. Combs were paid in March 2007. Mr. Combs’ bonus is expected to be paid before the completion of this offering. In addition, Mr. Vitalone earned sales commissions of $53,400 during the first half of fiscal year 2007. In April 2007, our board of directors approved changes to Mr. Vitalone’s bonus arrangement, effective for the second half of fiscal 2007. Under his new arrangement, his annual bonus target was raised from $100,000 to $140,000 and any bonus he receives will be earned through his participation under our bonus plan for the second half of fiscal 2007, rather than from the achievement of individualized sales commission performance goals.

In addition, our former chief financial officer is entitled to a performance bonus that provides for a payout at the 150% level under the bonus plan for the second half of fiscal 2007 so long as he remains employed with our company at June 30, 2007 and has met his performance goals. He will also be entitled to receive a similar bonus if he is employed by us at December 31, 2007.

Stock options and equity awards.  We utilize stock options to ensure that our executive officers have a continuing stake in our long-term success. Because our executive officers are awarded stock options with an exercise price equal to the fair market value of our common stock on the date of grant, the determination of which is discussed below, these options will have value to our executive officers only if the market price of our common stock increases after the date of grant. Typically, our stock options vest at a rate of 25% of the shares subject to the option on the first anniversary of the grant date, and with respect to approximately 2.1% of the shares each month thereafter. The stock options that we have granted under our 1997 stock option plan to executive officers may be exercised by the recipient at any time, however, any shares purchased are subject to a lapsing right of repurchase in our favor. This repurchase right lapses on the same schedule as the vesting of the option.

Authority to make stock option grants to executive officers has historically rested with our board of directors, and we expect our board of directors will delegate that authority to our compensation committee in the future. In determining the size of stock option grants to executive officers, our board of directors considers our performance against the strategic plan, individual performance against the individual’s objectives, comparative share ownership data from compensation surveys of high technology companies in our area, the extent to which shares subject to previously granted options are vested and the recommendations of our chief executive officer and other members of management.

In the first half of fiscal 2006, our board of directors based its determination of the value of our common stock on its assessment of our financial performance and prospects and the likelihood of a liquidity event. Since the likelihood of an initial public offering of our common stock was remote during this period, our board of directors heavily weighted the value of the liquidation preferences and participation rights of the shares of our preferred stock in its assessment, and discounted the per share value it determined based on its assessment of the lack of marketability of our common stock. Since January 2006, our board of directors determined the value of our common stock based on the methodologies and other relevant factors discussed under “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies and Estimates — Valuation of Common Stock.”

We do not have any program, plan or obligation that requires us to grant equity compensation on specified dates and, because we have not been a public company, we have not made equity grants in connection with the release or withholding of material non-public information. However, we intend to implement policies to ensure that equity awards are granted at fair market value on the date that the grant action occurs.

During fiscal 2006, we granted to Mr. Weisner a stock option to purchase 180,000 shares of common stock in connection with his joining our company in April 2005. We believed that this grant was consistent with our overall approach of remaining competitive in the marketplace, and was also necessary in order to retain the services of Mr. Weisner. We also made an additional grant of 20,000 shares of our common stock to Mr. Weisner in January 2006, in order to reward him commensurate with his contribution to the company. We also granted an option to purchase 265,500 shares of our common stock to Mr. Vitalone. The size of the grant to Mr. Vitalone was determined pursuant to the offer letter we negotiated with him in October 2005 when he joined our company. We believed that this grant was consistent with our overall approach of remaining competitive in the marketplace, and was also necessary in order to retain the services of Mr. Vitalone.

In October 2006, we granted Mr. Weisner an option to purchase 39,999 shares of common stock, Mr. Basart an option to purchase 45,000 shares of common stock, and Mr. Vitalone an option to purchase 50,000 shares of common stock, each at an exercise price of $3.20 per share. In April 2007, we granted Mr. Basart a stock option to purchase 50,000 shares and Mr. Vitalone a stock option to purchase 40,000 shares, each at an exercise price equal to $11.30 per share. Each of these stock options vests as to 50% of the shares on the two-year anniversary of the date of grant, and as to 1/48th of the shares each month over the following two years. Each of the stock options granted in October 2006 is immediately exercisable in full; however, any unvested shares issued upon exercise will be a subject to a right of repurchase by us upon termination of employment, which right lapses in accordance with the vesting schedule described above. Each of the stock options granted in April 2007 become exercisable as they vest. These grants were made by our board of directors as part of our process of reviewing the equity positions of our employees, and the board determined that, in light of the individuals’ performances, equity ownership and level of vesting, it was appropriate to provide additional incentive for each of these personnel, particularly in order to retain these individuals through and following the initial public offering process, and to incentivize them to help our company achieve the growth targets it has set.

In general, our stock option grants through January 2007 were made under our 1997 stock option plan. In February 2007, we adopted a new equity incentive plan and a new employee stock purchase plan. The 2007 equity incentive plan replaces our 1997 stock option plan and affords greater flexibility in making a wide variety of equity awards, including stock options, shares of restricted stock and stock appreciation rights, to executive officers and our other employees. The 2007 employee stock purchase plan will enable eligible employees to periodically purchase shares of our common stock at a discount during periods following this offering. Participation in the 2007 employee stock purchase plan will be available to all executive officers following this offering on the same basis as our other employees. See “Executive Compensation — Equity Incentive Plans” for further descriptions of our 1997 stock option plan, 2007 equity incentive plan and 2007 employee stock purchase plan.

Other than the equity plans described above, we do not have any equity security ownership guidelines or requirements for our executive officers.

Severance and change of control payments.  Each of our named executive officers (as defined in the Summary Compensation Table below) is entitled to receive acceleration of vesting of stock options in amounts ranging from 12 months’ vesting to 100% of the then-unvested shares in the event such officer is terminated following a change of control of ShoreTel. Mr. Combs earns his vesting acceleration so long as he does not voluntarily terminate his employment with an acquiring company for six months following a change of control, and Mr. Finegan receives his vesting acceleration automatically upon a change of control. We believe these change of control arrangements, the value of which are contingent on the value obtained in a change of control transaction, effectively create incentives for our executive team to build shareholder value and to obtain the highest value possible should the company be acquired in the future, despite the risk of losing employment and potentially not having the opportunity to otherwise vest in equity awards which comprise a significant component of each executive’s compensation. These arrangements are intended to attract and retain qualified executives that could have other job alternatives that may appear to them to be less risky absent these arrangements, particularly given the significant level of acquisition activity in the technology sector. All of our change of control arrangements are “double trigger,” meaning that acceleration of stock option vesting is not awarded upon a change of control unless the executive option holder’s employment is terminated within a specified period of time following the transaction. We believe this structure strikes a balance between the incentives and the executive hiring and retention effects described above, without providing these benefits to executives who continue to enjoy employment with an acquiring company in the event of a change of control transaction. We also believe this structure is more attractive to potential acquiring companies, who may place significant value on retaining members of our executive team and who may perceive this goal to be undermined if executives receive significant acceleration payments in connection with such a transaction and are no longer required to continue employment to earn the remainder of their equity awards.

In addition, our chief executive officer is entitled to receive a severance payment equal to one year’s base salary (payable over 12 months) and acceleration of stock option vesting by one year in the event his employment is terminated involuntarily or he is constructively terminated. We agreed to this provision as part of the negotiation of our chief executive officer’s compensation package when he joined us, and we believed it was necessary to agree to such a provision in order to retain his services.

For a description and quantification of these severance and change of control benefits, please see “Executive Compensation — Employment, Severance and Change of Control Arrangements.”

Other benefits.  Executive officers are eligible to participate in all of our employee benefit plans, such as medical, dental, vision, group life, disability, and accidental death and dismemberment insurance and our 401(k) plan, in each case on the same basis as other employees, subject to applicable law. We also provide vacation and other paid holidays to all employees, including our executive officers, which are comparable to those provided at peer companies. In fiscal 2006, Messrs. Combs and Weisner received reimbursement for commuting expenses from their permanent homes to the San Francisco Bay Area. Messrs. Combs and Weisner also received a housing allowance. We agreed to pay these amounts to these executives as the Compensation Committee believed that it was necessary to attract and retain these executives who would not relocate to the San Francisco Bay Area on a full time basis.

For a description of the compensation arrangements with our current Chief Financial Officer, Michael E. Healy, who was hired after June 30, 2006, please see “Executive Compensation — Employment, Severance and Change of Control Arrangements.”

Executive compensation tables

The following table presents compensation information for our fiscal year ended June 30, 2006 paid to or accrued for our Chief Executive Officer, Chief Financial Officer and each of our three other most highly compensated executive officers whose aggregate salary and bonus was more than $100,000. We refer to these executive officers as our “named executive officers” elsewhere in this prospectus.

Summary Compensation Table

				Non-Equity
			Option	Incentive Plan	All Other
Name and Principal Position	Salary(1)	Bonus	Awards(2)	Compensation(3)	Compensation		Total

John W. Combs	$287,500	—	—	$188,162	$25,868	(4)	$501,530
President and
Chief Executive Officer
John Finegan	200,000	—	—	55,000	—		255,000
Former Chief Financial Officer(5)
Walter Weisner	214,038	—	—	80,000	39,211	(4)	333,249
Vice President, Global Support Services
Joseph A. Vitalone	155,000	—	—	134,767 (6)	—		289,767
Vice President, Sales
Edwin J. Basart	200,000	—	—	65,000	—		265,000
Chief Technology Officer

(1)	The amounts in this column include payments by us in respect of accrued vacation, holidays, and sick days, as well as any salary contributed by the named executive officer to our 401(k) plan.

(2)	Under the SFAS 123(R) modified prospective transition method, we did not record any amounts in our consolidated financial statements for fiscal year 2006 with respect to option awards.

(3)	Except as otherwise noted below, all non-equity incentive plan compensation were paid pursuant to the ShoreTel Executive Bonus Incentive Plan for the second half of fiscal 2006. For a description of this plan, see “Executive Compensation — Compensation discussion and analysis — Cash bonuses.”

(4)	Represents travel expenses and rent.

(5)	Mr. Finegan ceased serving as our Chief Financial Officer in May 2007 and currently serves as our Vice President of Finance.

(6)	Also includes $74,567 in sales commissions.

We entered into an offer letter with our current Chief Financial Officer, Michael E. Healy, in May 2007. The offer letter established Mr. Healy’s starting annual base salary at $250,000. In addition, Mr. Healy is eligible to participate in our executive bonus plan as in effect from time to time, at a bonus target of 45% of his annual salary. Mr. Healy also will receive a prepaid bonus of $30,000 within 30 days of the commencement of his employment, which is forfeitable on a prorated basis should Mr. Healy voluntarily terminate his employment with us or be terminated for cause within the first 12 months of his employment. Pursuant to the offer letter, Mr. Healy was granted an option to purchase 325,000 shares of common stock with an exercise price equal to $11.40 per share. The option vests as to 25% of the shares in May 2008, and vests as to 1/48 of the shares each month over the three years thereafter. For a description of the material terms of offer letters for the named executive officers in the above table and Mr. Healy, please see the section entitled “— Employment, Severance and Change of Control Arrangements” below.

Our board of directors approved general increases of 3% to 5% to the annual base salaries of our employees, including our named executive officers, effective February 1, 2007. In addition, on April 13, 2007, Mr. Basart’s annual base salary was raised from $206,000 to $216,000 and Mr. Vitalone’s annual target bonus was raised from $100,000 to $140,000 effective for the second half of fiscal 2007. Additionally, any bonus Mr. Vitalone receives will be earned through his participation under our bonus plan for the second half of fiscal 2007, rather than from the achievement of individualized sales commission performance goals. Also, since June 30, 2006, Messrs. Combs, Finegan, Weisner, Basart and Vitalone have earned bonuses and have been granted stock options. See “— Grants of Plan-Based Awards During the 2006 Fiscal Year” below.

Grants of Plan-Based Awards During the 2006 Fiscal Year

The following table provides information with regard to each stock option granted to each named executive officer during our fiscal year ended June 30, 2006:

		Estimated Future Payouts		Number of		Exercise
		Under Non-Equity		Securities		Price of
	Grant	Incentive Plan Awards(1)		Underlying		Option
Name	Date	Target	Maximum	Options(2)		Awards(3)

John W. Combs	—	$105,625	$237,656	—		—
John Finegan	—	45,000	101,250	—		—
Walter Weisner	9/8/2005			180,000	(4)	$0.40
	1/12/2006			20,000	(5)	0.80
		50,625	113,906
Joseph A. Vitalone	10/3/2005			265,500	(6)	0.40
		45,000	101,250
Edwin J. Basart	—	45,000	101,250	—		—

(1)	Represents bonuses payable pursuant to the ShoreTel Executive Bonus Incentive Plan for the second half of fiscal 2006. For a description of this plan, see “Executive Compensation — Additional Employee Benefit Plans — Executive Bonus Plans.”

(2)	Each stock option was granted pursuant to our 1997 Stock Option Plan.
(footnotes continued on next page)

(3)	Represents the fair market value of a share of our common stock on the grant date of the option, as determined by our board of directors.

(4)	An immediately exercisable stock option that vested as to 25% of the shares in July 2006, and vests as to 1/48 of the shares each month over the next three years thereafter.

(5)	An immediately exercisable stock option that vests as to 1/48 of the shares each month over four years.

(6)	An immediately exercisable stock option that vested as to 25% of the shares in October 2006, and vests as to 1/48 of the shares each month over the next three years thereafter.

Each of the stock options in the above table is immediately exercisable in full; however, unvested shares issued upon exercise are subject to a right to repurchase by us upon termination of employment, which right lapses in accordance with the vesting schedule described above. Each of these stock options expires 10 years from the date of grant. These stock options are also subject to accelerated vesting upon involuntary termination or constructive termination following a change of control of ShoreTel, as discussed below in “Executive Compensation — Employment, Severance and Change of Control Arrangements.”

In October 2006, we granted Mr. Weisner a stock option to purchase 39,999 shares, Mr. Basart a stock option to purchase 45,000 shares, and Mr. Vitalone a stock option to purchase 50,000 shares, each at an exercise price of $3.20 per share. In April 2007, we granted Mr. Basart a stock option to purchase 50,000 shares and Mr. Vitalone a stock option to purchase 40,000 shares, each at an exercise price the equal to $11.30 per share. Each of these stock options vests as to 50% of the shares on the two-year anniversary of the date of grant, and as to 1/24 of the shares each month over the following two years. Each of the stock options granted in October 2006 is immediately exercisable in full; however, any unvested shares issued upon exercise will be a subject to a right of repurchase by us upon termination of employment, which right lapses in accordance with the vesting schedule described above. Stock options granted in April 2007 become exercisable as they vest.

Messrs. Combs, Finegan, Weisner and Basart earned bonuses equal to $126,000, $50,000, $65,000 and $50,000, respectively, under the bonus plan for the first six months of fiscal 2007 as a result of having achieved, and in some cases exceeded, the bonus targets specified for the first six months of fiscal 2007. Bonuses for executive officers other than Mr. Combs were paid in March 2007. Mr. Combs bonus is expected to be paid before the completion of this offering. Mr. Vitalone earned sales commissions of $53,400 during the first half of fiscal year 2007.

Outstanding Option Awards at June 30, 2006

The following table presents the outstanding option awards held as of June 30, 2006 by each named executive officer:

				Option	Option
	Number of Securities Underlying Unexercised Options(1)			Exercise	Expiration
Name	Exercisable		Unexercisable	Price(2)	Date

John W. Combs(3)	—		—	—	—
John Finegan	59,812	(4)	—	$0.10	5/7/2013
	4,791	(5)	—	0.30	3/2/2014
	6,000	(6)	—	0.40	3/14/2015
Walter Weisner	160,000	(7)	—	0.40	9/8/2015
Joseph A. Vitalone	132,750	(8)	—	0.40	10/3/2015
Edwin J. Basart	82,500	(9)	—	1.00	8/1/2011
	2,310	(9)	—	0.10	1/7/2013
	123,500	(10)	—	0.10	1/7/2013
	143,000	(11)	—	0.30	3/2/2014
	20,000	(12)	—	0.40	3/14/2015

(1)	Each stock option was granted pursuant to our 1997 Stock Option Plan. The vesting and exercisability of each stock option is described in the footnotes below for each option. Each of these stock options expires 10 years from the date of grant. These stock options are also subject to accelerated vesting upon involuntary termination or constructive termination following a change of control of ShoreTel, as discussed below in “Executive compensation — Employment, Severance and Change of Control Arrangements.”

(2)	Represents the fair market value of a share of our common stock on the option’s grant date, as determined by our board of directors.

(3)	Mr. Combs early-exercised in full a stock option to purchase 2,081,799 shares during fiscal 2005 and 2006, as indicated in the table below. This option/shares vested as to 12.5% of the shares in January 2005, and vests as to 1/48 of the shares each month thereafter.

(4)	Represents shares remaining subject to an immediately exercisable stock option. Mr. Finegan has early-exercised the remaining 201,187 shares subject to this option, as indicated in the table below. The option/shares vested as to 25% of the shares in March 2004, and vests as to 1/48 of the shares each month thereafter.

(5)	Represents shares remaining subject to an outstanding stock option. Mr. Finegan has exercised 5,208 shares subject to this option, as indicated in the table below. The option vests as to 1/48 of the shares each month over four years from the date of grant.

(6)	Represents shares remaining subject to an outstanding stock option. Mr. Finegan has exercised 2,000 shares subject to this option, as indicated in the table below. The option vested as to 25% of the shares in March 2006, and vests as to 1/48 of the shares each month over three years thereafter.

(7)	Represents shares remaining subject to an immediately exercisable stock option to purchase 180,000 shares that was partially exercised. Mr. Weisner has early-exercised 20,000 shares subject to this option, as indicated in the table below. The option/shares vested as to 25% of the shares in July 2006, and vests as to 1/48 of the shares each month over three years thereafter. Mr. Weisner also early-exercised in full an immediately-exercisable stock option to purchase 20,000 shares during fiscal 2006, as indicated in the table below. This option/shares vests as to 1/48 of the shares each month over four years from the date of grant.

(8)	Represents shares remaining subject to an immediately exercisable stock option to purchase 265,500 shares that was partially exercised. Mr. Vitalone has early-exercised 132,750 shares subject to this option, as indicated in the table below. The option/shares vested as to 25% of the shares in October 2006, and vests as to 1/48 of the shares each month over three years thereafter.

(9)	This stock option is fully vested.
(footnotes continued on next page)

(10)	Represents shares remaining subject to an immediately exercisable stock option. Mr. Basart has early-exercised the remaining 200,000 shares subject to this option as indicated in the table below. These shares are fully vested.

(11)	Represents shares subject to an outstanding exercisable stock option. This option vested as to 25% of the shares in October 2003, and vests as to 1/48 of the shares each month over the next three years thereafter.

(12)	Represents shares subject to an outstanding exercisable stock option. This option vested as to 25% of the shares in March 2006, and vests as to 1/48 of the shares each month over three years thereafter.

Option Exercises During the 2006 Fiscal Year

The following table shows the number of shares acquired pursuant to the exercise of options by each named executive officer during our fiscal year ended June 30, 2006 and the aggregate dollar amount realized by the named executive officer upon exercise of the option:

	Number of Shares		Value Realized
Name	Acquired on Exercise		on Exercise(1)

John W. Combs	2,081,779	(2)	$19,152,367
John Finegan	208,395	(3)	1,957,272
Walter Weisner	40,000	(4)	356,000
Joseph A. Vitalone	132,750	(5)	1,208,025
Edwin J. Basart	200,000	(6)	1,880,000

(1)	The aggregate dollar amount realized upon the exercise of an option represents the difference between the aggregate market price of the shares of our common stock underlying that option on the date of exercise (assumed to be the midpoint of the price range set forth on the cover page of this prospectus) and the aggregate exercise price of the option.

(2)	Represents the exercise of an immediately exercisable stock option that continued to be subject to vesting, as described in footnote 3 to the “Outstanding Option Awards at June 30, 2006” table above. Of these shares, 520,444 became vested during fiscal year 2006.

(3)	Represents the exercise of immediately exercisable stock options that continued to be subject to vesting, as described in footnotes 4-6 to the “Outstanding Option Awards at June 30, 2006” table above. Of these shares, 70,250 became vested during fiscal year 2006.

(4)	Represents the exercise of immediately exercisable stock options that continued to be subject to vesting, as described in footnote 7 to the “Outstanding Option Awards at June 30, 2006” table above. Of these shares, 2,083 became vested during fiscal year 2006.

(5)	Represents the exercise of an immediately exercisable stock option that continued to be subject to vesting, as described in footnote 8 to the “Outstanding Option Awards at June 30, 2006” table above. None of these shares vested during fiscal year 2006.

(6)	Represents the exercise of an immediately exercisable stock option that continued to be subject to vesting, as described in footnote 10 to the “Outstanding Option Awards at June 30, 2006” table above. Of these shares, 80,875 became vested during fiscal year 2006.

Employment, Severance and Change of Control Arrangements

John W. Combs, our president and chief executive officer, executed an offer letter in July 2004. The offer letter provides for at-will employment without any specific term. The offer letter established his starting annual base salary at $275,000, subject to annual review by the compensation committee of the Board and further subject to an increase to $325,000 following two consecutive quarters of cash flow positive operations. His annual base salary was increased to $325,000 in April 2006 as a result of this milestone having been satisfied. In addition, the offer letter entitles Mr. Combs to an incentive bonus, as determined by the board, of up to 85% of his then-current base salary. Pursuant to the offer letter, Mr. Combs received a stock option grant of 2,081,779 shares of common stock with an exercise price equal to the fair market value of our common stock on the date of grant. In the event his employment is terminated by us without cause, or Mr. Combs resigns for good reason, as such terms are defined in the offer letter, Mr. Combs will be entitled to receive monthly continuation of his then-current base salary for a period of 12 months and acceleration of his unvested stock options in an amount equal to the number of shares that would have vested had his employment continued for an additional 12 months. If his employment is terminated without cause within six months of a change of control, as such terms are defined in the offer letter, Mr. Combs will receive accelerated vesting of 100% of any then unvested shares, options and other equity he holds at the time.

In addition, we entered into a change of control agreement with Mr. Combs effective as of August 5, 2004. This agreement augments the terms provided for by his offer letter. The agreement provides that, in the event of a change of control of ShoreTel, so long as Mr. Combs either remains employed with the company or its successor for six months following the change of control, or if Mr. Combs is terminated without cause or resigns for good reason during the six months following such change of control, then Mr. Combs will receive accelerated vesting of 100% of his initial stock option grant.

John Finegan, our former chief financial officer, executed an offer letter in March 2003. The offer letter provides for at-will employment without any specific term. The offer letter established Mr. Finegan’s starting annual base salary at $200,000. In addition, Mr. Finegan is eligible for an annual incentive bonus. Pursuant to the offer letter, Mr. Finegan received a stock option grant of 261,000 shares of common stock with an exercise price equal to the fair market value of our common stock on the date of grant. In the event Mr. Finegan’s employment is involuntarily terminated without cause or constructively terminated, in either case within 12 months following a change of control, as such terms are defined in the offer letter, Mr. Finegan will receive accelerated vesting of 100% of his initial stock option grant.

In addition, we entered into a change of control agreement with Mr. Finegan effective as of May 7, 2003. This agreement augments the terms provided for by Mr. Finegan’s offer letter. The agreement provides that, in the event of a change of control of ShoreTel, Mr. Finegan’s stock option to purchase 261,000 shares will immediately become exercisable as to that number of shares that would have vested if Mr. Finegan had remained continuously employed by ShoreTel for a period of 12 months following the change of control. In addition, if this benefit would result in excise tax as a “parachute payment,” Mr. Finegan would be entitled to receive either his vesting acceleration benefit, or such portion of his vesting acceleration benefit as would result in no excise tax, depending on which would result in a greater net benefit.

In February 2007, we entered into a retention arrangement with Mr. Finegan that provides for a bonus payout at the 150% level under the bonus plan for the second half of fiscal 2007 so long as he either remains employed with the company during that period or if his employment is terminated prior to the end of that period. This retention arrangement will remain in place for the first half of fiscal 2008 if Mr. Finegan is requested to remain with the company during that period.

Michael E. Healy, our Chief Financial Officer, executed an offer letter in May 2007. The offer letter provides for at-will employment without any specific term. The offer letter established Mr. Healy’s starting annual base salary at $250,000. In addition, Mr. Healy is eligible to participate in our executive bonus plan as in effect from time to time, at a bonus target of 45% of his annual salary. Mr. Healy also will receive a prepaid bonus of $30,000 within 30 days of the commencement of his employment, which is forfeitable on a prorated basis should Mr. Healy voluntarily terminate his employment with us or be terminated for cause within the first 12 months of his employment. Pursuant to the offer letter, Mr. Healy was granted an option to purchase 325,000 shares of common stock with an exercise price equal to the fair market value of our common stock on the date of grant. In the event Mr. Healy’s employment is involuntarily terminated without cause or constructively terminated, in either case within 12 months following a change of control, as such terms are defined in the offer letter, Mr. Healy will receive a lump-sum payment equal to 12 months of his then-current salary plus his then-current targeted annual bonus, reimbursement of premiums paid for continued medical, dental and vision plan coverage of him and any of his eligible dependents through COBRA for up to 12 months at our expense, and accelerated vesting of 75% of any then-unvested options or shares he holds at the time. Mr. Healy’s offer letter also provides that if we terminate him within 24 months of the commencement of his employment, for any reason other than cause, as such term is defined in the offer letter, he will receive a severance package that includes six months of his then-current salary, our payment of six months of premiums for continued medical, dental and vision plan coverage of him and any of his eligible dependents through COBRA, payment of a prorated bonus and equity vesting prorated for his term of employment with us plus an additional six months of vesting.

Walter Weisner, our vice president of global support services, executed an offer letter in April 2005 with a start date in July 2005. The offer letter provides for at-will employment without any specific term. The offer letter established Mr. Weisner’s starting annual base salary at $225,000. In addition, Mr. Weisner is eligible for an annual incentive bonus. In connection with his joining our company in April 2005, Mr. Weisner received a stock option grant of 180,000 shares of common stock with an exercise price equal to the fair market value of our common stock on the date of such grant. In the event Mr. Weisner’s employment is involuntarily terminated without cause or constructively terminated, in either case within 12 months following a change of control, as such terms are defined in the offer letter, Mr. Weisner will receive accelerated vesting of 50% of any then unvested shares, options and other equity he holds at the time.

We entered into a change of control agreement with Edwin J. Basart, our founder and Chief Technology Officer, effective August 1, 2001. The agreement provides that, in the event of a change of control of ShoreTel, Mr. Basart’s stock option to purchase 82,500 shares will immediately become exercisable as to that number of shares that would have vested if Mr. Basart had remained continuously employed by ShoreTel for a period of 12 months following the change of control. In addition, if this benefit would result in excise tax as a “parachute payment,” Mr. Basart would be entitled to receive either his vesting acceleration benefit, or such portion of his vesting acceleration benefit as would result in no excise tax, depending on which would result in a greater net benefit.

Joseph A. Vitalone, our vice president of sales, executed an offer letter in September 2005 with a start date in October 2005. The offer letter provides for at-will employment without any specific term. The offer letter established Mr. Vitalone’s starting annual base salary at $200,000. In addition, Mr. Vitalone is eligible for an annual incentive bonus and participates in the executive management bonus program. Pursuant to the offer letter, Mr. Vitalone received a stock option grant of 265,500 shares of common stock with an exercise price equal to the fair market value of our common stock on the date of such grant. In the event Mr. Vitalone’s employment is involuntarily terminated without cause or constructively terminated, in either case within 12 months following a change of control, as such terms are defined in the offer letter, Mr. Vitalone will receive accelerated vesting of 50% of any then unvested shares, options and other equity he holds at the time.

The following table summarizes the value of benefits payable to each named executive officer pursuant to the arrangements described above:

	Termination				Change of Control
			Acceleration of			Acceleration of
Name	Salary		Equity Vesting(1)		Salary	Equity Vesting(1)

John W. Combs	$325,000	(2)	$4,788,085	(3)	—	$9,975,183	(4)
John Finegan	—		—		—	613,350	(3)
Walter Weisner	—		—		—	910,000	(5)
Joseph A. Vitalone	—		—		—	1,208,025	(5)
Edwin J. Basart	—		—		—	—

(1)	Calculated based on the termination or change of control taking place as of June 30, 2006, the last day of our most recent fiscal year, and based on assumed initial public offering price of $9.50 per share, the midpoint of the range set forth on the cover page of this prospectus.

(2)	Reflects continued base salary for 12 months following termination.

(3)	Reflects accelerated vesting as if the officer had continued to be employed for an additional 12 months.

(4)	Reflects acceleration of vesting as to 100% of the shares.

(5)	Reflects acceleration of vesting as to 50% of the shares.

Equity Incentive Plans

This section contains a summary of our equity incentive plans. To date, a substantial majority of the options to purchase shares of our common stock have been granted under our 1997 stock option plan. Our 1997 stock option plan has terminated, and we now grant options to purchase shares of our common stock only from our 2007 equity incentive plan. The following descriptions are qualified by the terms of the actual plans filed as exhibits to the registration statement, of which this prospectus is a part.

2007 Equity Incentive Plan

Background.  The 2007 equity incentive plan serves as the successor equity compensation plan to our 1997 stock option plan. Our board of directors adopted our 2007 equity incentive plan in February 2007. This plan became effective upon adoption and will terminate in February 2017. The 2007 equity incentive plan provides for the grant of incentive stock options, nonqualified stock options, restricted stock awards, stock appreciation rights, restricted stock units and stock bonuses.

Administration.  The 2007 equity incentive plan is administered by our compensation committee. This committee acts as the plan administrator and determines which individuals are eligible to receive awards under the plan, the time or times when such awards are to be made, the number of shares subject to each such award, the status of any granted option as either an incentive stock option or a nonqualified stock option under United States federal tax laws, the vesting schedule applicable to an award and the maximum term for which any award is to remain outstanding (subject to the limits set forth in the 2007 equity incentive plan). The committee also determines the exercise price of options granted, the purchase price for rights to purchase restricted stock and, if applicable, restricted units and the strike price for stock appreciation rights. Unless the committee provides otherwise, the plan does not allow for the transfer of awards and only the recipient of an award may exercise an award during his or her lifetime.

Share Reserve.  We have reserved 5,000,000 shares of our common stock for issuance under the 2007 equity incentive plan. Additionally, our 2007 equity incentive plan provides for automatic increases in the number of shares available for issuance under it as follows:

•	on the first day of each January from 2008 through 2017, the number of shares of our common stock will be increased by 5% of the number of shares of our common stock issued and outstanding on the preceding December 31st; or

•	a lesser number of shares of our common stock as determined by our board of directors.

As of March 31, 2007, no options to purchase shares of our common stock were outstanding under the 2007 equity incentive plan, although our board of directors has granted options to purchase 1,302,038 shares of our common stock under this plan since that date.

Equity Awards.  Our 2007 equity incentive plan permits us to grant the following types of awards:

Stock Options.  The 2007 equity incentive plan provides for the grant of incentive stock options (commonly referred to as ISOs), and nonqualified stock options (commonly referred to as NSOs), to employees, directors and consultants. ISOs may only be granted to employees. Options may be granted with terms determined by the committee, provided that ISOs are subject to statutory limitations. The committee determines the exercise price for a stock option, within the terms and conditions of the plan and applicable law, provided that the exercise price of an ISO may not be less than 100% (or higher in the case of ISOs granted to certain types of recipients) of the fair market value of our common stock on the date of grant.

Options granted under the 2007 equity incentive plan will vest at the rate specified by the committee and such vesting schedule will be set forth in the stock option agreement pursuant to which such stock option grant relates. Generally, the committee determines the term of stock options granted under the plan, up to a term of ten years, except in the case of certain incentive stock options for which the term can be no more than five years.

After termination of an optionee, he or she may exercise his or her vested option for the period of time stated in the stock option agreement to which such option relates. Generally, if termination is due to death or disability, the vested option will remain exercisable for 12 months. In all other cases, the vested option will generally remain exercisable for three months. However, an option may not be exercised later than its expiration date. Notwithstanding the foregoing, if an optionee is terminated for cause (as defined in our 2007 equity incentive plan), then the optionee’s options shall expire on the optionee’s termination date or at such later time and on such conditions as determined by our compensation committee.

Restricted Stock.  A restricted stock award is an offer by us to sell shares of our common stock subject to restrictions that the committee may impose. These restrictions may be based on completion of a specified period of service with us or upon the completion of performance goals during a performance period (or a combination of the foregoing). The price of a restricted stock award will be determined by the committee. Unless otherwise determined by the committee at the time of award, vesting ceases on the date the participant no longer provides services to us and unvested shares are forfeited to us or subject to repurchase by us.

Stock Appreciation Rights.  Stock appreciation rights provide for a payment, or payments, in cash or shares of common stock, to the holder based upon the difference between the fair market value of our common stock on the date of exercise over the stated exercise price. Stock appreciation rights may vest based on time or achievement of performance conditions (or a combination of the foregoing).

Restricted Stock Units.  Restricted stock units represent the right to receive shares of our common stock at a specified date in the future, subject to forfeiture of such right due to termination of employment and/or failure to achieve specified performance conditions. If the restricted stock unit has not been forfeited, then on the date specified in the restricted stock unit agreement, we will deliver to the holder of the restricted stock unit whole shares of our common stock, cash or a combination of our common stock and cash.

Stock Bonuses.  Stock bonuses are granted as additional compensation for performance, and therefore, are not issued in exchange for cash.

Change of Control.  In the event of a liquidation, dissolution or change in control transaction, outstanding awards may be assumed or replaced by the successor company (if any). Outstanding awards that are not assumed or replaced by the successor company (if any) will expire on the consummation of the liquidation, dissolution or change in control transaction at such time and on such conditions as our board of directors determines (including, without limitation, full or partial vesting and exercisability of any or all outstanding awards issued under our 2007 equity incentive plan).

Transferability of Awards.  Generally, a participant may not transfer an award other than by will or the laws of descent and distribution unless, in the case of awards other than ISOs, the committee permits the transfer of an award to certain authorized transferees (as set forth in our 2007 equity incentive plan).

Eligibility.  The individuals eligible to participate in our 2007 equity incentive plan include our officers and other employees, our non-employee board of directors members and any consultants.

Payment for Purchase of Shares of our Common Stock.  Payment for shares of our common stock purchased pursuant to the 2007 equity incentive plan may be made by any of the following methods (provided such method is permitted in the applicable award agreement to which such shares relate): (i) cash (including by check), (ii) cancellation of indebtedness, (iii) surrender of shares, (iv) waiver of compensation due or accrued for services rendered; (v) through a “same day sale” program or through a “margin” commitment or (vi) by another other method approved by our board of directors.

Limit on Awards.  Under our 2007 equity incentive plan, during any calendar year, no participant will be eligible to receive more than 2,500,000 shares of our common stock.

Amendment and Termination.  Our board of directors may amend or terminate the 2007 equity incentive plan at any time. Notwithstanding the foregoing, neither the board of directors nor the committee shall, without stockholder approval, amend the plan in any manner that requires stockholder approval. In addition, no amendment that is detrimental to a plan participant may be made to an outstanding option without the consent of the affected participant.

1997 Stock Option Plan and Non-Plan Stock Option

Our board of directors adopted and our shareholders approved our 1997 stock option plan in January 1997. As of March 31, 2007, options to purchase 3,118,485 shares of our common stock were outstanding under our 1997 stock option plan. This plan terminated in January 2007, and no additional options may be granted under this plan. However, all stock options outstanding on the termination of the 1997 stock option plan will continue to be governed by the terms and conditions of the 1997 stock option plan. Options granted under the 1997 stock option plan are subject to terms substantially similar to those described above with respect to options granted under the 2007 equity incentive plan.

In September 2006, our board of directors granted an option to purchase 125,000 shares of our common stock to an employee in the United Kingdom. This option was not granted under our 1997 stock option plan.

2007 Employee Stock Purchase Plan

Background.  Our 2007 employee stock purchase plan is designed to enable eligible employees to periodically purchase shares of our common stock at a discount. Purchases are accomplished through participation in discrete offering periods. Our 2007 employee stock purchase plan is intended to qualify as an employee stock purchase plan under Section 423 of the Internal Revenue Code. Our board of directors adopted our 2007 employee stock purchase plan in February 2007 and our stockholders are expected to approve the plan before the completion of this offering.

Share Reserve.  We have initially reserved 500,000 shares of our common stock for issuance under our 2007 employee stock purchase plan. The number of shares reserved for issuance under our 2007 employee stock purchase plan will increase automatically on the first day of each January, starting with January 1, 2008, by the number of shares equal to 1% of our total outstanding shares as of the immediately preceding December 31st (rounded to the nearest whole share). Our board of directors or compensation committee may reduce the amount of the increase in any particular year. No more than 5,000,000 shares of our common stock may be issued under our 2007 employee stock purchase plan and no other shares may be added to this plan without the approval of our stockholders.

Administration.  Our compensation committee will administer our 2007 employee stock purchase plan. Participation is limited to our employees. Our employees generally are eligible to participate in our 2007 employee stock purchase plan if they are employed by us, or a subsidiary of ours that we designate, for more than 20 hours per week and more than five months in a calendar year. Employees who are 5% stockholders, or would become 5% stockholders as a result of their participation in our 2007 employee stock purchase plan, are ineligible to participate in our 2007 employee stock purchase plan. We may impose additional restrictions on eligibility as well. Under our 2007 employee stock purchase plan, eligible employees may acquire shares of our common stock by accumulating funds through payroll deductions. Our eligible employees may select a rate of payroll deduction between 1% and 15% of their cash compensation. We also have the right to amend or terminate our 2007 employee stock purchase plan and offering periods thereunder. Our 2007 employee stock purchase plan will terminate on the tenth anniversary of the first offering date, unless it is terminated earlier by our board of directors.

Purchase Rights.  When an offering period commences, our employees who meet the eligibility requirements for participation in that offering period are automatically granted a non-transferable option to purchase shares in that offering period. Each offering period may run for no more than 24 months. An employee’s participation automatically ends upon termination of employment for any reason.

Except for the first offering period, each offering period will be for six months (commencing with the first February 15 or August 15 to occur on or after the date that is six months following the date of this prospectus) and will run February 15 to August 14 or August 15 to February 14, as the case may be. The first offering period will begin upon the date of this prospectus and will end on the first February 14 or August 14 to occur on or after the date that is six months following the date of this prospectus.

No participant will have the right to purchase our shares at a rate which, when aggregated with purchase rights under all our employee stock purchase plans that are also outstanding in the same calendar year(s), have a fair market value of more than $25,000, determined as of the first day of the applicable offering period, for each calendar year in which such right is outstanding. The purchase price for shares of our common stock purchased under our 2007 employee stock purchase plan will be 90% of the lesser of the fair market value of our common stock on (i) the first trading day of the applicable offering period and (ii) the last trading day of the applicable offering period.

Change in Control.  In the event of a change in control transaction, our 2007 employee stock purchase plan and any offering periods that commenced prior to the completion of the proposed transaction may terminate on the completion of the proposed transaction and the final purchase of shares will occur on that date, but our compensation committee may instead terminate any such offering period at a different date.

Additional Employee Benefit Plans

Executive Bonus Plans

In January 2006, our board of directors approved a bonus plan for the second six months of fiscal 2006. The plan specified a bonus target for our chief executive officer equal to 65% of his base salary, and 45% of base salary for other executive officers. The bonus criteria consist of: (1) company targets, which consist of 50% weighting for revenue, 25% weighting for profitability and 25% weighting for overall customer satisfaction, (2) individual targets established by our chief executive officer for the particular employee, and (3) a multiplier ranging from 0 to 1.5 based on the executive’s overall performance rating. The actual bonus award is determined according to our company’s and each executive officer’s level of achievement against these performance objectives. If the company objectives are within a specified range, from 50% to 150% of the particular target could be payable. The bonus for fiscal 2006 for our chief executive officer was based entirely on company performance targets, consisting of revenue, profitability and customer satisfaction. For those executives that perform sales functions, the individual targets will typically be based at least in part on an individualized sales commission plan that is directly related to the amount of products sold and that person’s role in the sale.

Our board of directors approved bonus plans for the first and last six months of fiscal 2007 in October 2006 and December 2006, respectively. These target bonuses are based on the overall metrics and formulas used for fiscal 2006, with adjustments in the target company financial performance goals to reflect our growth. The bonus target for our chief executive officer increased to 75% of base salary and the target bonuses remain at 45% of base salary for our other executive officers. Messrs. Combs, Finegan, Weisner and Basart earned bonuses equal to $126,000, $50,000, $65,000 and $50,000, respectively, under the bonus plan for the first six months of fiscal 2007 as a result of having achieved, and in some cases exceeded, the bonus targets specified for the first six months of fiscal 2007. Bonuses for executive officers other than Mr. Combs were paid in March 2007. Mr. Combs’ bonus is expected to be paid before the completion of this offering.

401(k) Plan

We offer a 401(k) plan to all employees who meet specified eligibility requirements. The plan provides for voluntary tax deferred contributions of 1 to 20% of gross compensation subject to certain IRS limitations. Based on approval by our board of directors, we may make matching contributions to the plan. No matching contributions had been made as of March 31, 2007.

Indemnification of Directors and Executive Officers and Limitation of Liability

Our restated certificate of incorporation and bylaws to be in effect upon the completion of this offering will provide that we will indemnify our directors and officers to the fullest extent permitted by Delaware law, as it now exists or may in the future be amended, against all expenses and liabilities reasonably incurred in connection with their service for or on our behalf. Our bylaws provide that we will advance the expenses incurred by a director or officer in advance of the final disposition of an action or proceeding, and permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her action in that capacity, regardless of whether Delaware law would otherwise permit indemnification. In addition, the restated certificate of incorporation provides that our directors will not be personally liable for monetary damages to us for breaches of their fiduciary duty as directors, unless they violate their duty of loyalty to us or our stockholders, act in bad faith, knowingly or intentionally violate the law, authorize illegal dividends or redemptions or derive an improper personal benefit from their action as directors.

We have entered into indemnification agreements with each of our directors and officers. These agreements provide for indemnification for related expenses including attorneys’ fees, judgments, fines and settlement amounts incurred by any of these individuals in any action or proceeding, and obligate us to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified. At present, we are not aware of any pending or threatened litigation or proceeding involving any of our directors, officers, employees or agents in which indemnification would be required or permitted. We believe provisions in our restated certificate of incorporation and indemnification agreements are necessary to attract and retain qualified persons as directors and officers. In addition, we maintain liability insurance which insures our directors and officers against certain losses under certain circumstances.

The limitation of liability and indemnification provisions in our restated certificate of incorporation and bylaws may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and other stockholders. Furthermore, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and officers as required by these indemnification provisions. At present, we are not aware of any pending litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought, and we are not aware of any threatened litigation that may result in claims for indemnification.

RELATED PARTY TRANSACTIONS

In addition to the executive and director compensation arrangements discussed above under “Executive Compensation,” the following is a description of transactions since July 1, 2003 to which we have been a party, in which the amount involved in the transaction exceeds or will exceeds $120,000, and in which any of our directors, executive officers or beneficial holders of more than 5% of our capital stock, or any immediate family member of, or person sharing the household with, any of these individuals, had or will have a direct or indirect material interest.

Sales of our Series G preferred stock

In March 2004, we sold an aggregate of 2,011,488 shares of our Series G preferred stock at $1.74 per share for an aggregate purchase price of approximately $3.5 million. Each share of Series G preferred will convert automatically into one share of our common stock upon the completion of this offering. The following table identifies the number of shares of Series G preferred stock purchased by current holders of more than 5% of our outstanding stock. Although none of our executive officers or directors purchased Series G preferred stock, pursuant to a voting agreement among us and our stockholders, entities affiliated with Crosspoint Venture Partners, Lehman Brothers Venture Partners and Foundation Capital had representatives serving on our board of directors at the time these shares were purchased, and these directors may have been considered to beneficially own the shares purchased by the entities with which they were affiliated. The terms of these purchases were the same as those made available to unaffiliated purchasers.

	Shares of Series G	Aggregate	Percentage of
Investor	Preferred Stock	Purchase Price	Total Issued

Entities affiliated with Crosspoint Venture Partners(1)	706,378	$1,229,099.98	35.1%
Entities affiliated with Lehman Brothers Venture Partners(2)	607,424	1,056,920.89	30.2
Entities affiliated with Foundation Capital(3)	504,222	877,348.54	25.1
Entities affiliated with J.P. Morgan Direct Venture Capital(4)	132,929	231,298.37	6.6

(1)	Represents 633,854 shares held by Crosspoint Venture Partners 2000 Q L.P. and 72,524 shares held by Crosspoint Venture Partners 2000 L.P.

(2)	Represents 351,570 shares held by LB I Group, Inc.; 116,261 shares held by Lehman Brothers P.A LLC; 73,627 shares held by Lehman Brothers Venture Capital Partners II, L.P.; 52,381 shares held by Lehman Brothers Partnership Account 2000/2001, L.P.; and 13,585 shares held by Lehman Brothers Offshore Partnership Account 2000/2001, L.P.

(3)	Represents 491,113 shares held by Foundation Capital Leadership Fund, L.P. and 13,109 shares held by Foundation Capital Leadership Principals Fund, LLC.

(4)	Represents 116,711 shares held by JP Morgan Direct Venture Capital Institutional Investors LLC; 15,554 shares held by J.P. Morgan Direct Venture Capital Private Investors LLC and 664 shares held by 522 Fifth Avenue Fund, L.P.

Sales of our Series H Preferred Stock

In October 2004, we sold an aggregate of 4,716,978 shares of our Series H preferred stock at $2.12 per share for an aggregate purchase price of approximately $10.0 million. Each share of preferred will convert automatically into one share of our common stock upon the completion of this offering. The following table identifies the number of shares of Series H preferred stock purchased by current holders of more than 5% of our outstanding stock. Although none of our executive officers or directors purchased Series H preferred stock, pursuant to a voting agreement among us and our stockholders, entities affiliated with Crosspoint Venture Partners, Lehman Brothers Venture Partners and Foundation Capital had representatives serving on our board of directors at the time these shares were purchased, and these directors may have been considered to beneficially own the shares purchased by the entities with which they were affiliated. The terms of these purchases were the same as those made available to unaffiliated purchasers.

	Shares of Series H	Aggregate	Percentage of
Investor	Preferred Stock	Purchase Price	Total Issued

Entities affiliated with Crosspoint Venture Partners(1)	1,729,575	$3,666,699.64	36.7%
Entities affiliated with Lehman Brothers Venture Partners(2)	1,424,409	3,019,749.41	30.2
Entities affiliated with Foundation Capital(3)	1,234,594	2,617,340.34	26.2
Entities affiliated with J.P. Morgan Direct Venture Capital(4)	325,480	690,018.66	6.9

(1)	Represents 1,551,998 shares held by Crosspoint Venture Partners 2000 Q L.P. and 177,577 shares held by Crosspoint Venture Partners 2000 L.P.

(2)	Represents 824,431 shares held by LB I Group, Inc.; 272,632 shares held by Lehman Brothers P.A LLC; 172,655 shares held by Lehman Brothers Venture Capital Partners II, L.P.; 122,834 shares held by Lehman Brothers Partnership Account 2000/2001, L.P.; and 31,857 shares held by Lehman Brothers Offshore Partnership Account 2000/2001, L.P.

(3)	Represents 1,202,527 shares held by Foundation Capital Leadership Fund, L.P. and 32,067 shares held by Foundation Capital Leadership Principals Fund, LLC.

(4)	Represents 285,769 shares held by JP Morgan Direct Venture Capital Institutional Investors LLC; 38,084 shares held by J.P. Morgan Direct Venture Capital Private Investors LLC and 1,627 shares held by 522 Fifth Avenue Fund, L.P.

Stockholder and other agreements

In connection with the sale of our Series G and Series H Preferred Stock, we entered into agreements that grant customary preferred stock rights to all of our major preferred stock investors, including holders of more than 5% of our outstanding stock. These rights include registration rights, rights of first refusal, information rights, co-sale rights with respect to stock transfers, a voting agreement providing for the election of investor designees to the board of directors, information rights and other similar rights. The Seventh Amended and Restated Rights Agreement, which contains the registration rights and many of the other rights described above, is filed as an exhibit to the registration statement of which this prospectus is a part. All of these rights, other than the registration rights, will terminate upon the completion of this offering. For a description of the registration rights, please see the section entitled “Description of Capital Stock — Registration Rights.”

Underwriters

Lehman Brothers Inc. and J.P. Morgan Securities Inc. are acting as underwriters of this offering, and we will enter into an underwriting agreement with them. For a description of the terms of the underwriting agreement, see the section entitled “Underwriting.” Entities affiliated with Lehman Brothers Inc. and J.P. Morgan Securities Inc. beneficially own 22.7% and 5.3%, respectively, of our outstanding capital stock as of May 31, 2007.

Review, Approval or Ratification of Transactions with Related Parties

Our policy and the charters of our nominating and corporate governance committee and our audit committee adopted by our board of directors on June 1, 2007 require that any transaction with a related party that must be reported under applicable rules of the SEC, other than compensation-related matters, must be reviewed and approved or ratified by our nominating and corporate governance committee, unless the related party is, or is associated with, a member of that committee, in which event the transaction must be reviewed and approved by our audit committee. These committees have not yet adopted policies or procedures for review of, or standards for approval of, these transactions but intend to do so in the future.

PRINCIPAL STOCKHOLDERS

The following table presents information as to the beneficial ownership of our common stock as of May 31, 2007, as adjusted to reflect the sale of common stock offered by us in this offering, by:

•	each of the executive officers listed in the summary compensation table;

•	each of our directors;

•	all of our directors and executive officers as a group; and

•	each stockholder known by us to be the beneficial owner of more than 5% of our common stock.

We have determined beneficial ownership in accordance with the rules of the SEC. Unless otherwise indicated below, to our knowledge, the persons and entities named in the table have sole voting and sole investment power with respect to all shares beneficially owned, subject to applicable community property laws. Shares of our common stock subject to options that are currently exercisable or exercisable within 60 days of May 31, 2007 are deemed to be outstanding and to be beneficially owned by the person holding the options for the purpose of computing the percentage ownership of that person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

The number of shares beneficially owned and percentage of our common stock outstanding before the offering is based on 33,367,249 shares of our common stock outstanding on May 31, 2007, assuming the conversion of all outstanding shares of our preferred stock into 23,316,406 shares of common stock immediately prior to the completion of this offering. The number of shares of common stock outstanding after this offering includes the shares of common stock offered under this prospectus. Except as otherwise noted below, the address for each person or entity listed in the table is c/o ShoreTel, Inc., 960 Stewart Drive, Sunnyvale, CA 94085.

	Number of	Percentage of Shares
	Shares	Beneficially Owned
	Beneficially	Before	After
Name of Beneficial Owner	Owned	Offering	Offering
Directors and Named Executive Officers
John W. Combs(1)	2,081,779	6.2%	5.0%
John Finegan(2)	279,000	*	*
Walter Weisner(3)	239,999	*	*
Joseph A. Vitalone(4)	315,500	*	*
Edwin J. Basart(5)	777,476	2.3	1.9
Mark F. Bregman	—	*	*
Gary J. Daichendt	—	*	*
Kenneth D. Denman	—	*	*
Charles D. Kissner(6)	50,000	*	*
Thomas van Overbeek(7)	1,351,296	4.0	3.3
Edward F. Thompson(8)	50,000	*	*
All directors and executive officers as a group (14 persons)(9)	5,680,549	16.5	13.4
5% Stockholders
Entities affiliated with Crosspoint Venture Partners(10)	9,321,548	27.9	22.6
Entities affiliated with Foundation Capital(11)	6,815,679	20.4	16.5
Entities affiliated with J.P. Morgan Direct Venture Capital(12)	1,760,553	5.3	4.3
Entities affiliated with Lehman Brothers Venture Partners(13)	7,566,831	22.7	18.3

*	Less than 1%

(1)	Consists of shares issued upon early exercise of a stock option, a portion of which shares remain subject to vesting. The vesting schedule for these shares is described in footnote 3 to the “Outstanding Option Awards at June 30, 2006” table under “Executive Compensation.”
(footnotes continued on next page)

(2)	Consists of 208,395 shares issued upon early exercise of stock options, a portion of which shares remain subject to vesting, and 70,605 shares subject to outstanding stock options, which options are immediately exercisable subject to our lapsing right of repurchase upon termination of service or employment. The vesting schedules for these shares and stock options are described in footnotes 4-6 to the “Outstanding Option Awards at June 30, 2006” table under “Executive Compensation.” Mr. Finegan ceased serving as our Chief Financial Officer in May 2007.

(3)	Consists of 82,500 shares issued upon early exercise of a stock option, a portion of which shares remain subject to vesting, and 157,499 shares subject to immediately exercisable stock options subject to our lapsing right of repurchase upon termination of service or employment. The vesting schedules for these shares and stock option are described in footnote 7 to the “Outstanding Option Awards at June 30, 2006” table under “Executive Compensation.”

(4)	Consists of 132,750 shares issued upon early exercise of a stock option, a portion of which shares remain subject to vesting, and 182,750 shares subject to outstanding stock options, which options are immediately exercisable subject to our lapsing right of repurchase upon termination of service or employment. The vesting schedules for these shares and stock option are described in footnote 8 to the “Outstanding Option Awards at June 30, 2006” table under “Executive Compensation.”

(5)	Consists of 452,000 shares held by Mr. Basart, and 325,476 shares subject to outstanding stock options, which options are immediately exercisable subject to our lapsing right of repurchase upon termination of service or employment. The vesting schedules for these stock options are described in footnotes 9-12 to the “Outstanding Option Awards at June 30, 2006” table under “Executive Compensation.”

(6)	Consists of shares issued upon early exercise of a stock option, all of which shares remain subject to vesting in accordance with the vesting schedule described in footnote 2 to the Director Compensation table under “Management — Director Compensation.”

(7)	Consists of 1,344,004 shares held by Mr. van Overbeek and 7,292 shares issuable upon exercise of outstanding stock options which shares will be exercisable within sixty days of May 31, 2007.

(8)	Consists of shares issued upon early exercise of a stock option, of which 50,000 shares remain subject to vesting in accordance with the vesting schedule described in footnote 3 to the Director Compensation table.

(9)	Includes 769,102 shares subject to our lapsing right of repurchase upon termination of service or employment and 1,104,121 shares issuable upon exercise of immediately exercisable stock options, of which 719,445 shares, if these options are exercised in full, will be subject to our lapsing right of repurchase upon termination of service or employment, which rights in each case lapse according to the vesting schedule of the original options.

(10)	Consists of 8,915,465 shares held by Crosspoint Venture Partners 2000 Q, L.P., 1,020,091 shares held by Crosspoint Venture Partners 2000, L.P., 1,015,392 shares held by Crosspoint Venture Partners 1996, L.P., and 700,987 shares held by Crosspoint Venture Partners LS 2000, L.P. Crosspoint Associates 2000, L.L.C. is the general partner of Crosspoint Venture Partners 2000 Q, L.P., Crosspoint Venture Partners 2000, L.P. and Crosspoint Venture Partners LS 2000, L.P. Crosspoint Associates 1996, L.L.C. is the general partner of Crosspoint Venture Partners 1996, L.P. Seth D. Neiman, a managing member of Crosspoint Associates 2000, L.L.C. and Crosspoint Associates 1996, L.L.C., has voting and investment authority over the shares held by Crosspoint Venture Partners 2000 Q, L.P., Crosspoint Venture Partners 2000, L.P., Crosspoint Venture Partners 1996, L.P. and Crosspoint Venture Partners LS 2000, L.P. The address of Crosspoint Venture Partners is 2925 Woodside Road, Woodside, CA 94062.

(11)	Consists of 5,122,994 shares held by Foundation Capital, L.P., 2,753,934 shares held by Foundation Capital Leadership Fund, L.P., 569,220 shares held by Foundation Capital Entrepreneurs Fund, L.L.C. and 73,453 shares held by Foundation Capital Leadership Principals Fund, L.L.C. Foundation Capital Management, L.L.C. is the general partner of Foundation Capital, L.P. and managing member of Foundation Capital Entrepreneurs, L.L.C. Jim Anderson, William Elmore, Kathryn Gould and Paul Koontz are the managing members of Foundation Capital Management, L.L.C. and share voting and investment control over the shares. The managing members of Foundation Capital Management, L.L.C. disclaim beneficial ownership of the shares, except to the extent of their direct pecuniary interest in the shares. Foundation Capital Leadership
(footnotes continued on next page)

Management Company, L.L.C. is the general partner of Foundation Capital Leadership Fund, L.P. and managing member of Foundation Capital Leadership Principals Fund, L.L.C. William Elmore, Kathryn Gould, Adam Grosser, Paul Koontz, and Mike Schuh are the managing members of Foundation Capital Leadership Management Company, L.L.C. and share voting and investment power of the shares. The managing members of Foundation Capital Leadership Management Company, L.L.C. disclaim beneficial ownership of the shares, except to the extent of their direct pecuniary interest in the shares. Each of these entities is affiliated with Foundation Capital. The address of Foundation Capital is 70 Willow Road, Suite 200, Menlo Park, CA 94025.

(12)	Consists of 1,902,556 shares held by J.P. Morgan Direct Venture Capital Institutional Investors LLC, 253,548 shares held by J.P. Morgan Direct Venture Capital Private Investors LLC and 44,589 shares held by 522 Fifth Avenue Fund, L.P. JPMorgan Chase Bank, N.A. serves as investment advisor of J.P. Morgan Direct Venture Capital Institutional Investors LLC. J.P. Morgan Investment Management Inc. serves as investment advisor of J.P. Morgan Direct Venture Capital Private Investors LLC. J.P. Morgan Investment Management Inc. serves as investment advisor of 522 Fifth Avenue Fund, L.P. Jarrod Fong and Lawrence Unrein, portfolio managers for J.P. Morgan Direct Venture Capital Institutional Investors LLC, J.P. Morgan Direct Venture Capital Private Investors LLC and 522 Fifth Avenue Fund, L.P., share voting and investment control over the shares held by these entities. The address of J.P. Morgan Direct Venture Capital is 245 Park Avenue, New York, NY 10167. These stockholders are affiliated with J.P. Morgan Securities Inc., which is acting as an underwriter of this offering.

(13)	Consists of 4,004,491 shares held by Lehman Brothers VC Partners 2002 L.P., 1,810,365 shares held by Lehman Brothers P.A. LLC, 1,410,001 shares held by LB I Group Inc., 1,146,489 shares held by Lehman Brothers Venture Capital Partners II, L.P., 815,656 shares held by Lehman Brothers Partnership Account 2000/2001, L.P. and 211,538 shares held by Lehman Brothers Offshore Partnership Account 2000/2001, L.P. Lehman Brothers Holdings Inc., a reporting company under the Securities Exchange Act of 1934, has voting and investment control over the shares held by these entities. The address of Lehman Brothers Venture Partners is 3000 Sand Hill Road, Building 3, Suite 190, Menlo Park, CA 94025. These stockholders are affiliated with Lehman Brothers Inc., which is acting as an underwriter of this offering.

DESCRIPTION OF CAPITAL STOCK

Upon consummation of this offering, our authorized capital stock will consist of 500,000,000 shares of common stock, $0.001 par value per share, and 5,000,000 shares of preferred stock, $0.001 par value per share. A description of the material terms and provisions of our certificate of incorporation and bylaws affecting the rights of holders of our capital stock is set forth below. The description is intended as a summary, and is qualified in its entirety by reference to the form of our restated certificate of incorporation and the form of our bylaws to be adopted prior to the completion of this offering that will be filed with the registration statement of which this prospectus is a part.

As of May 31, 2007, and after giving effect to the automatic conversion of all of our outstanding preferred stock into common stock upon completion of this offering, there were outstanding:

•	33,367,249 shares of our common stock held by approximately 225 stockholders;

•	4,515,431 shares issuable upon exercise of outstanding stock options; and

•	70,883 shares issuable upon exercise of outstanding warrants.

Common Stock

Dividend Rights.  Subject to preferences that may apply to shares of preferred stock outstanding at the time, the holders of outstanding shares of our common stock are entitled to receive dividends out of funds legally available if our board of directors, in its discretion, determines to issue dividends and only then at the times and in the amounts that our board of directors may determine.

Voting Rights.  Each holder of common stock is entitled to one vote for each share of common stock held on all matters submitted to a vote of stockholders. Our certificate of incorporation eliminates the right of stockholders to cumulate votes for the election of directors. Our certificate of incorporation establishes a classified board of directors, to be divided into three classes with staggered three-year terms. Only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms.

No Preemptive or Similar Rights.  Our common stock is not entitled to preemptive rights and is not subject to conversion, redemption or sinking fund provisions.

Right to Receive Liquidation Distributions.  Upon our dissolution, liquidation or winding-up, the assets legally available for distribution to our shareholders are distributable ratably among the holders of our common stock, subject to prior satisfaction of all outstanding debt and liabilities and the preferential rights and payment of liquidation preferences, if any, on any outstanding shares of preferred stock.

Preferred Stock

Upon the completion of this offering, each outstanding share of preferred stock will be converted into common stock.

Following this offering, we will be authorized, subject to limitations prescribed by Delaware law, to issue preferred stock in one or more series, to establish from time to time the number of shares to be included in each series and to fix the designation, powers, preferences and rights of the shares of each series and any of its qualifications, limitations or restrictions. Our board of directors can also increase or decrease the number of shares of any series, but not below the number of shares of that series then outstanding, without any further vote or action by our stockholders. Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of the common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control of our company and may adversely affect the market price of our common stock and the voting and other rights of the holders of common stock. We have no current plan to issue any shares of preferred stock.

Options

As of May 31, 2007, we had outstanding options to purchase 4,515,431 shares of our common stock under our 1997 stock option plan, our 2007 equity incentive plan and a non-plan stock option.

Warrants

As of May 31, 2007, we had outstanding five warrants to purchase an aggregate of 70,883 shares of our common stock or preferred stock, at a weighted average exercise price of $2.77 per share, of which 62,367 shares are issuable upon exercise of warrants to purchase shares of Series F preferred stock and 5,336 shares are issuable upon exercise of warrants to purchase Series E preferred stock, which will become exercisable for shares of our common stock upon the completion of this offering. The exercise price of each warrant may be paid either in cash or by surrendering the right to receive shares of common stock having a value equal to the exercise price. The largest of the five warrants is a warrant to purchase 62,367 shares that expires in 2013.

Registration Rights

Following this offering, certain holders of shares of our common stock and common stock issued upon conversion of our preferred stock and warrants will be entitled to rights with respect to the registration of a total of 27,487,771 shares under the Securities Act, as described below.

Demand registration rights.  At any time beginning six months after the completion of this offering, upon the request of holders of at least a majority of the shares having registration rights, or of holders requesting registration of shares having an aggregate value of at least $20.0 million, we will be obligated to use our best efforts to register such shares. We are required to file no more than two registration statements upon exercise of these demand registration rights. We may postpone the filing of a registration statement for up to 90 days once in a 12-month period if we determine that the filing would be seriously detrimental to us and our stockholders.

Piggyback registration rights.  If we register any of our securities for public sale, the stockholders with registration rights will have the right to include their shares in the registration statement. However, this right does not apply to a registration relating to any of our employee benefit plans or a corporate reorganization. The managing underwriter of any underwritten offering will have the right to limit, due to marketing reasons, the number of shares registered by these holders to 25% of the total shares covered by the registration statement.

Form S-3 registration rights.  If we register any securities for public sale, the holders of at least 20% of the shares having registration rights can request that we register all or a portion of their shares on Form S-3 if we are eligible to file a registration statement on Form S-3 and the aggregate price to the public of the shares offered is at least $1.0 million. We are required to file no more than two registration statements on Form S-3 upon exercise of these rights 3 per 12-month period. We may postpone the filing of a registration statement on Form S-3 for up to 90 days once in a 12-month period if we determine that the filing would be seriously detrimental to us and our stockholders.

Registration expenses.  We will pay all expenses incurred in connection with each of the registrations described above, except for underwriters’ and brokers’ discounts and commissions. However, we will not pay for any expenses of any demand registration if the request is subsequently withdrawn by a majority of the holders requesting that we file such a registration statement, subject to limited exceptions.

Expiration of registration rights.  The registration rights described above will expire five years after this offering is completed. The registration rights will terminate earlier with respect to a particular stockholder to the extent the shares held by and issuable to such holder may be sold under Rule 144 of the Securities Act in any 90 day period.

Holders of substantially all of our shares with these registration rights have signed agreements with the underwriters prohibiting the exercise of their registration rights for 180 days, subject to a possible extension of up to 34 additional days beyond the end of such 180-day period, following the date of this prospectus. These agreements are described below under the section entitled “Underwriting.”

Anti-takeover Provisions

Some of the provisions of Delaware law, our restated certificate of incorporation and our bylaws may have the effect of delaying, deferring or discouraging another person from acquiring control of our company.

Delaware Law

After we reincorporate in Delaware, we will be subject to the provisions of Section 203 of the Delaware General Corporation Law regulating corporate takeovers. This section prevents some Delaware corporations from engaging, under some circumstances, in a business combination, which includes a merger or sale of at least 10% of the corporation’s assets with any interested stockholder, meaning a stockholder who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own 15% or more of the corporation’s outstanding voting stock, unless:

•	the transaction is approved by the board of directors prior to the time that the interested stockholder became an interested stockholder;

•	upon consummation of the transaction which resulted in the stockholder’s becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced; or

•	at or subsequent to such time that the stockholder became an interested stockholder the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders by at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

A Delaware corporation may “opt out” of these provisions with an express provision in its original certificate of incorporation or an express provision in its certificate or incorporation or bylaws resulting from a stockholders’ amendment approved by at least a majority of the outstanding voting shares. We do not plan to “opt out” of these provisions. The statute could prohibit or delay mergers or other takeover or change in control attempts and, accordingly, may discourage attempts to acquire us.

Charter and Bylaw Provisions

After we reincorporate in Delaware, we expect that our restated certificate of incorporation or bylaws will provide that:

•	following the completion of this offering, no action shall be taken by our stockholders except at an annual or special meeting of our stockholders called in accordance with our bylaws and that our stockholders may not act by written consent;

•	our stockholders may not call special meetings of our stockholders or fill vacancies on our board of directors;

•	our board of directors is divided into three classes and the directors in each class will serve for a three-year term, with our stockholders electing one class each year;

•	our board of directors may designate the terms of and issue a new series of preferred stock with voting or other rights without stockholder approval;

•	the approval of holders of two-thirds of the shares entitled to vote at an election of directors will be required to adopt, amend or repeal our bylaws or amend or repeal the provisions of our bylaws or repeal the provisions of our certificate of incorporation regarding the fixing of the authorized number of directors, the election and removal of directors the classification of our board of directors into three classes, indemnification of directors and the ability of stockholders to take action or call special meetings of stockholders;

•	a majority of the authorized number of directors will have the power to adopt, amend or repeal our bylaws without stockholder approval

•	our stockholders may not cumulate votes in the election of directors;

•	directors can only be removed for cause by the holders of at least two-thirds of the shares entitled to vote at an election of directors;

•	we will indemnify directors and officers against losses that they may incur in investigations and legal proceedings resulting from their services to us, which may include services in connection with takeover defense measures.

These provisions of our restated certificate of incorporation or bylaws may have the effect of delaying, deferring or discouraging another person or entity from acquiring control of us.

NASDAQ Global Market Listing

We have applied to list our common stock on the NASDAQ Global Market under the trading symbol “SHOR.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Computershare Trust Company, N.A.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock, and we cannot predict the effect, if any, that market sales of shares of our common stock or the availability of shares of our common stock for sale will have on the market price of our common stock prevailing from time to time. Nevertheless, sales of substantial amounts of our common stock, including shares issued upon exercise of outstanding options and warrants, in the public market after this offering could adversely affect market prices prevailing from time to time and could impair our ability to raise capital through the sale of our equity securities.

Upon the completion of this offering, based on the number of shares outstanding as of May 31, 2007, and after giving effect to the automatic conversion of all outstanding shares of our preferred stock into common stock immediately prior to completion of this offering, we will have 41,267,249 shares of common stock outstanding, assuming no exercise of the underwriters’ option to purchase additional shares and no exercise of outstanding options and warrants. All of the shares sold in this offering will be freely tradable, except that any shares held by our affiliates (as that term is defined in Rule 144 under the Securities Act) may only be sold in compliance with the limitations described below.

Sales of Restricted Securities

The remaining 33,367,249 shares of common stock will be deemed restricted securities as defined under Rule 144. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144, 144(k) or 701 promulgated under the Securities Act, which rules are summarized below. In addition, as a result of the lock-up agreements described below and the provisions of Rule 144 and Rule 701 (subject in some cases to a right of repurchase by us), these shares of our common stock (excluding the shares sold in this offering) will be available for sale in the public market as follows (subject in some cases to volume limitations under Rule 144):

•	no shares will be eligible for sale on the date of this prospectus;

•	32,899,655 shares will be eligible for sale upon the expiration of lock-up agreements, as described below under “Underwriters,” beginning on the 181st day (subject to a possible extension of up to 34 additional days), after the date of this prospectus, subject to early release by Lehman Brothers Inc. and J.P. Morgan Securities Inc., in their sole discretion and subject in some cases to the provisions of Rule 144 under the Securities Act of 1933; and

•	the remainder of the shares will be eligible for sale in the public market from time to time thereafter upon the lapse of our right of repurchase with respect to any unvested shares.

Lock-up Agreements

We will enter into a lock-up agreement with the underwriters, and all of our directors and officers and the holders of substantially all of our outstanding shares, stock options and warrants have entered into or will enter into lock-up agreements with the underwriters. Under the agreement, we may not issue any new shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock, and the holders of common stock, options and warrants may not sell, transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock without the prior written consent of Lehman Brothers Inc. and J.P. Morgan Securities Inc. for a period of 180-days, subject to specified exceptions and a possible extension of up to 34 additional days beyond the end of such 180 day period, after the date of this prospectus. These agreements are described below under the section entitled “Underwriting.”

Rule 144

In general, under Rule 144 promulgated under the Securities Act as currently in effect, a person, or group of persons whose shares are required to be aggregated, who has beneficially owned shares that are restricted securities as defined in Rule 144 for at least one year is entitled to sell, within any three-month period commencing 90 days after the date of this prospectus, a number of shares that does not exceed the greater of:

•	1% of the then outstanding shares of our common stock, which will be approximately 412,647 shares immediately after this offering; or

•	the average weekly trading volume in our common stock on the NASDAQ Global Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

In addition, a person who is not deemed to have been an affiliate at any time during the three months preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years would be entitled to sell these shares under Rule 144(k) without regard to the requirements described above. To the extent that shares were acquired from one of our affiliates, a person’s holding period for the purpose of effecting a sale under Rule 144 would commence on the date of transfer from the affiliate.

Rule 701

In general, under Rule 701 of the Securities Act, any of our employees, directors, officers, consultants or advisors who purchased shares from us in connection with a compensatory stock or option plan or other written agreement is eligible to resell those shares in reliance on Rule 144, but without compliance with specified restrictions, including the holding period contained in Rule 144. However, all shares issued under Rule 701 are subject to 180-day lock-up agreements and will only become eligible for sale at the expiration of such agreements.

Registration Rights

Following this offering, certain holders of shares of our common stock and common stock issued upon conversion of our preferred stock and warrants, or their transferees, will be entitled to rights with respect to the registration of a total of 27,487,771 shares under the Securities Act, as described above. For a description of these registration rights, please see “Description of Capital Stock — Registration Rights.” After these shares are registered, they will be freely tradable without restriction under the Securities Act.

Stock Options

As of May 31, 2007, options to purchase a total of 4,515,431 shares of our common stock were outstanding. We intend to file a registration statement on Form S-8 under the Securities Act to register all shares of our common stock subject to outstanding options, all shares of our common stock issued upon exercise of stock options and all shares of our common stock issuable under our equity incentive and employee stock purchase plans. Accordingly, shares of our common stock issued under these plans will be eligible for sale in the public markets, subject to vesting restrictions and the lock-up agreements described above.

UNDERWRITING

Lehman Brothers Inc. and J.P. Morgan Securities Inc. are acting as the representatives of the underwriters and the joint book-running managers of this offering. Subject to the terms and conditions of an underwriting agreement, each of the underwriters named below has severally agreed to purchase from us the respective number of common stock shown opposite its name below:

Underwriters	Number of Shares

Lehman Brothers Inc.
J.P. Morgan Securities Inc.
Piper Jaffray & Co.
JMP Securities LLC
Wedbush Morgan Securities Inc.

Total	7,900,000

The underwriters are committed to purchase all the shares of common stock offered by us if they purchase any shares. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.

The underwriting agreement provides that the underwriters’ obligation to purchase shares of common stock depends on the satisfaction of the conditions contained in the underwriting agreement including:

•	the representations and warranties made by us to the underwriters are true;

•	there is no material change in our business or the financial markets; and

•	we deliver customary closing documents to the underwriters.

Commissions and Expenses

The following table summarizes the underwriting discounts and commissions we will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares. The underwriting fee is the difference between the initial price to the public and the amount the underwriters pay to us for the shares.

	No Exercise	Full Exercise

Per share	$	$
Total	$	$

The representatives of the underwriters have advised us that the underwriters propose to offer the shares of common stock directly to the public at the public offering price on the cover of this prospectus and to selected dealers, which may include the underwriters, at such offering price less a selling concession not in excess of $      per share. After the completion of the initial public distribution, the representatives may change the offering price and other selling terms.

The expenses of the offering that are payable by us are estimated to be $2.2 million (excluding underwriting discounts and commissions).

Option to Purchase Additional Shares

We have granted the underwriters an option exercisable for 30 days after the date of this prospectus, to purchase, from time to time, in whole or in part, up to an aggregate of 1,185,000 shares at the public offering price less underwriting discounts and commissions. This option may be exercised if the underwriters sell more than 7,900,000 shares in connection with this offering. To the extent that this option is exercised, each underwriter will be obligated, subject to certain conditions, to purchase its pro rata portion of these additional shares based on the underwriter’s underwriting commitment in the offering as indicated in the table at the beginning of this Underwriting section.

Lock-Up Agreements

We, our executive officers and directors, and substantially all of our securityholders have agreed that, subject to certain exceptions, without the prior written consent of each of Lehman Brothers Inc. and J.P. Morgan Securities Inc., we and they will not directly or indirectly, (1) offer for sale, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, pledge, or otherwise transfer or dispose of (or enter into any transaction or device that is designed to, or could be expected to, result in the disposition by any person at any time in the future of) any shares of common stock (including, without limitation, shares of common stock that may be deemed to be beneficially owned by us or them in accordance with the rules and regulations of the Securities and Exchange Commission and shares of common stock that may be issued upon exercise of any options or warrants) or securities convertible into or exercisable or exchangeable for common stock, (2) enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock, (3) make any demand for or exercise any right or file or cause to be filed a registration statement, including any amendments thereto, with respect to the registration of any shares of common stock or securities convertible, exercisable or exchangeable into common stock or any of our other securities, or (4) publicly disclose the intention to do any of the foregoing for a period of 180 days after the date of this prospectus.

The 180-day restricted period described in the preceding paragraph will be extended if:

•	during the last 17 days of the 180-day restricted period we issue an earnings release or material news or a material event relating to us occurs; or

•	prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period,

in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on and including the date of the issuance of the earnings release or the announcement of the material news or occurrence of a material event, unless such extension is waived in writing by Lehman Brothers Inc. and J.P. Morgan Securities Inc.

Offering Price Determination

Prior to this offering, there has been no public market for our common stock. The initial public offering price will be negotiated between the representatives and us. In determining the initial public offering price of our common stock, the representatives will consider:

•	the history and prospects for the industry in which we compete;

•	our financial information;

•	the ability of our management and our business potential and earning prospects;

•	the prevailing securities markets at the time of this offering; and

•	the recent market prices of, and the demand for, publicly traded shares of generally comparable companies.

We have applied to list our common stock on the NASDAQ Global Market under the trading symbol “SHOR.”

Neither we nor the underwriters can assure investors that an active trading market will develop for our common stock, or that the shares will trade in the public market at or above the initial public offering price.

Indemnification

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make for these liabilities.

Stabilization, Short Positions and Penalty Bids

The representatives may engage in stabilizing transactions, short sales and purchases to cover positions created by short sales, and penalty bids or purchases for the purpose of pegging, fixing or maintaining the price of the common stock, in accordance with Regulation M under the Securities Exchange Act of 1934:

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	A short position involves a sale by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase in the offering, which creates the syndicate short position. This short position may be either a covered short position or a naked short position. In a covered short position, the number of shares involved in the sales made by the underwriters in excess of the number of shares they are obligated to purchase is not greater than the number of shares that they may purchase by exercising their option to purchase additional shares. In a naked short position, the number of shares involved is greater than the number of shares in their option to purchase additional shares. The underwriters may close out any short position by either exercising their option to purchase additional shares and/or purchasing shares in the open market. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through their option to purchase additional shares. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions.

•	Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of the common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the NASDAQ Global Market or otherwise and, if commenced, may be discontinued at any time.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

Electronic Distribution

A prospectus in electronic format may be made available on the Internet sites or through other online services maintained by one or more of the underwriters and/or selling group members participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter or selling group member, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the representatives on the same basis as other allocations.

Other than the prospectus in electronic format, the information on any underwriter’s or selling group member’s web site and any information contained in any other web site maintained by an underwriter or selling group member is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter or selling group member in its capacity as underwriter or selling group member and should not be relied upon by investors.

Discretionary Sales

The underwriters have informed us that they do not intend to confirm sales to discretionary accounts that exceed 5% of the total number of shares offered by them or without the prior specific written approval of the customer.

Stamp Taxes

If you purchase shares of common stock offered in this prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus.

Relationships/NASD Conduct Rules

Certain of the underwriters and their affiliates may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us in the ordinary course of their business, for which they may receive customary fees and commissions. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans.

Immediately prior to the consummation of this offering, affiliates of Lehman Brothers Inc. beneficially owned 22.7% of our outstanding voting securities, and affiliates J.P. Morgan Securities Inc. beneficially owned 5.3% of our outstanding voting securities. In addition, Brian K. Paul, a partner at Lehman Brothers Venture Partners, which is an affiliate of Lehman Brothers Inc., was a member of our board of directors until May 2007. Because of these relationships, this offering is being conducted in accordance with Rule 2720 of the National Association of Securities Dealers, Inc., or NASD. This rule requires that the initial public offering price for our shares cannot be higher than the price recommended by a “qualified independent underwriter,” as defined by the NASD. Piper Jaffray & Co. is serving as a qualified independent underwriter and will assume the customary responsibilities of acting as a qualified independent underwriter in pricing the offering and conducting due diligence. We have agreed to indemnify Piper Jaffray & Co. against any liabilities arising in connection with its role as a qualified independent underwriter, including liabilities under the Securities Act.

Selling Restrictions

European Economic Area

In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a relevant member state), with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state (the relevant implementation date), an offer of shares described in this prospectus may not be made to the public in that relevant member state prior to the publication of a prospectus in relation to the shares that has been approved by the competent authority in that relevant member state or, where appropriate, approved in another relevant member state and notified to the competent authority in that relevant member state, all in accordance with the Prospectus Directive, except that, with effect from and including the relevant implementation date, an offer of securities may be offered to the public in that relevant member state at any time:

•	to any legal entity that is authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities; or

•	to any legal entity that has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

•	in any other circumstances that do not require the publication of a prospectus pursuant to Article 3 of the Prospectus Directive.

Each purchaser of shares described in this prospectus located within a relevant member state will be deemed to have represented, acknowledged and agreed that it is a “qualified investor” within the meaning of Article 2(1)(e) of the Prospectus Directive.

For purposes of this provision, the expression an “offer to the public” in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe the securities, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state, and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each relevant member state.

The sellers of the shares have not authorized and do not authorize the making of any offer of shares through any financial intermediary on their behalf, other than offers made by the underwriters with a view to the final placement of the shares as contemplated in this prospectus. Accordingly, no purchaser of the shares, other than the underwriters, is authorized to make any further offer of the shares on behalf of the sellers or the underwriters.

United Kingdom

This prospectus is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive (“Qualified Investors”) that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant persons should not act or rely on this document or any of its contents.

France

Neither this prospectus nor any other offering material relating to the shares described in this prospectus has been submitted to the clearance procedures of the Autorité des Marchés Financiers or by the competent authority of another member state of the European Economic Area and notified to the Autorité des Marchés Financiers. The shares have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France. Neither this prospectus nor any other offering material relating to the shares has been or will be:

•	released, issued, distributed or caused to be released, issued or distributed to the public in France; or

•	used in connection with any offer for subscription or sale of the shares to the public in France.

Such offers, sales and distributions will be made in France only:

•	to qualified investors (investisseurs qualifiés) and/or to a restricted circle of investors (cercle restreint d’investisseurs), in each case investing for their own account, all as defined in, and in accordance with, Article L.411-2, D.411-1, D.411-2, D.734-1, D.744-1, D.754-1 and D.764-1 of the French Code monétaire et financier; or

•	to investment services providers authorized to engage in portfolio management on behalf of third parties; or

•	in a transaction that, in accordance with article L.411-2-II-1°-or-2°-or 3°of the French Code monétaire et financier and article 211-2 of the General Regulations (Règlement Général) of the Autorité des Marchés Financiers, does not constitute a public offer (appel public à l’épargne).

The shares may be resold directly or indirectly, only in compliance with Articles L.411-1, L.411-2, L.412-1 and L.621-8 through L.621-8-3 of the French Code monétaire et financier.

LEGAL MATTERS

The validity of the shares of common stock offered hereby will be passed upon for us by Fenwick & West LLP, Mountain View, California. Wilson Sonsini Goodrich & Rosati, P.C., Palo Alto, California, is acting as counsel to the underwriters.

EXPERTS

The consolidated financial statements of ShoreTel, Inc. and subsidiaries at June 30, 2005 and 2006, and for each of the three years in the period ended June 30, 2006, included in this prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules filed therewith. For further information about us and the common stock offered hereby, we refer you to the registration statement and the exhibits and schedules filed thereto. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement. Upon completion of this offering, we will be required to file periodic reports, proxy statements, and other information with the SEC pursuant to the Securities Exchange Act of 1934. You may read and copy this information at the Public Reference Room of the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the public reference rooms by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet website that contains reports, proxy statements and other information about issuers, like us, that file electronically with the SEC. The address of that site is www.sec.gov.

SHORETEL, INC. AND SUBSIDIARIES

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

The accompanying consolidated financial statements give effect to a 1-for-10 reverse stock split of the common stock of ShoreTel, Inc. which will take place on the effective date of the offering. The following report is in the form which will be furnished by Deloitte & Touche LLP, an independent registered public accounting firm, upon completion of the 1-for-10 reverse stock split of the common stock of ShoreTel, Inc. described in the first paragraph of Note 8 to the consolidated financial statements and assuming that from April 30, 2007 to the date of such completion no other material events have occurred that would affect the consolidated financial statements or the required disclosures therein.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

“To the Board of Directors and Shareholders of
ShoreTel, Inc.
Sunnyvale, California

We have audited the accompanying consolidated balance sheets of ShoreTel, Inc. and subsidiaries (collectively, the “Company”) as of June 30, 2005 and 2006, and the related consolidated statements of operations, redeemable convertible preferred stock and shareholders’ deficit, and cash flows for each of the three years in the period ended June 30, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of ShoreTel, Inc. and subsidiaries as of June 30, 2005 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2006, in conformity with accounting principles generally accepted in the United States of America.

San Jose, California
April 30, 2007
(June   , 2007 as to the effect of the reverse stock split described in the first paragraph of Note 8)”

/s/ DELOITTE & TOUCHE LLP

San Jose, California
June 13, 2007

SHORETEL, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

				Pro Forma
	June 30,		March 31,	March 31,
	2005	2006	2007	2007
			(Unaudited)
	(Dollars in thousands, except per share data)

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$5,373	$12,333	$16,811
Restricted cash	15	—	—
Accounts receivable, net of allowances of $200, $378 and $256 as of June 30, 2005, June 30, 2006 and March 31, 2007, respectively	9,334	11,479	18,790
Inventories	4,663	4,656	6,783
Prepaid expenses and other current assets	517	852	2,179

Total current assets	19,902	29,320	44,563
PROPERTY AND EQUIPMENT — Net	1,045	1,556	2,330
OTHER ASSETS	13	9	1,219

TOTAL	$20,960	$30,885	$48,112

LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED STOCK, AND SHAREHOLDERS’ EQUITY (DEFICIT)
CURRENT LIABILITIES:
Accounts payable	$3,070	$3,958	$8,087
Accrued liabilities and other	1,185	2,272	2,513
Accrued employee compensation	1,062	2,918	3,000
Deferred revenue	3,837	3,963	8,520
Current portion of capital lease obligations	7	1	—

Total current liabilities	9,161	13,112	22,120

LONG-TERM LIABILITIES:
Long-term portion of capital lease obligations	1	—	—
Preferred stock warrant liability	—	—	666	$—

Long-term deferred revenue	1,230	2,609	3,450

Total long-term liabilities	1,231	2,609	4,116

Total liabilities	10,392	15,721	26,236

COMMITMENTS AND CONTINGENCIES (Note 10)
REDEEMABLE CONVERTIBLE PREFERRED STOCK; authorized, 23,586,252 shares; issued and outstanding 23,316,406 shares as of June 30, 2005, June 30, 2006 and March 31, 2007 (aggregate liquidation preference of $44,250) and no shares outstanding, pro forma	56,281	56,332	56,329	—

SHAREHOLDERS’ EQUITY (DEFICIT):
Preferred stock: no shares authorized, issued or outstanding, actual; 5,000,000 shares authorized, no shares issued and outstanding, pro forma
Common stock, authorized; 40,000,000 shares actual and 500,000,000 shares pro forma; issued and outstanding, 5,992,791, 9,288,392 and 10,039,510 shares as of June 30, 2005, June 30, 2006 and March 31, 2007, respectively, and 33,355,916 shares outstanding pro forma	49,576	50,277	52,522	109,517
Deferred compensation	(36)	(335)	(284)	(284)
Notes receivable from shareholders	(372)	(231)	—	—
Accumulated deficit	(94,881)	(90,879)	(86,691)	(86,691)

Total shareholders’ equity (deficit)	(45,713)	(41,168)	(34,453)	$22,542

TOTAL	$20,960	$30,885	$48,112

See notes to consolidated financial statements

SHORETEL, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

				Nine Months Ended
	Year Ended June 30,			March 31,
	2004	2005	2006	2006	2007
				(Unaudited)
	(Dollars in thousands, except per share amounts)

REVENUE:
Product	$16,587	$31,970	$55,300	$37,972	$61,473
Support and services	2,241	3,512	6,308	4,552	7,431

Total revenue	18,828	35,482	61,608	42,524	68,904
COST OF REVENUE:
Product	7,725	13,961	21,855	15,723	21,271
Support and services	1,660	2,907	5,425	3,942	4,853

Total cost of revenue	9,385	16,868	27,280	19,665	26,124
GROSS PROFIT	9,443	18,614	34,328	22,859	42,780

OPERATING EXPENSES:
Research and development	5,517	7,034	9,720	6,520	11,450
Sales and marketing	8,004	10,050	15,699	10,855	18,441
General and administrative	2,166	3,045	4,936	3,108	8,383

Total operating expenses	15,687	20,129	30,355	20,483	38,274

INCOME (LOSS) FROM OPERATIONS	(6,244)	(1,515)	3,973	2,376	4,506
OTHER INCOME (EXPENSE):
Interest income	9	137	292	140	611
Interest expense	(22)	(21)	(31)	(31)	—
Increase in fair value of warrants	—	—	—	—	(624)
Other	6	8	(13)	(13)	6

Total other income (expense)	(7)	124	248	96	(7)

INCOME (LOSS) BEFORE PROVISION FOR INCOME TAXES	(6,251)	(1,391)	4,221	2,472	4,499
INCOME TAX PROVISION	—	(11)	(219)	(140)	(311)

NET INCOME (LOSS)	(6,251)	(1,402)	4,002	2,332	4,188
ACCRETION OF PREFERRED STOCK	(26)	(32)	(51)	(38)	(38)

NET INCOME (LOSS) AVAILABLE TO COMMON SHAREHOLDERS	$(6,277)	$(1,434)	$3,951	$2,294	$4,150

Net income (loss) per common share available to common shareholders:
Basic	$(1.27)	$(0.27)	$0.60	$0.36	$0.50

Diluted	$(1.27)	$(0.27)	$0.39	$0.24	$0.34

Shares used in computing net income (loss) per share available to common shareholders:
Basic	4,934,507	5,351,706	6,609,170	6,358,839	8,341,561
Diluted	4,934,507	5,351,706	10,114,513	9,574,631	12,176,351
Unaudited pro forma net income per common share available to common shareholders:
Basic			$0.13		$0.13

Diluted			$0.12		$0.12

Unaudited shares used in computing pro forma net income per share available to common shareholders:
Basic			29,925,576		31,657,967
Diluted			33,430,919		35,492,757

See notes to consolidated financial statements

SHORETEL, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK
AND SHAREHOLDERS’ DEFICIT
(Dollars in thousands)

	Redeemable					Notes
	Convertible Preferred				Deferred	Receivable		Total
	Stock		Common Stock		Stock	from	Accumulated	Shareholders’
	Shares	Amount	Shares	Amount	Compensation	Shareholders	Deficit	Deficit
BALANCES, July 1, 2003	16,587,940	$42,814	5,641,638	$49,611	$(163)	$(594)	$(87,228)	$(38,374)
Issuance of Series G redeemable convertible preferred stock, net of issuance costs of $51	2,011,488	3,449
Accretion of preferred stock		26		(26)				(26)
Exercise of common stock options			99,140	10				10
Warrants on Series F redeemable convertible preferred stock		11
Stock-based compensation expense					45			45
Net loss and comprehensive net loss							(6,251)	(6,251)

BALANCE — June 30, 2004	18,599,428	46,300	5,740,778	49,595	(118)	(594)	(93,479)	(44,596)
Issuance of Series H redeemable convertible preferred stock, net of issuance costs of $51	4,716,978	9,949
Accretion of preferred stock		32		(32)				(32)
Exercise of common stock options			252,013	13				13
Stock-based compensation expense					82			82
Repayment of shareholder note receivable						222		222
Net loss and comprehensive net loss							(1,402)	(1,402)

BALANCE — June 30, 2005	23,316,406	56,281	5,992,791	49,576	(36)	(372)	(94,881)	(45,713)
Accretion of preferred stock		51		(51)				(51)
Exercise of common stock options			3,428,668	521				521
Stock-based compensation expense				381	(299)			82
Repurchase of shares exercised under note receivable			(46,000)	(141)		141
Repurchase of shares early exercised			(87,067)	(9)				(9)
Net income and comprehensive net income							4,002	4,002

BALANCE — June 30, 2006	23,316,406	56,332	9,288,392	50,277	(335)	(231)	(90,879)	(41,168)
Accretion of preferred stock*		38		(38)				(38)
Exercise of common stock options*			808,789	534				534
Stock-based compensation expense*				2,002	51			2,053
Repayment of note receivable from shareholder*						12		12
Vesting of accrued early exercised stock options*				157				157
Warrants reclassified to liabilities*		(41)
Surrender of common stock for settlement of notes receivable*			(57,671)	(410)		219		(191)
Net income and comprehensive net income*							4,188	4,188

BALANCE — March 31, 2007*	23,316,406	$56,329	10,039,510	$52,522	$(284)	$—	$(86,691)	$(34,453)

*	Unaudited

See notes to consolidated financial statements

SHORETEL, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Dollars in thousands)

	Year Ended June 30,			Nine Months Ended March 31,
	2004	2005	2006	2006	2007
				(Unaudited)

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$(6,251)	$(1,402)	$4,002	$2,332	$4,188
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	721	592	716	499	651
Stock-based compensation expense	45	82	82	46	2,053
Loss on disposal of property and equipment	—	—	160	—	31
Interest expense on warrants	11	—	—	—	—
Increase in fair value of warrants	—	—	—	—	624
Recovery from settlement of note receivable	—	—	—	—	(191)
Changes in assets and liabilities:
Accounts receivable	(2,788)	(4,486)	(2,145)	(685)	(7,311)
Inventories	(80)	(3,537)	7	1,357	(2,127)
Prepaid expenses and other current assets	352	(338)	(335)	(222)	(1,327)
Other assets	11	39	4	(1)	(1,210)
Accounts payable	1,199	1,020	809	(1,066)	3,780
Accrued liabilities and other	(103)	198	605	442	398
Accrued employee compensation	324	34	1,856	886	82
Deferred revenue	1,167	2,841	1,505	937	5,398

Net cash provided by (used in) operating activities	(5,392)	(4,957)	7,266	4,525	5,039

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property and equipment	(653)	(590)	(1,308)	(749)	(1,106)
Decrease in restricted cash	—	—	15	—	—

Net cash used in investing activities	(653)	(590)	(1,293)	(749)	(1,106)

CASH FLOWS FROM FINANCING ACTIVITIES:
Borrowings under line of credit agreement	—	6,000	1,000	1,000	—
Repayments under line of credit agreement	—	(6,000)	(1,000)	(1,000)	—
Repayment of capital leases	(142)	(26)	(7)	(5)	(1)
Net proceeds from issuance of redeemable convertible preferred stock	3,449	9,949	—	—	—
Exercise of common stock options (including proceeds from unvested shares)	10	52	1,003	879	534
Repurchase of shares early exercised	—	—	(9)	(9)	—
Repayment of shareholder notes issued in connection with stock option exercises	—	222	—	—	12

Net cash provided by financing activities	3,317	10,197	987	865	545

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(2,728)	4,650	6,960	4,641	4,478
CASH AND CASH EQUIVALENTS — Beginning of period	3,451	723	5,373	5,373	12,333

CASH AND CASH EQUIVALENTS — End of period	$723	$5,373	$12,333	$10,014	$16,811

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid during the period for interest	$9	$21	$31	$31	$—
Cash paid during the period for income taxes	11	11	82	59	483
NONCASH FINANCING AND INVESTING ACTIVITIES:
Accretion of preferred stock	$26	$32	$51	$38	$38
Assets acquired under capital leases	19	—	—	—	—
Repurchase of shares exercised under notes receivable	—	—	141	141	—
Surrender of common stock for settlement of notes receivable	—	—	—	—	536
Purchase of property and equipment included in period-end accounts payable	3	28	79	53	349
Warrants on Series F preferred stock	11	—	—	—	—
Transfer of loaned inventory from property and equipment to inventory	387	—	—	—	—
Warrants reclassified to liabilities	—	—	—	—	41
Vesting of accrued early exercised stock options	—	—	—	—	157

See notes to consolidated financial statements

SHORETEL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(INFORMATION FOR THE NINE MONTHS ENDED
MARCH 31, 2006 AND 2007 IS UNAUDITED)

1.	THE COMPANY AND SIGNIFICANT ACCOUNTING POLICIES

The Company — ShoreTel, Inc. was incorporated in California on September 17, 1996. In April 2004, the Company’s Board of Directors approved the change in the Company’s name from Shoreline Communications, Inc to ShoreTel, Inc. ShoreTel, Inc. and its subsidiaries (collectively, the “Company”) provide enterprise internet protocol (“IP”) telecommunications systems. The Company sells systems that generally include hardware, software licenses, post-contractual customer support and, in some cases, additional elements, such as training, installation and other professional services.

Fiscal Year End — The Company operates on a fiscal year ending June 30.

Consolidation — The accompanying consolidated financial statements include the accounts of the Company’s wholly owned subsidiaries located in Germany, the United Kingdom and Australia. All transactions and balances between the parent and the subsidiaries have been eliminated in consolidation. The functional currency of the subsidiaries is the U.S. dollar. Functional currency assets and liabilities are translated at the rates of exchange on the balance sheet date, and local currency revenues and expenses are translated at average rates of exchange during the period.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Certain Significant Risks and Uncertainties — The Company participates in a dynamic high-technology industry. Changes in any of the following areas could have a material adverse effect on the Company’s future financial position, results of operations, or cash flows: reliance on sole-source suppliers; advances and trends in new technologies; competitive pressures; changes in the overall demand for its future products; acceptance of the Company’s products; litigation or claims against the Company based on intellectual property, patent, regulatory, or other factors; and the Company’s ability to attract and retain employees necessary to support its growth.

Unaudited Financial Information — The accompanying interim consolidated financial statements for the nine months ended March 31, 2006 and 2007 are unaudited. In the opinion of management, such unaudited interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America, and include all adjustments, consisting only of normal and recurring adjustments, necessary for the fair presentation of the Company’s results of operations and cash flows for the nine months ended March 31, 2006 and 2007.

Unaudited Pro Forma Shareholders’ Equity — In February 2007, the Company’s board of directors authorized the Company to file a Registration Statement with the Securities and Exchange Commission to permit the Company to proceed with an initial public offering of its common stock. Upon consummation of this offering, all of the Company’s outstanding shares of redeemable convertible preferred stock will convert to an equivalent number of shares of the Company’s common stock. Unaudited pro forma shareholders’ equity as of March 31, 2007 as adjusted for the impact of these conversions, assuming the offering was consummated on March 31, 2007, is disclosed on the accompanying consolidated balance sheets. In addition, upon consummation of the offering, the Company’s authorized capital will consist of 500,000,000 shares of common stock, and 5,000,000 shares of preferred stock.

Concentration of Credit Risk — Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of cash and cash equivalents and accounts receivable. The Company places its cash and cash equivalents in money market accounts with high credit quality financial institutions. The Company performs ongoing credit evaluations and collateral is generally not required for trade receivables. At June 30, 2005, June 30, 2006 and March 31, 2007, no enterprise customer or channel partner comprised more than 10% of total accounts receivable.

SHORETEL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(INFORMATION FOR THE NINE MONTHS ENDED
MARCH 31, 2006 AND 2007 IS UNAUDITED)

Fair Value of Financial Instruments — The estimated fair value of all financial instruments, including accounts receivable and the line of credit, was not materially different from the carrying values presented in the balance sheet as they have short maturities and/or interest rates that have not fluctuated significantly.

Dependence on Suppliers — The Company depends in part upon contractors to manufacture, assemble, and deliver items in a timely and satisfactory manner. The Company obtains certain components and subsystems from a single or a limited number of sources. A significant interruption in the delivery of such items could have a material adverse effect on the Company’s operations.

Cash and Cash Equivalents and Restricted Cash — For the purposes of the consolidated financial statements, the Company considers all highly liquid investments with original maturities of three months or less when acquired to be cash equivalents. Restricted cash as of June 30, 2005, was required to secure the Company’s account with its merchant bank card processor.

Accounts Receivable — Accounts receivable is stated net of allowance for doubtful accounts.

The change in allowance for doubtful accounts is summarized as follows (in thousands):

	June 30,			March 31,
	2004	2005	2006	2007
				(unaudited)

Allowance for doubtful accounts — beginning	$135	$119	$200	$378
Current period allowance	—	202	250	135
Write-offs charged to allowance	(16)	(121)	(72)	(257)

Allowance for doubtful accounts — ending	$119	$200	$378	$256

Inventories — Inventories, which consist principally of finished goods and inventory in process/transit, are stated at the lower of cost or market, with cost being determined under a standard cost method that approximates first-in, first-out.

Property and Equipment — Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, which range from two to five years. Leasehold improvements are amortized over the shorter of the estimated useful lives of the asset or the lease term.

Long-Lived Assets — The Company periodically evaluates the carrying value of long-lived assets to be held and used including intangible assets, when events or circumstances warrant such a review. The carrying value of a long-lived asset to be held and used is considered impaired when the anticipated separately identifiable undiscounted cash flows from such an asset are less than the carrying value of the asset. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair value of the long-lived asset. Fair value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved.

Revenue Recognition — The Company’s revenue is related to the sale of enterprise IP telecommunications systems, which include hardware, primarily phones and voice switches, and software components and may also include training, installation and post-contractual support for the products. The Company’s business strategy is centered on selling to enterprise customers through channel partners, rather than directly. Hence, sales transactions are generally made to a channel partner. Certain larger enterprise customers prefer to purchase directly from the Company. Many of these large account sales are channel partner-assisted and the Company compensates the channel partner in much the same way as if the channel partner had made the sale directly. The compensation to the channel partner is recorded as an offset to the revenues associated with the direct sale to the enterprise customer.

Product Revenue.  The Company’s software is integrated with hardware and is essential to the functionality of the integrated system product. Revenue is recognized for these sales in accordance with Statement of Position (SOP) No. 97-2, Software Revenue Recognition, as amended, and Securities and Exchange Commission Staff Accounting

SHORETEL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(INFORMATION FOR THE NINE MONTHS ENDED
MARCH 31, 2006 AND 2007 IS UNAUDITED)

Bulletin (SAB) No. 104, Revenue Recognition, as applicable, depending on whether the hardware is sold in a multiple-element arrangement with software and post-contractual support or on a stand alone basis if the customer purchases hardware, software, or post-contractual support separately. At the initial purchase, the customer generally bundles together the hardware, software components and up to five years of post-contractual support. Thereafter, if the enterprise customer increases end users and functionality, it may add more hardware, software, and related post-contractual support by purchasing them separately. The Company has established vendor-specific objective evidence (VSOE) of fair value for post-contractual support, installation services and training, and other undelivered elements as noted below.

Product revenue is recognized when persuasive evidence of an arrangement exists, product has shipped or delivery has occurred (depending on when title passes), the sales price is fixed or determinable and free of contingencies and significant uncertainties, and collection is probable. The fee is considered fixed or determinable at the execution of an agreement, based on specific products and quantities to be delivered at specified prices. The agreements with customers generally do not include rights of return or acceptance provisions. To the extent that the Company’s agreements contain acceptance terms, the Company recognizes revenue upon product acceptance. Even though contractual agreements do not provide return privileges, there are circumstances for which the Company will accept a return. The Company maintains a reserve for such returns based on historical experience. Payment terms to customers generally range from net 30 to net 60 days. In the event payment terms are extended materially from the Company’s standard business practices, the fees are deemed to not be fixed or determinable and revenue is recognized when the payment becomes due. The Company assesses the ability to collect from its customers based on a number of factors, including credit worthiness and past transaction history of the customer. If the customer is not deemed credit worthy, the Company defers all revenue from the arrangement until payment is received and all other revenue recognition criteria have been met. Shipping charges billed to customers are included in product revenue and the related shipping costs are included in cost of product revenue.

Provisions for return allowances and product warranties are recorded at the time revenue is recognized based on the Company’s historical experience.

The Company has arrangements with resellers of their products to reimburse the resellers for cooperative marketing costs meeting specified criteria. The reimbursements are limited to 50% of the actual costs charged to the channel partners by third-party vendors for advertising, trade shows activities and other related sales and marketing activities for which the Company receives an identifiable benefit (goods and services that the Company could have purchased directly from third-party vendors), subject to a limit of the total cooperative marketing allowance earned by each channel partner. In accordance with EITF Issue No. 01-9, Accounting for Consideration Given by a Vendor to a Customer (including a Reseller of the Vendor’s Products), the Company records the reimbursements to the channel partners meeting such specified criteria within sales and marketing expenses in the accompanying consolidated statements of operations. The marketing allowance can also be used by the resellers to purchase demonstration products from the Company at a greater than standard discount. Such discounts provided to the resellers are recorded as a reduction of revenue upon shipment of the demonstration units.

Post-Contractual Support.  The Company’s support and service revenues are primarily derived from post-contractual support. The Company accounts for post-contractual support revenues based on SOP 97-2, which states that “If an arrangement includes multiple elements, the fee should be allocated to the various elements based on vendor-specific objective evidence of fair value, regardless of any separate prices stated within the contract for each element”. VSOE of fair value is limited to the price charged when the same element is sold separately. VSOE of fair value is established for post-contractual support through prior renewals of post-contractual support from existing customers, which establishes a price based on a stand alone sale.

The Company offers one, three and five year post-contractual support contracts. The decision to procure support is elected by the enterprise customer, but most channel partners and their enterprise customers desire post-contractual support so an initial system sale usually includes post-contractual support. The majority of post-

SHORETEL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(INFORMATION FOR THE NINE MONTHS ENDED
MARCH 31, 2006 AND 2007 IS UNAUDITED)

contractual support contracts are sold to channel partners, under which the channel partner provides first level support to the enterprise customer and the Company provides support, as needed, to the channel partner. In a lesser number of cases, the Company provides support directly to the enterprise customer.

The Company uses the residual method, as allowed by SOP 98-9, Modification of SOP 97-2 Software Revenue Recognition With Respect to Certain Transactions, to determine the amount of product revenue to be recognized. Under the residual method, the fair value of the undelivered elements, such as post-contractual support installation services and training, is deferred and the remaining portion of the sales amount is recognized as product revenue. The fair value of the post-contractual support is recognized on a straight-line basis over the term of the related support period, which is typically one to five years.

If VSOE of fair value does not exist for commitments to provide specified upgrades, services or additional products to customers in the future, all revenue from the arrangement is deferred until the earlier of the point at which VSOE of fair value does exist or all such elements from the arrangement have been delivered.

Installation and Training.  Installation is sold on an elective basis. As installation is typically performed by the channel partner or enterprise customer, and it is not considered essential to the functionality of the delivered elements. Installation, when performed by the Company, is by its nature sold only with an accompanying system order. Installation is generally priced at established rates based on estimated hours required to install the accompanying system.

Training is also sold on an elective basis both to channel partners and to their enterprise customers and is purchased both with system orders and on a standalone basis. VSOE of fair value is established for training through sales made independent of a bundled order.

The Company recognizes revenue related to installation services and training upon delivery of the service.

Warranties — In November 2002, the Financial Accounting Standard Board (FASB) issued Financial Interpretation (FIN) No. 45 (FIN 45), Guarantor’s Accounting and Disclosure Requirements for Guarantee, Including Indirect Guarantees of Indebtedness of Others. FIN 45 requires a guarantor to include disclosures of certain obligations, and if applicable, at the inception of the guarantee, recognize a liability for the fair value of other obligations undertaken in issuing a guarantee.

The majority of the Company’s products are covered by a one-year limited manufacturer’s warranty. Estimated contractual warranty obligations are recorded when related sales are recognized based on historical experience. The determination of such provision requires the Company to make estimates of product return rates and expected costs to repair or replace the product under warranty. If actual costs differ significantly from these estimates, additional amounts are recorded when such costs are probable and can be reasonably estimated.

The change in accrued warranty expense is summarized as follows (in thousands):

	June 30,			March 31,
	2004	2005	2006	2007
				(unaudited)

Accrued warranty balance — beginning	$70	$112	$100	$206
Current period accrual	124	190	646	463
Warranty expenditures charged to accrual	(82)	(202)	(540)	(372)
Adjustment to previous estimates	—	—	—	(135)

Accrued warranty balance — end	$112	$100	$206	$162

Research and Development Costs — Research and development expenditures, which include software development costs, are expensed as incurred. Software development costs incurred subsequent to the time a product’s technological feasibility has been established through the time the product is available for general release to customers are subject to capitalization. To date, all software development costs incurred subsequent to the

SHORETEL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(INFORMATION FOR THE NINE MONTHS ENDED
MARCH 31, 2006 AND 2007 IS UNAUDITED)

establishment of technological feasibility have been immaterial. Accordingly, the Company has not capitalized any software development costs.

Income Taxes — The Company accounts for income taxes using the asset and liability method as prescribed by Statement of Financial Accounting Standards (SFAS) No. 109, Accounting for Income Taxes. Deferred income taxes are recognized by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The measurement of deferred tax assets is reduced, if necessary, by a valuation allowance for any tax benefit of which future realization is uncertain.

Stock-Based Compensation — On July 1, 2006, the Company adopted SFAS No. 123 (revised 2004) (SFAS 123R), Share-Based Payment, which requires companies to measure the cost of employee services received in exchange for an award of equity instruments based on the grant date fair value of the award. The Company has elected to use the Prospective Transition method such that SFAS 123R applies to new awards and to awards modified, repurchased or canceled after the effective date. The Company has a stock-based employee compensation plan (Option Plan). Generally, stock options granted to employees vest 25% one year from the grant date and 1/48 each month thereafter, and have a term of ten years. The Company recognizes stock-based compensation expense over the requisite service period of the individual grants, generally, equal to the vesting period.

Prior to July 1, 2006, the Company accounted for these plans using the intrinsic value method in accordance with Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and FIN No. 44, Accounting for Certain Transactions involving Stock Compensation — an interpretation of APB Opinion No. 25. Accordingly, no compensation expense is recognized for employee stock options granted with exercise prices greater than or equal to the fair value of the underlying common stock at date of grant. If the exercise price is less than the market value at the date of grant, the difference is recognized as deferred compensation expense, which is amortized over the vesting period. Compensation costs for the portion of awards for which the required service period has not been rendered (such as unvested options) that were outstanding as of July 1, 2006 shall be recognized as the remaining required services are rendered.

The following table shows total stock-based compensation expense included in the accompanying Consolidated Statements of Operations for the years ended June 30, 2004, 2005 and 2006 and the nine months ended March 31, 2006 and 2007 (in thousands):

				Nine Months Ended
	Year Ended June 30,			March 31,
	2004	2005	2006	2006	2007
				(unaudited)

Cost of product revenue	$—	$—	$—	$—	$7
Cost of support and services revenue	—	—	16	14	55
Research and development	—	—	14	6	190
Sales and marketing	—	—	7	2	331
General and administrative	45	82	45	24	1,470

Total stock-based compensation expense	$45	$82	$82	$46	$2,053

There was no tax benefit associated with stock-based compensation expense for the years ended June 30, 2004 and 2005, and the nine months ended March 31, 2006. The income tax benefit associated with stock-based compensation expense for the year ended June 30, 2006 and the nine months ended March 31, 2007 was not significant.

SHORETEL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(INFORMATION FOR THE NINE MONTHS ENDED
MARCH 31, 2006 AND 2007 IS UNAUDITED)

Had compensation expense under the Company’s stock-based compensation plans continued to be recorded under APB Opinion No. 25, the effect on income from continuing operations, net income and basic and diluted earnings per share for the nine months ended March 31, 2007, would have been as follows:

a)	Income from continuing operations would have been $72,000 higher for the nine months ended March 31, 2007.

b)	Net income would have been $65,000 higher for the nine months ended March 31, 2007.

c)	Basic and diluted earnings per share would have been $0.01 higher for the nine months ended March 31, 2007.

The Company accounts for stock issued to nonemployees in accordance with the provisions of SFAS 123, Accounting for Stock Based Compensation and EITF Issue No. 96-18, Accounting for Equity Instruments that are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling Goods or Services. The Company uses the Black-Scholes option-pricing model to value options granted to nonemployees. The related expense is recorded over the period in which the related services are received.

Determining Fair Value of Stock Compensation

Valuation and amortization method — The Company estimates the fair value of stock options granted using the Black-Scholes option-pricing formula and a single option award approach. This fair value is then amortized on a straight-line basis over the requisite service periods of the awards, which is generally the vesting period.

Expected Term — The expected term represents the period that the Company’s stock-based awards are expected to be outstanding. The Company has elected to use the simplified method described in SAB 107 to compute expected term. The Company’s stock plan provides for a 10 year term to expiration. The Company categorizes option grants into two classes. Class One includes all options issued with standard four year vesting and no ability to exercise prior to vesting. Class Two includes options granted that have the same four year vesting provision but allow for early exercisability. The options in Class One granted during the nine months ended March 31, 2007 vest over four years with a one or two year cliff. Based on the above, the Company computed an expected term of 6.08 years under the simplified method. The options in Class Two are early exercisable and vest over 4 years with a one year cliff. For Class Two, the Company assumed an expected term of 4 years based, in part, on the history of prior exercises for this class of optionees.

Expected Volatility — Management estimates volatility for option grants by evaluating the average historical volatility of its peer group for the period immediately preceding the option grant for a term that is approximately equal to the option’s expected term. For the nine months ended March 31, 2007, the Company has estimated future volatility (based on its peer group) for Class One option grants to be approximately 71% and for Class Two option grants to be approximately 55%. Management believes historical volatility to be the best estimate of future volatility. Volatility will be analyzed on an annual basis unless management becomes aware of events that would indicate more frequent analysis is necessary.

Risk-Free Interest Rate — The risk-free interest rate used in the Black-Scholes valuation method is based on the implied yield currently available on U.S. Treasury zero-coupon issues with an equivalent remaining term. For the nine months ended March 31, 2007 the rate used was 4.6-4.8%.

Expected Dividend — The Company has not issued dividends to date and does not anticipate issuing dividends.

Foreign currency translation — The Company’s foreign operations are subject to exchange rate fluctuations and foreign currency transaction costs, however, the majority of sales transactions are denominated in U.S. dollars. Foreign currency denominated sales, costs and expenses are recorded at the average exchange rates during the year.

SHORETEL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(INFORMATION FOR THE NINE MONTHS ENDED
MARCH 31, 2006 AND 2007 IS UNAUDITED)

Gains or losses resulting from foreign currency transactions are included in other income (expense) in the consolidated statements of operations.

Other income (expense) — Other income (expense) includes net foreign currency transaction (gains) losses of $0, $2,000 and $19,000 in the years ended June 30, 2004, 2005 and 2006, respectively, and $14,000 and $(26,000) in the nine months ended March 31, 2006 and 2007, respectively.

Comprehensive Income/Loss — The Company has no components of other comprehensive income (loss), therefore net income (loss) equals comprehensive income (loss) for all periods presented.

Recent Accounting Pronouncements

In May 2005, the FASB issued SFAS No. 154 (SFAS 154), Accounting Changes and Error Corrections that replaces APB No. 20 Accounting Changes and SFAS No. 3, Reporting Accounting Changes in Interim Financial Statements — An Amendment of APB Opinion No 28. SFAS 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. It establishes retrospective application, or the latest practicable date, as the required method for reporting a change in accounting principle and the reporting of a correction of an error. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005.

In June 2006, the FASB issued FIN No. 48 (FIN 48), Accounting for Uncertainty in Income Taxes. FIN 48 applies to all tax positions within the scope of FASB Statement No. 109, applies a “more likely than not” threshold for tax benefit recognition, identifies a defined methodology for measuring benefits and increases the disclosure requirements for companies. FIN 48 is mandatory for years beginning after December 15, 2006. The Company is currently in the process of evaluating the effects of this new accounting standard.

In September 2006, the Securities and Exchange Commission (SEC) issued SAB 108 regarding the process of quantifying financial statement misstatements. SAB 108 states that registrants should use both a balance sheet approach and an income statement approach when quantifying and evaluating materiality of a misstatement. The interpretations in SAB 108 contain guidance under this dual approach as well as provide transition guidance for adopting SAB 108. This interpretation does not change the requirements within SFAS 154 for the correction of an error in financial statements. SAB 108 is effective for annual financial statements covering the first fiscal year ending after November 15, 2006. The Company will be required to adopt this interpretation in fiscal year 2007.

In September 2006, the FASB issued SFAS No. 157 (SFAS 157), Fair Value Measurements. This Statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements, the Board having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, this Statement does not require any new fair value measurements. This Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company does not expect the adoption of SFAS 157 in fiscal year 2009 to have a material impact on its results of operations or financial position.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities (“SFAS 159”). SFAS 159 permits entities to choose, at specified election dates, to measure eligible items at fair value (or “fair value option”) and to report in earnings unrealized gains and losses on those items for which the fair value option has been elected. SFAS 159 also requires entities to display the fair value of those assets and liabilities on the face of the balance sheet. SFAS 159 establishes presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. SFAS 159 is effective for the Company as of the first quarter of 2009. The Company is currently evaluating the impact of this pronouncement on its financial statements.

SHORETEL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(INFORMATION FOR THE NINE MONTHS ENDED
MARCH 31, 2006 AND 2007 IS UNAUDITED)

2.	NET INCOME (LOSS) PER COMMON SHARE AND UNAUDITED PRO FORMA NET INCOME PER COMMON SHARE

Basic net income (loss) per share is determined by dividing net income (loss) by the weighted average number of common shares outstanding during the period. Diluted income per share is determined by dividing net income (loss) by the weighted average number of common shares used in the basic net income (loss) per share calculation, plus the number of common shares that would be issued assuming conversion of all potentially dilutive securities outstanding under the treasury stock method. Unaudited pro forma basic net income per share allocable to common shareholders has been computed to give effect to the assumed conversion of redeemable convertible preferred stock at March  31, 2007 into common stock upon the closing of the Company’s initial public offering on an if-converted basis for the year ended June 30, 2006 and the nine months ended March 31, 2007.

SHORETEL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(INFORMATION FOR THE NINE MONTHS ENDED
MARCH 31, 2006 AND 2007 IS UNAUDITED)

The following table is a reconciliation of the numerators and denominators used in computing basic and diluted net income (loss) per share (dollars in thousands, except per share data):

				Nine Months Ended
	Year Ended June 30,			March 31,
	2004	2005	2006	2006	2007
				(Unaudited)

Numerator:
Net income (loss) available to common shareholders	$(6,277)	$(1,434)	$3,951	$2,294	$4,150

Denominator:
Weighted average common shares outstanding (basic)	4,934,507	5,351,706	6,609,170	6,358,839	8,341,561
Effect of dilutive securities:
Weighted average common shares subject to repurchase	—	—	792,574	453,681	1,245,694
Common equivalent shares from options to purchase common stock	—	—	2,650,402	2,699,744	2,521,393
Common equivalent shares from common stock warrants	—	—	62,367	62,367	67,703

Weighted average common shares outstanding (diluted)	4,934,507	5,351,706	10,114,513	9,574,631	12,176,351

Net income (loss) per share available to common shareholders:
Basic	$(1.27)	$(0.27)	$0.60	$0.36	$0.50

Diluted	$(1.27)	$(0.27)	$0.39	$0.24	$0.34

Pro forma adjustments to reflect assumed conversion of convertible preferred stock*			23,316,406		23,316,406
Shares used in computing pro forma income per common share available to common shareholders:
Basic*			29,925,576		31,657,967
Diluted*			33,430,919		35,492,757
Pro forma net income per common share available to common shareholders:
Basic*			$0.13		$0.13

Diluted*			$0.12		$0.12

*	Unaudited

Anti-dilutive common equivalent shares related to stock options excluded from the calculation of diluted shares were approximately 559,146, 876,514 and 299,100 for the years ended June 30, 2004, 2005 and 2006, respectively, and 624,968 and 258,330 for the nine months ended March 31, 2006 and 2007, respectively. Anti-dilutive common equivalent shares from common stock warrants were approximately 8,516 for the year ended June 30, 2006 and the nine months ended March 31, 2006 and 3,180 for the nine months ended March 31, 2007.

SHORETEL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(INFORMATION FOR THE NINE MONTHS ENDED
MARCH 31, 2006 AND 2007 IS UNAUDITED)

3.	BALANCE SHEET COMPONENTS

Balance sheet components consist of the following (in thousands):

			As of
	As of June 30,		March 31,
	2005	2006	2007
			(unaudited)

Inventories:
Raw materials	$256	$—	$76
Inventory in process/transit	2,058	100	2,550
Finished goods	2,349	4,556	4,157

Total inventories	$4,663	$4,656	$6,783

Prepaid expenses and other current assets:
Prepaid expenses	$517	$786	$1,505
Deferred cost of revenue	—	—	528
Contract manufacturing receivables	—	66	146

Total prepaid expenses and other current assets	$517	$852	$2,179

Property and equipment:
Computer equipment and tooling	$3,057	$4,143	$3,544
Software	946	1,034	1,273
Furniture and fixtures	283	350	384
Construction in progress	220	—	—
Leasehold improvements	202	311	310

Total property and equipment	4,708	5,838	5,511
Less accumulated depreciation and amortization	3,663	4,282	3,181

Property and equipment — net	$1,045	$1,556	$2,330

As of June 30, 2005, June 30, 2006 and March 31, 2007, computer equipment and tooling included $112,000, $0, and $104,000, respectively, of inventory items held within various departments of the Company for testing and development purposes, net of accumulated depreciation.

As of June 30, 2005, June 30, 2006 and March 31, 2007, computer equipment and tooling also included amounts for equipment acquired under capital leases of $890,000, $890,000 and $174,000, respectively, with related accumulated amortization of $879,000, $890,000 and $174,000, respectively.

4.	RELATED-PARTY TRANSACTIONS

Unsecured Promissory Note — In October 1997, the Company issued an unsecured promissory note in the principal amount of $350,000 to an officer and shareholder. The note bears interest at 6.34% per annum. The principal and any accrued but unpaid interest were due on the earlier of (a) October 27, 2004 or (b) two years after the termination of the officer’s employment, the Company’s initial public offering or a merger or acquisition of the Company. In January 2002, the officer was terminated and in connection therewith, the Company forgave $230,000 plus related accrued interest and reserved the remaining principal balance of $120,000 plus related accrued interest. In March 2007, the Company entered into a Note Repayment Agreement whereby the borrower surrendered 57,671 shares of the Company’s common stock (with an estimated fair value of $536,000) to repay in full the outstanding principal and interest balances due under this note (resulting in a recovery of $191,000 recorded as a

SHORETEL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(INFORMATION FOR THE NINE MONTHS ENDED
MARCH 31, 2006 AND 2007 IS UNAUDITED)

reduction of general and administrative expense of $120,000 and interest income of $71,000 in the accompanying statement of operations for the nine months ended March 31, 2007) and under notes issued for stock purchases (see Note 9).

5.	DEBT

Capital Leases — In August 2003, the Company entered into a capital equipment lease for $19,000 with payments due monthly over a 36-month term. As of June 30, 2005, June 30, 2006 and March 31, 2007, the Company had a balance of $8,000, $1,000 and $0, respectively, due under the lease.

Bank Agreement — On June 27, 2005, the Company modified its Loan and Security agreement dated September 29, 2003, and amended July 30, 2004, with the bank. For the period commencing June 27, 2005 through and including June 26, 2006, the debt is not to exceed the lesser of $8 million or the Company’s “Borrowing Base.” For the period commencing June 27, 2006 through and including June 26, 2007, the debt is not to exceed the lesser of $12 million or the Borrowing Base. The Borrowing Base equals the sum of (i) 80% of the amount of eligible accounts plus (ii) 25% of the value of eligible inventory. Interest will accrue on outstanding borrowings at a rate equal to the sum of (i) the prime rate in effect plus (ii) 0.50% per annum, provided, however, that if the Company’s adjusted quick ratio is less than 1.50:1.00, the foregoing margin over the prime rate shall be increased to 1.50% per annum. The line of credit matures June 26, 2007 and includes two financial covenants. The Company must (i) maintain a tangible net worth of not less than $5 million and (ii) shall maintain an adjusted quick ratio of not less than 1.50:1.00, provided, however, that the Company’s failure to maintain the stated adjusted quick ratio shall not be considered an event of default under the Loan Agreement and shall instead be a condition precedent upon which the satisfaction of certain additional obligations of the Company shall be effective.

The loan agreement is collateralized by substantially all of the Company’s assets. At March 31, 2007, no balance was outstanding on the line of credit.

6.	INCOME TAXES

The provision for income taxes consists of the following for the years ended June 30, 2004, 2005, and 2006, and the nine-month periods ended March 31, 2006 and 2007 (in thousands):

				Nine Months
				Ended
	Year Ended June 30,			March 31,
	2004	2005	2006	2006	2007
				(unaudited)

Current:
Federal	$—	$4	$114	$71	$164
State	—	—	99	65	131
Foreign	—	7	6	4	16

	$—	$11	$219	$140	$311

The tax provision for the nine month periods ended March 31, 2006 and 2007 is based on the estimated effective tax rates for the respective fiscal years including the impact of the change in valuation allowance associated with the utilization of net operating loss and tax credit carryforwards. The difference between the income

SHORETEL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(INFORMATION FOR THE NINE MONTHS ENDED
MARCH 31, 2006 AND 2007 IS UNAUDITED)

tax provision and the amount computed by applying the federal statutory income tax rate to income (loss) before income taxes is as follows for the years ended June 30 (in thousands):

	2004	2005	2006

Income tax provision (benefit) at federal statutory rate	$—	$(478)	$1,450
Federal effect of state deferred taxes	—	(214)	(242)
Credits	—	(284)	(284)
State taxes	—	—	99
Other	—	129	327
Change in valuation allowance	—	858	(1,131)

Total	$—	$11	$219

Significant components of deferred tax assets consist of the following as of June 30 (in thousands):

	2005	2006

Net operating loss carryforwards	$32,848	$31,246
Tax credit carryforwards	3,915	4,514
Other	2,038	1,908

Total deferred tax assets	38,801	37,668
Less valuation allowance	(38,801)	(37,668)

Net deferred tax assets	$—	$—

At June 30, 2006, the Company had approximately $84.4 million and $44.6 million of federal and state net operating loss carryforwards, respectively. The Company believes it has had multiple ownership changes as defined by Section 382 of the Internal Revenue Code (IRC), due to significant stock transactions in previous years, that may limit the future realization of its net operating loss carryforwards. Based on estimates prepared to date, the Company believes Section 382 could result in the forfeiture of approximately $72 million of net operating loss carryforwards for federal income tax purposes. Management believes there could also be an impact on the Company’s ability to utilize California net operating loss carryforwards as a result of Section 382. As the Company’s analysis is incomplete, these estimates are uncertain. The net operating loss carryforwards begin to expire in 2017 and 2007 for federal and California purposes, respectively.

As of June 30, 2006, the Company had research and development tax credit carryforwards of approximately $2.5 million and $2.8 million, which can be used to reduce future federal and California income taxes, respectively. Federal research and development tax credit carryforwards will expire beginning in fiscal 2012 through 2026. California research and development tax credits will carry forward indefinitely. In addition, a portion of the federal research tax credit carryforwards may be subject to forfeiture due to Section 382 ownership changes under IRC Section 383. Management is in the process of determining the impact of Section 383 on the tax credit carryforwards.

As of June 30, 2006, the Company had unused California manufacturers’ investment credits of approximately $85,000, which will expire beginning in fiscal 2007 through 2010. As of June 30, 2006, the Company also has Alternative Minimum Tax credits of approximately $107,000 and $19,000 for federal and for California respectively, which may be carried forward indefinitely.

The Company has recorded a 100% valuation allowance against its net deferred tax assets, due to the uncertainty regarding the magnitude of the Section 382 and 383 limitations as well as uncertainty concerning future taxable income.

SHORETEL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(INFORMATION FOR THE NINE MONTHS ENDED
MARCH 31, 2006 AND 2007 IS UNAUDITED)

7.	REDEEMABLE CONVERTIBLE PREFERRED STOCK AND PREFERRED STOCK WARRANTS

Redeemable convertible preferred stock and preferred stock warrants consisted of the following:

	March 31, 2007
	Shares	Shares	Carrying	Redemption and
Series	Authorized	Outstanding	Value	Liquidation Value
	(unaudited)

E	3,386,412	3,178,942	$29,756,000	$20,000,000
F	13,471,374	13,408,998	10,724,000	10,750,000
G	2,011,488	2,011,488	3,482,000	3,500,000
H	4,716,978	4,716,978	9,978,000	10,000,000
Warrants			2,389,000

	23,586,252	23,316,406	$56,329,000	$44,250,000

	June 30, 2006
	Shares	Shares	Carrying	Redemption and
Series	Authorized	Outstanding	Value	Liquidation Value

E	3,386,412	3,178,942	$29,746,000	$20,000,000
F	13,471,374	13,408,998	10,712,000	10,750,000
G	2,011,488	2,011,488	3,475,000	3,500,000
H	4,716,978	4,716,978	9,969,000	10,000,000
Warrants			2,430,000

	23,586,252	23,316,406	$56,332,000	$44,250,000

	June 30, 2005
	Shares	Shares	Carrying	Redemption and
Series	Authorized	Outstanding	Value	Liquidation Value

E	3,386,412	3,178,942	$29,732,000	$20,000,000
F	13,471,374	13,408,998	10,698,000	10,750,000
G	2,011,488	2,011,488	3,464,000	3,500,000
H	4,716,978	4,716,978	9,957,000	10,000,000
Warrants			2,430,000

	23,586,252	23,316,406	$56,281,000	$44,250,000

The holders of preferred stock have various rights and preferences as follows:

Redemption — At any time beginning on October 14, 2007, each series of preferred stock may make a written request for redemption of the preferred stock, and upon consent of a majority of the then-outstanding shares of such series of preferred stock, with each such series of preferred stock voting as a single class, the Company must redeem the specified percentage of Series E, F, G, and H preferred stock at a price equal to $6.29, $0.80, $1.74, and $2.12 per share, respectively, plus all declared but unpaid dividends on such shares. The Company shall effect such redemption, from any source of funds legally available therefore, in four equal installments with the first installment being made 45 days after receiving the redemption request, and thereafter in three equal installments on each of the following three anniversaries of the initial redemption date.

Voting — Each share of preferred stock has voting rights equal to the equivalent number of shares of common stock into which it is convertible and generally votes together as one class with the common stock.

SHORETEL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(INFORMATION FOR THE NINE MONTHS ENDED
MARCH 31, 2006 AND 2007 IS UNAUDITED)

As long as at least 3,000,000 shares of preferred stock are outstanding, the holders of the preferred stock, voting together as a single class shall be entitled to elect three directors to the Board of Directors. If less than 3,000,000 shares of preferred stock is outstanding, holders of preferred stock and common stock, voting together as a single class on an as-converted basis, will be entitled to elect such directors to the Board.

In addition, so long as at least 3,000,000 shares of preferred stock remain outstanding, the Company shall not without first obtaining the approval of the holders of a majority of the preferred shares then outstanding, voting together as a single class: (i) repurchase or redeem any shares of preferred shares; (ii) repurchase any shares of common stock (other than common stock that are subject to restricted stock purchase/stock option exercise agreements where the Company has the option to repurchase the shares); (iii) authorize, create, or issue any other equity security having rights or preferences senior to or on par with the holders of preferred stock; (iv) declare or pay any dividend with respect to common stock; (v) consummate an acquisition; (vi) permit a subsidiary to sell shares; (vii) increase or decrease the number of authorized shares of preferred stock; (viii) materially and adversely alter or change any of the rights, preferences, privileges, or restrictions of any series of preferred stock; (ix) increase or decrease the authorized number of directors constituting the board; and (x) liquidate or dissolve the Company or voluntarily file for bankruptcy.

Dividends — Holders of the preferred stock shall be entitled to receive noncumulative dividends at the per annum rate of 8% of the original issue price, when and if declared by the Board. No dividends were declared by the board of directors during the years ended June 30, 2004, 2005 and 2006 or the nine months ended March 31, 2006 and 2007.

Liquidation — In the event of any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, the holders of each share of preferred stock then outstanding shall be entitled to be paid, out of the available funds and assets, and prior and in preference to any payment or distribution on any shares of common stock, an amount per share equal to the original issue price for the applicable series of preferred stock, plus all declared but unpaid dividends. If, upon any liquidation, dissolution or winding up of the Company, the available funds and assets shall be insufficient to permit the payment to holders of the preferred stock of their full preferential amounts, then all of the available funds and assets shall be distributed among the holders of the then outstanding preferred stock pro rata, on an equal priority, pari passu basis, according to the respective liquidation preference for each series as set forth above. The remaining assets, if any, shall be distributed ratably among the holders of common stock and the holders of preferred stock on an as-if-converted basis.

Conversion — Each share of preferred stock is convertible into one share of common stock at the option of the holder. The conversion ratio into common stock is subject to certain adjustments to prevent dilution. Each share of preferred stock automatically converts into the number of shares of common stock at the then effective conversion ratio upon: (i) the closing of a public offering of common stock at a price per share of at least $6.45 and an aggregate gross offering price to the public of at least $20,000,000; or (ii) the consent of the majority of holders of preferred stock, voting as a single class on an as-converted basis.

Each share of preferred stock is convertible into the number of shares of common stock which results from dividing the original issue price for such series of preferred stock by the conversion price for such series of preferred stock that is in effect that the time of conversion. The initial conversion price for each series of preferred stock was the original issue price for such series of preferred stock. The conversion price for each series of preferred stock is subject to adjustment from time to time.

SHORETEL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(INFORMATION FOR THE NINE MONTHS ENDED
MARCH 31, 2006 AND 2007 IS UNAUDITED)

Preferred Stock Warrants — In prior years, the Company issued warrants to purchase preferred stock. The Company recorded the fair value of the warrants at the time of grant using the Black-Scholes option-pricing model. As a result of the Series F redeemable convertible preferred stock financing, outstanding warrants for Series C and Series D preferred stock became exercisable for common stock as follows:

•	Warrants to purchase 685 shares of common stock issued with respect to the equipment lease line signed in June 1998, exercisable at $21.18 per share.

•	Warrants to purchase 1,271 shares of common stock issued with respect to the equipment lease line signed in March 2000, exercisable at $39.33 per share.

•	Warrants to purchase 1,224 shares of common stock issued in February 2001 for consulting services, exercisable at $26.22 per share.

The Company also has the following Series E and Series F redeemable convertible preferred stock warrants outstanding as of December 31, 2006.

•	Warrants to purchase 5,336 shares of Series E redeemable convertible preferred stock issued with respect to the line of credit in March 2001, exercisable at $9.37 per share which shares are convertible to 5,336 shares of common stock.

•	Warrants to purchase 62,367 shares of Series F redeemable convertible preferred stock issued with respect to the line of credit in September 2003, exercisable at $0.80 per share which shares are convertible to 62,367 shares of common stock.

As of March 31, 2007, the Company recorded a liability of $666,000 for the fair value of the Series E and Series F redeemable convertible preferred stock warrants, in accordance with FASB Staff Position FAS 150-5, Issuer’s Accounting under FASB Statement No. 150 for Freestanding Warrants and Other Similar Instruments on Shares that are Redeemable. The warrants are subject to revaluation at each balance sheet date with any change in fair value recognized as a component of other income (expense), net, until the earlier of the exercise of the warrants or the completion of a liquidation event including the consummation of an initial public offering, at which time the warrant liability will be reclassified to common stock. The increase in the fair value of the Series E and Series F preferred stock warrants for the nine months ended March 31, 2007 totaled $624,000 and was recorded to other expense. The warrants were valued at March 31, 2007 using the Black-Scholes option value model based on the estimated fair value of the underlying Series E and Series F preferred stock, volatility of 55%, expected term of three months and a risk free interest rate of 5.05%.

8.	COMMON STOCK

Reverse Stock Split

On June 1, 2007, our board of directors approved a 1-for-10 reverse stock split of our common stock and redeemable convertible preferred stock (collectively, “Capital Stock”), which will become effective prior to the effectiveness of the registration statement for the Company’s contemplated initial public offering. On the effective date of the reverse stock split, (i) each 10 shares of outstanding Capital Stock will be reduced to one share of Capital Stock; (ii) the number of shares of Capital Stock into which each outstanding warrant or option to purchase Capital Stock is exercisable will be proportionately reduced on a 10-to-1 basis; (iii) the exercise price of each outstanding warrant or option to purchase Capital Stock will be proportionately increased on a 1-to-10 basis; and (iv) each 10 shares of authorized Capital Stock will be reduced to one share of Capital Stock. All of the share numbers, share prices, and exercise prices have been adjusted, on a retroactive basis, to reflect this 1-for-10 reverse stock split.

Common Shares Subject to Repurchase

At March 31, 2007, 953,557 shares of common stock were subject to repurchase in connection with the early exercise of incentive stock options under the Company’s stock option plan.

SHORETEL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(INFORMATION FOR THE NINE MONTHS ENDED
MARCH 31, 2006 AND 2007 IS UNAUDITED)

Common Shares Reserved for Issuance

At March 31, 2007, the Company has reserved shares of common stock for issuance as follows (unaudited):

Reserved under stock option plan	9,222,466
Conversion of Series E redeemable convertible preferred stock	3,178,942
Conversion of Series F redeemable convertible preferred stock	13,408,998
Conversion of Series G redeemable convertible preferred stock	2,011,488
Conversion of Series H redeemable convertible preferred stock	4,716,978
Reserved for warrants	70,883

Total	32,609,755

9.	STOCK OPTION PLAN

In January 1997, the Board of Directors and shareholders adopted the 1997 stock option plan (the “1997 Plan”) which, as amended, provides for granting incentive stock options (“ISOs”) and nonqualified stock options (“NSOs”) for shares of common stock to employees, directors, and consultants of the Company. In September 2006, the Company’s board of directors increased the number of shares authorized and reserved for issuance under the 1997 Plan to 10,513,325 shares of common stock. In accordance with the 1997 Plan, the stated exercise price shall not be less than 100% and 85% of the estimated fair market value of common stock on the date of grant for ISOs and NSOs, respectively, as determined by the Board of Directors. The 1997 Plan provides that the options shall be exercisable over a period not to exceed ten years. Options generally vest ratably over four years from the date of grant. Options granted to certain executive officers are exercisable immediately and unvested shares issued upon exercise are subject to repurchase by the Company at the exercise price. During fiscal year 2006, 87,067 unvested shares issued upon exercise of options were repurchased under this provision. There were no repurchases of unvested shares in fiscal years 2004 or 2005 or in the nine months ended March 31, 2007. The Company’s repurchase right for such options lapses as the options vest, generally over four years from the date of grant.

In February 2007, the Company adopted the 2007 Equity Incentive Plan (the “2007 Plan”) which, as amended, provides for grants of incentive common stock options (“ISOs”) and nonqualified common stock options (“NSOs”) to employees, directors and consultants of the Company. This plan serves as the successor to the 1997 Plan, which terminated in January 2007. Five million shares of common stock are reserved for future issuance in the form of stock options, restricted stock awards or units, stock appreciation rights and stock bonuses. In accordance with the 2007 Plan, the stated exercise price of ISOs and NSOs shall not be less than 100% and 85%, respectively, of the estimated fair market value of common stock on the date of grant, as determined by the Board of Directors. Additionally, the 2007 Plan provides for automatic annual increases of shares available for issuance of up to 5% of the number of common shares then outstanding. The 2007 Plan provides that the options shall be exercisable over a period not to exceed ten years. As of March 31, 2007 no shares have been issued under the 2007 Plan.

Class Two options granted to certain executive officers are exercisable immediately and shares issued upon exercise are subject to repurchase by the Company at the exercise price, in the event the employee is terminated such repurchase right lapses gradually over a four year period. The Company does not consider the exercise of stock options substantive when the issued stock is subject to repurchase. Accordingly, the proceeds from the exercise of such options are accounted for as a deposit liability until the repurchase right lapses, at which time the proceeds are reclassified to permanent equity. As of June 30, 2005, June 30, 2006 and March 31, 2007, there were 397,395, 1,555,122 and 953,557 shares, subject to repurchase respectively, of the Company’s common stock outstanding and $40,000, $522,000 and $365,000, respectively, of related recorded liability, which is included in accrued liabilities.

During fiscal years 2006 and 2005, the Company had outstanding loans to certain executives and employees pursuant to the 1997 Plan for the purchase of stock upon the exercise of incentive stock options in the aggregate

SHORETEL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(INFORMATION FOR THE NINE MONTHS ENDED
MARCH 31, 2006 AND 2007 IS UNAUDITED)

amounts of $231,000 and $372,000, respectively. The loan agreements allow the Company to repurchase the unvested shares within 60 days of termination at a price equal to the original exercise price. The loans bear interest at rates ranging from 6.4% — 8.0% per annum and are due upon the earlier of termination of employment or four years from the option exercise date. All loans are due by June 30, 2006. In fiscal 2002, as part of his termination settlement, the Company repurchased unvested shares and amended the terms of the remaining notes issued to the former CEO, such that they are nonrecourse. In March 2003, the Company amended the terms of the remaining loans, such that they are nonrecourse. Of the 271,790 shares purchased, 127,418 were unvested at the time of the note amendments. Due to the conversion of these full recourse notes to non-recourse, the deemed new awards will be subject to variable accounting. As such, additional stock-based compensation expense will be recorded to the extent the Company’s share price appreciates above the value for which the Company has already recorded compensation charges. Stock-based compensation expense recorded for these awards in fiscal 2004, 2005, 2006 and the nine month periods ended March 31, 2006 and 2007 was $45,000, $82,000, $54,000, $36,000 and $1,377,000 respectively.

During fiscal 2006, one employee was terminated and the Company repurchased 46,000 unvested shares issued upon exercise of options and wrote off the balance of his loan of $141,000 plus accrued interest of $40,000. During fiscal 2005, one employee repaid his loan in the amount of $222,000 plus accrued interest of $40,000. During the nine months ended March 31, 2007, one employee repaid his loan in the amount of $12,000 plus accrued interest of $7,000. In March 2007, the Company entered into a Note Repayment Agreement with the sole remaining note holder, whereby he agreed to surrender 57,671 shares of the Company’s common stock as full consideration for the principal and fully-reserved interest balances due on his stock loans and his promissory note (see Note 4).

SHORETEL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(INFORMATION FOR THE NINE MONTHS ENDED
MARCH 31, 2006 AND 2007 IS UNAUDITED)

Transactions under the 1997 Plan are summarized as follows:

		Shares	Weighted-
	Shares	Subject to	Average
	Available	Options	Exercise
	for Grant	Outstanding	Price

Outstanding — July 1, 2003	1,505,869	2,130,935	$0.70
Adjustment to shares authorized on issuance of Series F preferred stock	(20,575)
Options granted — Class One (weighted-average fair value of $0.10 per share)	(426,600)	426,600	0.30
Options granted — Class Two (weighted-average fair value of $0.10 per share)	(478,000)	478,000	0.30
Options exercised		(99,140)	0.10
Options canceled	262,881	(262,881)	0.40

Outstanding — June 30, 2004	843,575	2,673,514	$0.70
Shares authorized on issuance of Series H preferred stock	2,531,780
Options granted — Class One (weighted-average fair value of $0.10 per share)	(470,850)	470,850	0.40
Options granted — Class Two (weighted-average fair value of $0.10 per share)	(2,509,780)	2,509,780	0.30
Options exercised		(252,013)	0.90
Options canceled	66,258	(66,258)	1.60

Outstanding — June 30, 2005	460,983	5,335,873	$0.40
Shares authorized	1,500,000
Options granted — Class One (weighted-average fair value of $0.60 per share)	(449,050)	449,050	0.80
Options granted — Class Two (weighted-average fair value of $0.40 per share)	(851,000)	851,000	0.60
Options exercised		(3,428,668)	0.30
Options repurchased	133,067		1.10
Options canceled	129,445	(129,445)	0.50

Outstanding — June 30, 2006	923,445	3,077,810	$0.60
Shares authorized (unaudited)	6,030,000
Options granted — Class One (weighted-average fair value of $5.00 per share) (unaudited)	(580,550)	580,550	2.80
Options granted — Class Two (weighted-average fair value of $5.00 per share) (unaudited)	(529,994)	529,994	2.70
Options exercised (unaudited)		(808,789)	0.70
Options canceled (unaudited)	136,080	(136,080)	0.80

Outstanding — March 31, 2007 (unaudited)	5,978,981	3,243,485	$1.31

Options exercisable at March 31, 2007 (unaudited)		2,120,181	$1.10

The total intrinsic value for options exercised in the years ended June 30, 2005, June 30, 2006 and the nine months ended March 31, 2007 was $66,000, $2,867,000 and $6,592,000, respectively, representing the difference

SHORETEL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(INFORMATION FOR THE NINE MONTHS ENDED
MARCH 31, 2006 AND 2007 IS UNAUDITED)

between the estimated fair values of the Company’s common stock underlying these options at the dates of exercise and the exercise prices paid.

During the nine months ended March 31, 2007, the Company recorded non-cash stock-based compensation expense of $582,000 under SFAS 123(R). As of March 31, 2007, total unrecognized compensation cost related to stock-based awards granted to employees and non-employee directors was $3,524,000, net of estimated forfeitures of $1,267,000. This cost will be amortized on a straight-line basis over a weighted-average vesting period of approximately four years.

The following table summarizes information about outstanding and exercisable options at the period end shown:

	As of June 30, 2006			As of March 31, 2007
		Weighted-			Weighted-
	Shares	Average	Weighted-	Shares	Average	Weighted-
	Subject to	Remaining	Average	Subject to	Remaining	Average	Aggregate
	Options	Contractual	Exercise	Options	Contractual	Exercise	Intrinsic
Exercise Prices	Outstanding	Life (Years)	Price	Outstanding	Life (Years)	Price	Value
				(unaudited)
	(Dollars in thousands, except per share data)

$0.10	513,815	6.62	$0.10	368,675	5.88	$0.10
$0.30	538,588	7.58	$0.30	431,302	6.97	$0.30
$0.40	903,712	8.91	$0.40	685,784	8.19	$0.40
$0.80	363,666	9.53	$0.80	324,344	8.79	$0.80
$1.00	701,470	7.13	$1.00	478,489	8.24	$1.00
$2.00-3.00	26,134	3.39	$2.50	158,272	8.45	$2.51
$3.20	—	.00	$—	678,145	9.53	$3.20
$3.60	—	.00	$—	89,999	9.71	$3.60
$6.00	30,425	4.22	$6.00	28,475	3.46	$6.00

Total outstanding	3,077,810	7.87	$0.60	3,243,485	8.13	$1.31	$32,460

Exercisable	1,310,099	6.52	$0.70	2,120,181	7.72	$1.10	$21,623
Vested and expected to vest	3,077,810	7.36	$0.60	2,860,788	7.34	$1.22	$28,825

10.	COMMITMENTS AND CONTINGENCIES

Leases — The Company leases its facilities under noncancelable operating leases which expire by September 2009. The leases provide for the lessee to pay all cost of utilities, insurance, and taxes. On October 1, 2005, the Company renegotiated the lease on its primary facility and increased the square footage under lease. In May  2007, the Company executed a new lease for its existing headquarters facility that extends until October 2009 and entered into a lease for additional operational space at a location near its headquarters that terminates in September 2009 (see Note 13).

Future minimum lease payments under the noncancelable leases as of March 31, 2007, were as follows (in thousands):

Years Ending June 30

2007 (remaining three months)	$186
2008	188

$374

Lease obligations for the Company’s foreign offices are cited in foreign currencies, which were converted herein to U.S. dollars at the average exchange rate on June 30, 2006.

SHORETEL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(INFORMATION FOR THE NINE MONTHS ENDED
MARCH 31, 2006 AND 2007 IS UNAUDITED)

Rent expense for the years ended June 30, 2004, 2005 and 2006, was $453,000, $475,000 and $594,000, respectively, and $443,000 and $562,000 during the nine months ended March 31, 2006 and 2007, respectively.

Purchase commitments — As of June 30, 2006 and March 31, 2007, the Company had non-cancelable purchase commitments with contract manufacturers totaling approximately $7,120,000 and $11,617,000 respectively, for finished goods.

Litigation — On April 2, 2007, a lawsuit was filed against the Company by Rates Technology Inc. alleging that the Company has infringed two of Rates Technology’s patents. In May 2007, the Company entered into a Covenant Not to Sue Agreement with Rates Technology relating to the infringement claim.

Indemnification — Under the indemnification provisions of the Company’s customer agreements, the Company agrees to indemnify and defend its customers against infringement of any patent, trademark, or copyright of any country or the misappropriation of any trade secret, arising from the customers’ legal use of the Company’s services. The exposure to the Company under these indemnification provisions is generally limited to the total amount paid by the customers under pertinent agreements. However, certain indemnification provisions potentially expose the company to losses in excess of the aggregate amount received from the customer. To date, there have been no claims against the Company or its customers pertaining to such indemnification provisions and no amounts have been recorded.

11.	EMPLOYEE BENEFIT PLAN

The Company adopted a defined contribution retirement plan which has been determined by the Internal Revenue Service (“IRS”) to be qualified as a 401(k) plan (“the Plan”). The Plan covers substantially all employees. The Plan provides for voluntary tax deferred contributions of 1 — 20% of gross compensation, subject to certain IRS limitations. Based on approval by the Board of Directors, the Company may make matching contributions to the Plan. No matching contributions have been made as of March 31, 2007.

12.	SEGMENT INFORMATION

SFAS No. 131 (SFAS 131), Disclosures About Segments of an Enterprise and Related Information, established standards for reporting information about operating segments. Operating segments are defined as components of an enterprise for which separate financial information is available and evaluated regularly by the chief operating decision-maker, or decision-making group, in deciding how to allocate resources and in assessing performance. The Company is organized as, and operates in, one reportable segment: the development and sale of IP voice communication systems. The Company’s chief operating decision-maker is its Chief Executive Officer. The Company’s Chief Executive Officer reviews financial information presented on a consolidated basis, accompanied by information about revenue by geographic region, for purposes of evaluating financial performance and allocating resources. The Company has operations in North America and Europe; however, the portion of revenues that Europe contributes is less than 10% of consolidated revenues. As such, it does not meet the requirement under SFAS 131 to be reported as a separate segment. Revenue is attributed by geographic location based on the location of the billing address of the channel partner or enterprise customer if sold directly to the enterprise customer. The Company’s assets are primarily located in the United States of America and not allocated to any specific region.

SHORETEL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(INFORMATION FOR THE NINE MONTHS ENDED
MARCH 31, 2006 AND 2007 IS UNAUDITED)

The following presents total revenue by geographic region (in thousands):

				Nine Months
				Ended
	Year Ended June 30,			March 31,
	2004	2005	2006	2006	2007
				(Unaudited)

North America	$18,633	$34,863	$60,954	$42,033	$67,195
Europe	195	619	654	491	1,709

Total	$18,828	$35,482	$61,608	$42,524	$68,904

13.	SUBSEQUENT EVENTS

In May 2007, the Company executed a new lease for its existing headquarters facility that extends until October 2009 and provides for minimum monthly base rent payments of $118,000 for the period from October 2007 to October 2008, and $124,000 for the period from October 2008 to October 2009. In addition, in May 2007 the Company executed a two-year lease for additional operational space at another location near its headquarters that terminates in September 2009 and provides for minimum monthly base rent payments of approximately $5,000.

In April 2007, the Company granted Class One options to purchase 737,740 shares of common stock at an exercise price of $11.30 per share. In May 2007, the Company granted Class One options to purchase 564,298 shares of common stock at an exercise price of $11.40 per share.

* * * * * *

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.	OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The following table sets forth the fees and expenses, other than underwriting discounts and commissions, payable in connection with the registration of common stock hereunder. All amounts are estimates except the SEC registration fee, the NASD filing fee and the initial NASDAQ Global Market listing fee.

Amount to be Paid

SEC Registration Fee	$2,929
NASD Filing Fee	10,040
NASDAQ Global Market Initial Listing Fee	5,000
Legal Fees and Expenses	1,000,000
Accounting Fees and Expenses	800,000
Printing and Engraving Expenses	300,000
Blue Sky Fees and Expenses	10,000
Transfer Agent and Registrar Fees	10,000
Miscellaneous Expenses	12,031

Total	$2,150,000

ITEM 14.	INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation’s board of directors to grant, indemnity to directors and officers under certain circumstances and subject to certain limitations. The terms of Section 145 of the Delaware General Corporation Law are sufficiently broad to permit indemnification under certain circumstances for liabilities, including reimbursement of expenses incurred, arising under the Securities Act of 1933.

As permitted by the Delaware General Corporation Law, the Registrant’s certificate of incorporation includes a provision that eliminates, to the fullest extent permitted by law, the personal liability of a director for monetary damages resulting from breach of his fiduciary duty as a director.

As permitted by the Delaware General Corporation Law, the Registrant’s bylaws provide that:

•	the Registrant is required to indemnify its directors and officers to the fullest extent permitted by the Delaware General Corporation Law, subject to certain limited exceptions;

•	the Registrant may also indemnify its other employees and agents in its discretion;

•	the Registrant is required to advance expenses, as incurred, to its directors and officers in connection with a legal proceeding subject to certain limited exceptions, and to the extent the Delaware General Corporation Law so requires, such advances may be conditioned on the director or officer’s agreement to repay any such advanced expenses if it is determined that the director or officer is not entitled to be indemnified under the Registrant’s bylaws; and

•	the rights conferred in the bylaws are not exclusive.

In addition, the Registrant has entered into indemnity agreements with each of its current directors and officers. These agreements provide for the indemnification of directors and officers for all reasonable expenses and liabilities incurred in connection with any action or proceeding brought against them by reason of the fact that they are or were agents of the Registrant, subject to limited exceptions. Some of the directors of the Registrant have entered into agreements with investment entities with which they are affiliated that provide for the indemnification of such directors (entered into in connection with such entities’ investments in the Registrant).

The Registrant currently carries liability insurance for its directors and officers.

The Underwriting Agreement filed as Exhibit 1.1 to this Registration Statement provides for indemnification by the underwriters of the Registrant and its directors and officers for certain liabilities under the Securities Act of 1933, or otherwise.

Reference is made to the following documents filed as exhibits to this Registration Statement regarding relevant indemnification provisions described above and elsewhere herein:

Exhibit Document	Number

Form of Underwriting Agreement	1.1
Certificate of Incorporation of the Registrant	3.1
Third Restated Certificate of Incorporation of the Registrant, to be filed upon the completion of this offering	3.2
Registrant’s Bylaws	3.3
Form of Second Amended and Restated Bylaws of the Registrant, to be effective following the completion of this offering	3.4
Form of Indemnity Agreement	10.1

ITEM 15.	RECENT SALES OF UNREGISTERED SECURITIES

Since January 1, 2004, the Registrant has issued and sold the following securities:

1. From January 1, 2004 to June 12, 2007, we granted stock options to purchase an aggregate of 75,625,795 shares of our common stock at a weighted average exercise price of $0.26 per share, respectively, to our employees, consultants, directors and other service providers under our 1997 Stock Option Plan, 2007 Equity Incentive Plan and a non-plan stock option.

2. From January 1, 2004 to June 12, 2007, we issued and sold an aggregate of 45,866,083 shares of our common stock to employees, consultants, directors and other service providers at prices ranging from $0.01 to $0.60 per share under direct issuances or exercises of options granted under our 1997 Stock Option Plan.

3. On March 1, 2004, we issued 20,114,943 shares of our Series G Preferred Stock to private investors at a price of $0.174 per share for an aggregate purchase price of approximately $3.5 million in reliance on Section 4(2) of the Securities Act and/or Regulation D promulgated under the Securities Act. Each share of Series G Preferred Stock will convert automatically into common stock upon the completion of this offering.

4. On October 20, 2004, we issued 47,169,812 shares of Series H Preferred Stock to private investors at a price of $0.212 per share for an aggregate purchase price of approximately $10 million in reliance on Section 4(2) of the Securities Act and/or Regulation D promulgated under the Securities Act. Each share of Series H Preferred Stock will convert automatically into common stock upon the completion of this offering.

Share and per share amounts contained in the numbered paragraphs above do not reflect the 1-for-10 reverse stock split of our outstanding capital stock to be effective prior to the completion of this offering.

All sales of common stock made pursuant to our 1997 Stock Option Plan or any non-plan stock option, including pursuant to exercise of stock options, were made in reliance on Rule 701 under the Securities Act or Section 4(2) of the Securities Act.

All sales indicated as having been made in reliance on Section 4(2) of the Securities Act and/or Regulation D promulgated under the Securities Act were made without general solicitation or advertising. Each purchaser was a sophisticated investor with access to all relevant information necessary to evaluate the investment and represented to the Registrant that the shares were being acquired for investment.

ITEM 16.	EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a) The following exhibits are filed herewith:

Exhibit
Number		Exhibit Title

1	.1*	Form of Underwriting Agreement.
3	.1**	Certificate of Incorporation of the Registrant.
3	.2**	Third Restated Certificate of Incorporation of the Registrant, to be filed upon completion of this offering with the Delaware Secretary of State.
3	.3**	Bylaws of the Registrant.
3	.4**	Form of Second Amended and Restated Bylaws of the Registrant, to be effective upon completion of this offering.
4	.1*	Form of Registrant’s Common Stock certificate.
4	.2**	Seventh Amended and Restated Rights Agreement dated October 20, 2004 by and among the Registrant and certain of its equityholders.
5	.1*	Opinion of Fenwick & West LLP.
10	.1**	Form of Indemnity Agreement between the Registrant and each of its directors and executive officers.
10	.2**	1997 Stock Option Plan and forms of stock option agreement and stock option exercise agreement.
10	.3**	2007 Equity Incentive Plan and forms of stock option agreement and stock option exercise agreement.
10	.4**	2007 Employee Stock Purchase Plan.
10	.5†**	ShoreTel Executive Bonus Incentive Plan for the second half of fiscal 2006.
10	.6**	Description of ShoreTel Executive Bonus Incentive Plan for the first and second half of fiscal 2007.
10	.7**	Offer Letter, dated as of July 14, 2004, by the Registrant and John W. Combs.
10	.8**	Offer Letter, dated as of March 10, 2003, by the Registrant and John Finegan.
10	.9**	Offer Letter, dated as of September 8, 2005, by the Registrant and Joseph A. Vitalone.
10	.10**	Offer Letter, dated as of April 13, 2005, by the Registrant and Walter Weisner.
10	.11**	Change of Control Agreement, dated as of August 5, 2004, between the Registrant and John W. Combs.
10	.12**	Change of Control Agreement, dated as of May 7, 2003, between the Registrant and John Finegan.
10	.13**	Change of Control Agreement, dated as of August 1, 2001, between the Registrant and Edwin J. Basart.
10	.14**	Separation Agreement, dated as of August 9, 2004, between the Registrant and Thomas van Overbeek.
10	.15**	Sublease, dated as of October 1998, between Registrant and Applied Materials, Inc., as amended.
10	.16†**	ODM Product Development and Purchase Agreement, dated as of March 19, 2004, between Registrant and Giant Electronics Ltd., as amended.
10	.17**	Manufacturing Services Agreement, dated October 28, 2005, between Registrant and Jabil Circuit, Inc.
10	.18**	Office Lease Oakmead West, dated April 20, 2007, between Registrant and Carr NP Properties, L.L.C.
10	.19**	Offer Letter, dated April 22, 2007, by the Registrant and Michael E. Healy
23	.1*	Consent of Fenwick & West LLP (included in Exhibit 5.1).
23.2		Consent of Deloitte & Touche LLP, independent registered public accounting firm.
24	.1**	Power of Attorney.

Exhibit
Number		Exhibit Title

24	.2**	Power of Attorney of Gary J. Daichendt.
24	.3**	Power of Attorney of Mark F. Bregman
24	.4**	Power of Attorney of Kenneth D. Denman

*	To be filed by amendment.

**	Previously filed.

†	An application for confidential treatment of selected portions of this agreement has been filed with the Commission.

(b) Financial Statement Schedules.

All schedules have been omitted because they are either inapplicable or the required information has been given in the consolidated financial statements or the notes thereto.

ITEM 17.	UNDERTAKINGS.

The undersigned Registrant hereby undertakes to provide to the underwriters at the completion specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described under Item 14 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or Rule 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act, the Registrant has duly caused this Amendment to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Sunnyvale, State of California, on June 13, 2007.

SHORETEL, INC.

By:	/s/ John W. Combs
John W. Combs
Chairman, President and Chief Executive Officer

Pursuant to the requirements of the Securities Act, this Amendment to Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Name	Title	Date

/s/ John W. Combs John W. Combs	Chairman, President and Chief Executive Officer (Principal Executive Officer)	June 13, 2007

/s/ Michael E. Healy Michael E. Healy	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	June 13, 2007

* Edwin J. Basart	Director	June 13, 2007

* Mark F. Bregman	Director	June 13, 2007

* Gary J. Daichendt	Director	June 13, 2007

* Kenneth D. Denman	Director	June 13, 2007

* Charles D. Kissner	Director	June 13, 2007

* Thomas van Overbeek	Director	June 13, 2007

* Edward F. Thompson	Director	June 13, 2007

*By: /s/ John Finegan John Finegan	Attorney-in-fact	June 13, 2007

EXHIBIT INDEX

Exhibit
Number		Exhibit Title

1	.1*	Form of Underwriting Agreement.
3	.1**	Certificate of Incorporation of the Registrant.
3	.2**	Third Restated Certificate of Incorporation of the Registrant, to be filed upon completion of this offering with the Delaware Secretary of State.
3	.3**	Bylaws of the Registrant.
3	.4**	Form of Second Amended and Restated Bylaws of the Registrant, to be effective upon completion of this offering.
4	.1*	Form of Registrant’s Common Stock certificate.
4	.2**	Seventh Amended and Restated Rights Agreement dated October 20, 2004 by and among the Registrant and certain of its equityholders.
5	.1*	Opinion of Fenwick & West LLP.
10	.1**	Form of Indemnity Agreement between the Registrant and each of its directors and executive officers.
10	.2**	1997 Stock Option Plan and forms of stock option agreement and stock option exercise agreement.
10	.3**	2007 Equity Incentive Plan and forms of stock option agreement and stock option exercise agreement.
10	.4**	2007 Employee Stock Purchase Plan.
10	.5†**	ShoreTel Executive Bonus Incentive Plan for the second half of fiscal 2006.
10	.6**	Description of ShoreTel Executive Bonus Incentive Plan for the first and second half of fiscal 2007.
10	.7**	Offer Letter, dated as of July 14, 2004, by the Registrant and John W. Combs.
10	.8**	Offer Letter, dated as of March 10, 2003, by the Registrant and John Finegan.
10	.9**	Offer Letter, dated as of September 8, 2005, by the Registrant and Joseph A. Vitalone.
10	.10**	Offer Letter, dated as of April 13, 2005, by the Registrant and Walter Weisner.
10	.11**	Change of Control Agreement, dated as of August 5, 2004, between the Registrant and John W. Combs.
10	.12**	Change of Control Agreement, dated as of May 7, 2003, between the Registrant and John Finegan.
10	.13**	Change of Control Agreement, dated as of August 1, 2001, between the Registrant and Edwin J. Basart.
10	.14**	Separation Agreement, dated as of August 9, 2004, between the Registrant and Thomas van Overbeek.
10	.15**	Sublease, dated as of October 1998, between Registrant and Applied Materials, Inc., as amended.
10	.16†**	ODM Product Development and Purchase Agreement, dated as of March 19, 2004, between Registrant and Giant Electronics Ltd., as amended.
10	.17**	Manufacturing Services Agreement, dated October 28, 2005, between Registrant and Jabil Circuit, Inc.
10	.18**	Office Lease Oakmead West, dated April 20, 2007, between Registrant and Carr NP Properties, L.L.C.
10	.19**	Offer Letter, dated April 22, 2007, by the Registrant and Michael E. Healy
23	.1*	Consent of Fenwick & West LLP (included in Exhibit 5.1).
23.2		Consent of Deloitte & Touche LLP, independent registered public accounting firm.
24	.1**	Power of Attorney.
24	.2**	Power of Attorney of Gary J. Daichendt.

Exhibit
Number		Exhibit Title

24	.3**	Power of Attorney of Mark F. Bregman
24	.4**	Power of Attorney of Kenneth D. Denman

*	To be filed by amendment.

**	Previously filed.

†	An application for confidential treatment of selected portions of this agreement has been filed with the Commission.